Emeco



Annual Report 2009

Earthmoving equipment solutions

RENTAL | SALES | PARTS | ASSET MANAGEMENT


Emeco
Emeco
785C


85C

EMECO 2009 ANNUAL REPORT

Contents

Chairman's Report



Dear Shareholder

On behalf of the Directors I am pleased to present Emeco Holdings Ltd's Annual Report to shareholders for the 2008/2009 financial year.

Performance for the year

The 2008/2009 financial year (**FY09**) was one of the most turbulent of recent decades. As the global financial system moved towards near collapse in late 2008, global economic activity declined with a suddenness that was impossible to predict. Emeco began to feel the full force of the global financial crisis in December 2008 and into the first few months of 2009, when mining and construction activity dropped substantially. Emeco's revenues were severely impacted during this phase of the crisis and are reflected in our full year results. Net profit after tax (**NPAT**) before significant items was $57.7 million for the year.

However, despite experiencing some of the toughest trading conditions in its history, Emeco was well positioned to ride out the storm having secured debt funding early in the year and had already initiated measures to more prudently manage capital expenditure. Furthermore, as the global crisis unfolded, we moved quickly to implement further initiatives across the Emeco Group which underpinned continued substantial free cash flow generation and profitability, even during the worst of the crisis. These initiatives have prepared Emeco to withstand any further global economic shocks and position the Group to perform strongly when the world emerges from the economic crisis.

Although Emeco experienced a significant decline in activity in the first few months of 2009, this unprecedented volatility was experienced across the mining and construction industry globally, indicating the activity decline was not specific to Emeco. Our business model has proved its durability during this difficult period and the advantages of Emeco's value proposition to our customers began to re-emerge in the final months of 2009 as the volatility in our markets eased.

"... New initiatives have best prepared Emeco to withstand any further global economic shocks ..."

While Emeco's financial position remains strong, the challenge to enhance the return on invested capital remains. As part of this primary objective, the Company has commenced downsizing its European business. Furthermore, ongoing earnings volatility in the existing United States of America (USA) business has necessitated a review of market opportunities outside the Appalachian coal region. An oversupply of small civil-construction equipment in North America and Europe has led to a continuing downsizing of Emeco's position in this sized equipment. These factors have resulted in one-off impairment and restructuring charges of $44.5 million in FY09. Although a disappointing result for the current year, the action taken is prudent in the current circumstances.



Strong performance

Our business model has proved durable during this difficult period and the benefits of Emeco's support for our customers began to re-emerge in the final months of 2009.

Funding

The successful refinancing of Emeco's senior debt facilities early in the financial year provided us with a secure balance sheet position which enabled the Group to manage through the economic crisis in the second half of the financial year. Our focus on cash flow maximisation and a disciplined approach to capital expenditure further strengthened our balance sheet position.

Dividend

The dividend policy of the board is to distribute to shareholders approximately 35 percent to 45 percent of annual NPAT and to frank dividends to the fullest extent possible.

The Board has determined the final dividend for 2009 with reference to the Group's Operating NPAT of $57.7 million which excludes the significant one-off impairment and restructuring charges incurred in this financial year given they are largely non-cash in nature. Furthermore, the Board has considered the extent of available retained profits and franking credits and the robust free cash flow and balance sheet in reaching its decision on dividends. Accordingly, the Directors have declared a final dividend of 2.0 cents per share. This takes the fully franked dividend for the financial year 2008/2009 to 4.0 cents. The final dividend will be 100 percent franked.

Our people

Our skilled and dedicated employees remain a key to our success. I want to take this opportunity to thank everyone for their significant contribution to securing Emeco's future as a world class provider of earthmoving equipment solutions.

We have not wavered in our commitment to ensuring the safety of our employees, contractors and visitors. During the year, we devoted considerable time and attention to improving the safety performance of all our operations around the world. Whilst this is an area that requires constant vigilance and continuous improvement, I believe Emeco made significant progress in FY09 toward ensuring its safety management practices are uniformly world class. Our ultimate safety objective remains 'zero harm' and this objective continues to guide us in how we manage and think about safety in the workplace.

Board changes

In June this year Laurie Freedman announced his intention to step down as Emeco's CEO and Managing Director. Laurie will continue to lead the Company while the current search for his successor continues and will step down when his successor is appointed. Laurie's contribution to Emeco during his ten year tenure as CEO has been incalculable. Under his guidance and leadership, Emeco has grown from a small privately owned Western Australian business into one of the largest earthmoving equipment rental companies in the world with operations around the globe. Laurie's vision and his commitment to the Emeco model have been fundamental to

"... We believe we have positioned Emeco solidly to take advantage of a return to economic growth."

Emeco's growth and success. On behalf of my fellow Directors I thank Laurie for his contribution; he will leave behind a Board and executive team who are ready to meet the challenges ahead.

In addition, Greg Minton and Paul McCullagh both resigned as Directors of the Company during the year. Greg and Paul have both made significant contributions to the development of the Emeco Group having both been an integral part of the Company's private equity buy-out and subsequent public listing.

During the year, the Directors announced the appointment of Robert Bishop and John Cahill as Independent Non-Executive Directors. Both have worked at senior executive levels within the energy and resources sectors. We are fortunate to have attracted Directors of their calibre and Emeco is already benefiting from their experience as the Company embarks upon the next phase of its development.

The future

Whilst the global outlook remains somewhat uncertain, we believe we have positioned Emeco solidly to take advantage of a return to economic growth. In the year ahead, we will maintain our focus on improving the utilisation of our global equipment fleet and continue to prudently manage our capital base, with the overriding objective of providing superior returns to our shareholders.

We remain confident that Emeco can deliver steady and sustainable growth for shareholders over the coming years.

Alec Brennan

Alec Brennan
Chairman



Providing superior returns to our shareholders

Over the medium term we are expecting a return to more normal economic conditions that will drive our earnings higher. We have a lot of capacity to leverage earnings over the next 18 months from our existing installed asset base.

Managing Director's Report

OVERVIEW



Emeco experienced strong activity in the second half of financial year 2007/2008 (**FY08**) which continued into the new financial year resulting in a record half year profit for the first half of financial year 2008/2009 (**FY09**). The increasing contribution from Emeco's international businesses, in particular Indonesia and Canada, was a particularly pleasing feature of our strong first half result.

Concurrently with the robust operating conditions in the first half of FY09, the Company commenced implementing a range of initiatives to manage capital in an improved manner with the overall objective of enhancing return on capital. The Company also achieved balance sheet security by completing a $595 million debt refinancing in August 2008. The combination of strong earnings, increased focus on capital management, and balance sheet strength positioned Emeco with significant flexibility moving into 2009.

After such strong utilisation in all our regions, the suddenness and magnitude with which the global financial crisis unfolded in December 2008 was unexpected, giving us little time to anticipate and adjust to the challenges that lay ahead in the remainder of the year.

Many of our businesses experienced a decline in utilisation in the second half of FY09, resulting in lower earnings; however, our ability to move quickly to adjust to the new adverse conditions was greatly enhanced by the positioning of the business in the preceding period. Emeco management further contracted its capital expenditure program while focusing on strategies to redeploy equipment across Emeco's markets which underpinned strong free cash flow throughout this challenging period.

Across the organisation the focus was on recycling underperforming capital and deploying idle equipment in alternative configurations and/or locations. An internal focus on efficiency and improvements in core processes contributed to working capital reductions. At all levels throughout the business we identified ways to do things smarter, more quickly or at a reduced cost. Externally, the flexible long-term approach we adopt with our customers has afforded us the opportunity to realign our products and services with their changing needs and retain valuable partnerships which has positioned us well for the future.

" ... The Group's balance sheet remained strong throughout the year ..."

While some companies fared poorly during FY09, the Group's balance sheet remained strong throughout the year enabling us to weather the storm. We have significant headroom under our debt facility and remain comfortably compliant with all covenants.

Depressed trading conditions in Europe and North America, particularly in the civil construction sector resulted in largely non-cash one-off impairment and restructuring charges of $44.5 million in FY09. These charges relate to the


Emeco
788
784
777D

Our business model

We are now seeing emerging signs of a return to a more stable environment where we expect resumption of volume growth in our key commodity exposures. In this context, the virtues of the business model are expected to become evident once again.

downsizing of the European operations, impairment of goodwill and tax assets in the USA business due to the uncertain operating outlook, and write-down of specific small-sized civil construction equipment in North America. Impairment and restructuring charges after excluding goodwill impairment will have the effect of reducing net tangible assets per share by 6 percent from $0.79 to $0.74 at 30 June 2009.

Against the backdrop of lower utilisation, our continued cash flow generation during the last six months of FY09 is testament to the sustainability of the Emeco business model through the economic cycle. Emeco has come through this period leaner and more focused and is securely placed to exploit the opportunities that will arise in the future.

A full overview of our regional operations follows:
In Australia, Emeco's Rental business enjoyed an average utilisation of 87 percent in the first half of FY09; however utilisation declined to 68 percent in the second half. A high level of fleet engagement continued within our NSW business throughout the second half due to its primary exposure to thermal coal and gold. Significant production cut-backs in Queensland's coking coal sector, and to a lesser extent general volatility in mining activity across Western Australia, were the primary drivers of lower utilisation in the second half of FY09. The last six months of FY09 marked what could be characterised as the most volatile period in the Australian mining industry in many decades, however the recent stabilisation in activity and Emeco's geographic market and customer diversification is expected to underpin a return to stronger earnings going forward.


Emeco

Value creation
Emeco's business strategy is right, the signs of a turnaround are encouraging, and the business is very well positioned to see an improvement in earnings rate as we progress through FY10.

The Australian Sales business felt the tide turn around the middle of the financial year. The business experienced strong revenue and stock turns in the first half of FY09, but the lower sales volumes in the second half was due to weak demand as businesses deferred capital expenditure decisions or had limited access to credit. The Government's bonus tax incentive for new asset purchases also diverted buyers from used to new equipment, further impacting our used equipment sales revenue.

In Indonesia we continued to enjoy strong demand for equipment throughout FY09 and experienced robust utilisation on the back of steady thermal coal production and export volumes. The business continues to develop scale to match the infrastructure in place and this has aided further market penetration over the past 12 months. Continued demand for our product offering is expected to drive earnings over the medium term, whilst the opportunity also exists to expand into new geographical markets from our Indonesian base.

In Canada, the strategy to reconfigure the fleet from small civil to large mining equipment delivered substantial rewards in the first half of FY09, with construction activity and mine development in the oil sands region underpinning demand for our equipment. However, the collapse in gas and oil prices and the broader economic decline significantly impacted utilisation of our mining fleet. The civil construction market in Alberta also contracted sharply impacting utilisation of our small civil equipment. Our continuing efforts to penetrate coal, gold and other commodities in Western and Northern Canada, together with an improving outlook for the oil sands sector, is expected to reward our strategy of growing our mining fleet capability, whilst continuing to reduce small civil equipment within our Canadian business.

Emeco's small USA operations were also adversely impacted in the second half due to the rental business's concentrated exposure to the Appalachian coal region where coal price declines have impacted volumes due to the high cost nature of this mining region. We are currently studying alternative mining regions within the USA market to assess whether geographic and commodity diversification of the business can reduce earnings volatility and deliver improved returns over the medium term. However, it is recognised that the USA rental business is adversely impacting Emeco's return on capital and if the outcome of this due diligence does not support expansion then Emeco's position in the USA will be reconsidered and restructured in the most appropriate manner. Given this uncertain outlook, an impairment of goodwill and deferred tax assets totalling $9.9 million has been recognised.

"... Our continued cash flow generation is testament to the sustainability of the business model ..."

Due to the ongoing underperformance of the European business, management commenced a strategic review in late FY09. As a result of this review we have commenced a major downsizing and restructuring of the business. We will continue our presence in the region as it is expected that Europe will remain a procurement hub for the Group and will enable us to monitor potential longer term opportunities, however the level of invested capital and overheads will be significantly reduced. Impairment and restructuring charges of $26.8 million have been recognised during the year as a result.

SUMMARY OF FINANCIAL PERFORMANCE

A$M	FY08 Operating	FY09 Operating (pre significant items)	FY09 Statutory (post significant items)	YOY %Operating
Revenue	617.9	528.2	528.2	(14.5)
EBITDA	213.5	210.9	185.3	(1.2)
EBIT	119.2	105.9	67.7	(11.2)
NPATA	68.6	58.1	26.2	(15.3)
NPAT	67.5	57.7	13.3	(14.5)

Operating results

The Group's FY09 revenue of $528.2 million and operating earnings before interest and tax (**EBIT**) of $105.9 million was down 14.5 percent and 11.2 percent respectively as compared to FY08. The lower earnings were attributable to a rapid decline in utilisation and sales volumes in the second half of FY09 due to broad based volatility in mining and construction activity in most geographies.

The most significant decline in activity was experienced in Queensland (coking coal), Canada (oil sands), Western Australia (iron ore) and Europe. Sales and Parts volumes were also down significantly due to constrained purchasing by customers in the second half. However, strong utilisation levels continued throughout the year in New South Wales and Indonesia due to robust thermal coal and gold markets.

Profit on sale of rental assets (**POSA**) in FY09 was $3.9 million (FY08: $9.5 million) on total asset disposals of $21.3 million (FY08: $43.8 million).

As a result of the above factors NPAT before significant items declined 14.7 percent from $67.5 million to $57.7 million in FY09.

Significant items

In addition to the operating NPAT of $57.7 million, Emeco incurred significant one-off impairment and restructuring charges totalling $44.5 million, resulting in a statutory NPAT of $13.3 million for the 12 months ended 30 June 2009. These impairment and restructuring charges comprise:

- An impairment and restructuring charge of $26.8 million as a consequence of the downsizing strategy for the European business, including impairment of goodwill, tax asset write down, impairment of sales inventory, provision for doubtful debts and restructuring costs.
- An impairment charge in respect of USA goodwill and tax assets totalling $9.9 million arising from the volatile and uncertain earnings outlook for this business.
- An impairment charge of $7.7 million on an after-tax basis ($9.3 million pre-tax) in respect of the carrying value of specific small sized rental equipment and inventory utilised in the construction sector in the USA and Canadian businesses. A significant decline in construction sector activity in North America, coupled with equipment oversupply, has impacted market valuations of some small civil-construction equipment giving rise to the impairment.





The impairment and restructuring charges comprise the following items by region:

A$	Rental & Sales Inventory [1]	Provision for Doubtful debts [2]	Restructuring provision [3]	Goodwill [4]	Tax Assets [5]	Tax effect [6]	TOTAL $M (NPAT)
NPAT before significant items							57.7
Europe	(10.2)	(4.2)	(3.2) [*]	(6.9)	(2.7)	0.3	(26.8)
USA	(3.5)			(5.6)	(4.3)		(13.4)
Canada	(5.8)					1.6	(4.2)
NPAT after significant items	(19.5)	(4.2)	(3.2)	(12.5)	(7.0)	1.9	13.3

[*] Includes $1.2 million mark to market of ineffective €10 million interest rate swap.

Reconciliation notes to statutory income statement:
Statutory EBITDA includes significant items 1 to 3, less ineffective hedge of $1.2 million (*)
Statutory EBIT includes significant items 1 to 4, less ineffective hedge of $1.2 million (*)
Statutory NPAT includes significant items 1 to 6

Cash flow and balance sheet

The Group generated cash flow from operations of $175 million and free cash flow after dividends and capital expenditure of $46 million, which was used to repay debt during the period. The Group's cash flow was not impacted by the one-off significant items as they were largely non-cash charges.

The impairment and restructuring charges recognised at 30 June 2009 have reduced net tangible assets (**NTA**) per share by 6 percent from $0.79 to $0.74. The reduction in NTA per share is primarily due to impairment of small-civil construction equipment in Europe and North America. The impairment of these specific asset classes is due to a significant decline in construction sector activity in Europe and North America in the past six months. However, larger mining equipment asset values have remained relatively robust during this period, particularly in the Asia Pacific region as supply and demand has generally remained in-line.

In the context of these equipment market environments, Emeco's NTA per share of $0.74 is comprised of 68 percent large mining equipment, 23 percent small-civil construction equipment and 9 percent other net tangible assets (cash, working capital, property and tax assets and liabilities).

The Group's net debt at 30 June 2009 was $331 million representing an overall decrease of $20 million from 30 June 2008. This decrease was driven by net debt repayment of $43 million offset by an increase of $23 million due to the translation effect of a lower AUD. A gearing ratio of 1.8 times debt to EBITDA and interest coverage ratio of 8.1 times EBITDA to Interest Expense ensured the Group remained comfortably compliant with its banking covenants.

Earnings before interest, tax and amortisation (**EBITA**) Return on Funds Employed (**ROFE**) from operating performance was 11.6 percent in FY09 (FY08: 14.0 percent) due to lower earnings in the second half from a combination of a decline in rental utilisation and sales volumes while invested capital base remained relatively constant. A general improvement in utilisation and sales activity coupled with strategic focus on recycling underperforming capital is expected to drive higher return on capital going forward. Further in-depth analysis is provided in the review of operations section.

BUILDING FOR THE LONG TERM

The durability of Emeco's business model has been validated during the difficult trading conditions in the second half of FY09. Emeco's customers have continued to utilise the rental model for varying commercial reasons from the flexible fleet configurations we offer, capital management solutions for constrained balance sheets, high quality equipment to enhance production efficiencies and Emeco's ability to procure and dispose of the equipment in the global market. We continue to develop our long-term relationships with our quality customer base and tailor our solutions to suit their needs.

Whilst our short term focus remains on improving utilisation and further penetration of existing markets, the Group is poised to take advantage of opportunities as they emerge. We have continued to build the Group's underlying capability and have constructed significant workshop facilities in all our locations to accommodate future fleet expansion and provide additional economies of scale.

Equally, we expect our increased focus on recycling capital into the most value creating opportunities will deliver enhanced returns for shareholders over the medium term. This focus is highlighted by our strategic decisions to downsize Europe, reduce our exposure to smaller civil construction equipment, and consider the various strategic options available to us in the USA market.

The Emeco brand is now well established globally which sets us apart from our competitors. Coupled with a reputation for providing quality equipment and smart solutions we are continuing to secure new contracts.

OUR PEOPLE

We continued our focus on enhancing Emeco's safety management systems and capability during the year. In Australia, we ended the year with a fully resourced team of experienced safety professionals who are providing advisory, training and monitoring services to our Australian business units. Major safety initiatives included the development and roll out of a contractor management system, the roll out of a new drug and alcohol policy, the completion of site safety plans at nearly all Australian work sites, enhancements to our reporting systems with improved leading KPIs



to measure our safety performance and a significant increase in our commitment to OHS training. We are currently committed to rolling out a new web based safety reporting system which will greatly assist in the reporting of safety incidents and their subsequent management.

Our goal is to ensure that all of our businesses around the world adopt best practice OHS systems, processes and procedures and we will be conducting a comprehensive review of the international businesses during FY10 to assess their current capabilities and performance against that goal.

During the year we also made significant improvements to our human resource management systems, including the introduction of a new competency based wage structure for our Australian trade based employees, centralisation of the employee recruitment process, and the engagement of several new staff to support our human resource management team. We also increased our commitment to training our people to ensure they have the skills, knowledge and ability to assist Emeco to achieve its corporate objectives.

THE FUTURE

Having laid the foundations to withstand the challenges of recent times, Emeco is now positioned to take advantage of an improving market environment. In the short term we will remain focused on improving utilisation of existing fleet and, over the medium term, seeking to liberate assets which are not core to our business. Delivering on these two objectives will improve both the quantum and quality of the Group's profitability.



We expect the recovery in global credit markets to be more protracted than the global economic recovery, which will support the counter cyclical nature of the Emeco rental model. The bulk of our earnings growth is expected to come from Australia, Indonesia and Canada over the next two years, primarily through organic growth of our larger mining fleet to meet the expected growth in commodity volumes. We will also continue to monitor the market for external opportunities which are value creating with acceptable risk profiles and will leverage off our core strength of asset management.

While the operating environments in the markets we serve appear to be stabilising, there remains uncertainty as to the profile of the recovery over the next 12 to 18 months. However, significant work with our customers over recent months is providing encouraging evidence of increasing activity which is already translating into improved utilisation in the early part of the new financial year.

Laurie Freedman
Managing Director

" ... The Emeco brand is now well established globally ..."



The future

In the short term we will remain focused on improving utilisation of existing fleet and, over the medium term, seeking to liberate assets which are not core to our business. Delivering on these two objectives will improve both the quantum and quality of the Group's profitability.


Emeco
Emeco
CAT
785C
86

Independent global supplier

Our geographic spread enables us to procure very efficiently; we provide geographic coverage for our multi-nationals customers that our locally based competitors cannot. Size and sustainability matters, particularly for the larger end of the industry and that's what we provide. We also manage equipment residual value risk better than most.

Review of Operations

THE EMECO GROUP

A$M	FY08 Operating	FY09 Operating (pre significant items)	FY09 Statutory (post significant items)	YOY % Operating
Revenue	617.9	528.2	528.2	(14.5)
EBITDA	213.5	210.9	185.3	(1.2)
EBIT	119.2	105.9	67.7	(11.2)
NPATA	68.6	58.1	26.2	(15.3)
NPAT	**67.5**	**57.7**	**13.3**	**(14.5)**
No. of Rental machines	1,071 units	1,120 units	1,120 units	4.5
No. of machine Sales	672 units	346 units	346 units	(48.8)

The Group's FY09 revenue of $528.2 million and operating EBIT of $105.9 million was down 14.5 percent and 11.2 percent respectively as compared to the prior corresponding period. The lower earnings was attributable to a rapid decline in utilisation and sales volumes in the second half of FY09 due to volatility in mining and construction activity related to the global economic crisis. Profit on sale of rental assets (POSA) in FY09 was $3.9 million (FY08: $9.5 million) on total asset disposals proceeds of $21.3 million (FY08: $43.8 million). NPAT pre-significant items declined 14.7 percent from $67.5 million to $57.7 million in FY09.

In addition to the operating NPAT of $57.7 million for the year ended 30 June 2009, Emeco incurred significant one-off impairment and restructuring charges totalling $44.5 million, resulting in a statutory NPAT of $13.3 million. Details as follows:

- As a consequence of the strategy to downsize the European business, the Group incurred an impairment and restructuring charge of $26.8 million.
- Due to the uncertain outlook for the USA business the Group impaired the goodwill and deferred tax assets to the extent of $9.9 million.
- Impairment of specific small civil-construction equipment in North America due to construction activity decline and significant over supply has impacted market asset values. This resulted in an impairment of tangible assets of $7.7 million on after tax basis ($9.3 million pre-tax).

"... Emeco's Australian Rental business is well diversified ..."

Depreciation increased by 12.4 percent to $104.6 million for the year ended 30 June 2009 as compared to the previous corresponding period. The increase in depreciation is primarily due to the increase in the size of the rental fleet from 1,071 machines as at 30 June 2008 to 1,120 machines as at 30 June 2009. In addition, underutilised rental fleet attracted minimum hour depreciation charges without associated revenue further impacting margins.

EMECO OPERATING SEGMENTS

A$M	FY08 Operating	FY09 Operating	FY09 Statutory	YOY% Operating
Revenue	**617.9**	**528.2**	**528.2**	**(14.5)**
Rental	372.3	391.3	391.3	5.0
Sales	210.6	110.2	110.2	(47.7)
Parts	34.9	26.7	26.7	(23.5)
EBIT	**119.2**	**105.9**	**67.7**	**(11.2)**
Rental	106.9	94.7	87.4	(11.4)
Sales	8.6	6.5	(20.4)	(24.4)
Parts	3.7	4.7	0.7	27.0

GEOGRAPHIC HIGHLIGHTS

Australia

A$M	FY08 Operating	FY09 Operating	FY09 Statutory	YOY% Operating
Revenue	459.5	363.5	363.5	(20.9)
EBITDA	168.8	148.1	148.1	(12.3)
EBIT	100.4	80.6	80.6	(19.7)
Rental machines	582 units	561 units	561 units	(3.6)
Machine Sales	324 units	169 units	169 units	(48.5)



"... Major achievements in the year included equipment supply to two Government infrastructure projects ..."

Emeco's Australian Rental business is well diversified across states, customers and commodities. However, the extraordinary market conditions in the second half of FY09 significantly impacted overall utilisation levels. Macro economic factors increased miners' financial risks and in turn some mines were closed or short-term production volumes were reduced. In particular, utilisation linked to the production of metalliferous coal in Queensland was heavily impacted and Emeco's iron ore and gold orientated fleet in Western Australia also operated below full utilisation. Competition in Queensland and Western Australia increased due to lower production volumes and an over supply of rental equipment in the market. Contrasting this, was sustained utilisation in New South Wales due to robust activity in thermal coal and gold sectors and strengthening demand in Victoria and South Australia related to infrastructure related activity.

Major achievements in the year included winning two Government funded civil construction contracts, gaining preferred supplier status with one of the world's biggest mining companies and nomination for the Goldfields Business Awards, Kalgoorlie.

Emeco's Australian Sales business recorded lower than expected sales due to customers' capital/finance constraints plus the Government's introduction of tax incentives which diverted buyers from used to new equipment purchases. Emeco's Australian Parts' volumes were also down as purchases were deferred.


Emeco

Indonesia

A$M	FY08 Operating	FY09 Operating	FY09 Statutory	YOY% Operating
Revenue	23.8	50.5	50.5	112.2
EBITDA	18.5	33.4	33.4	80.5
EBIT	9.8	18.6	18.6	89.8
Rental machines	129 units	203 units	203 units	57.4

Emeco's Indonesian subsidiary, PT Prima Traktor IndoNusa (**PTI**) experienced exciting growth in revenue and EBIT. During the year Indonesia was the world's biggest exporter of thermal coal, with export volumes anticipated to remain constant in FY10. In addition, domestic and coking coal activity is expanding.

Despite weather and infrastructure challenges, Emeco continues to enjoy increasing penetration of the market and has successfully won two major contracts through the year. The Company continues to develop relationships with key industry players and find innovative solutions to our customers' transport and financing constraints. This improving outlook underpinned the decision to invest further in the business over the past 12 months.

Based on the second half performance of PTI which was underpinned by strong market fundamentals, positive earnings performance is expected to continue for this business into FY10.

Canada

A$M	FY08 Operating	FY09 Operating [1]	FY09 Statutory	YOY% Operating
Revenue	51.7	49.8	49.8	(3.7)
EBITDA	27.8	25.6	19.8	(7.9)
EBIT	15.5	9.5	3.7	(38.7)
Rental machines	277 units	264 units	264 units	(4.7)

[1] Excludes significant items as set out on pages 10 and 11 (Canada) of the Managing Director's Report.

Emeco's Canadian business grew strongly in the first half of FY09 due to large levels of construction activity and mine development in the Fort McMurray oil sands region. However, the collapse in oil prices and contraction of capital markets resulted in a substantial wind back in oil sands construction and expansion in the second half. In addition, the traditional winter drilling programme was halted due to depressed natural gas prices, which in conjunction with reduced activity in broader construction activity significantly impacted utilisation of Canada's small civil-construction equipment. This resulted in an impairment of certain smaller equipment during the period. Following the impairment to these specific units, the strategy is to downsize the small civil equipment in the Canadian fleet.

"... Emeco continues to diversify its customer and commodity exposure by expanding organically ..."

The oil sands sector remains the engine for Emeco's growth in the Canadian marketplace; however, Emeco continues to diversify its customer and commodity exposure by expanding organically into the coal market in Western Canada, gold in Northern Ontario and regionally into Northern Canada.

United States of America (USA)

A$M	FY08 Operating	FY09 Operating [1]	FY09 Statutory	YOY% Operating
Revenue	43.2	46.6	46.6	7.9
EBITDA	(1.0)	6.4	2.9	740.0
EBIT	(4.1)	1.8	(7.3)	143.9
Rental machines	75 units	74 units	74 units	1.3

[1] Excludes significant items as set out on pages 10 and 11 (USA) of the Managing Director's Report.

Emeco's USA Rental business was experiencing strong utilisation in the first half of 2009 financial year. However, depressed activity in the Appalachian coal region, driven by lower coal prices adversely affected utilisation during the second half. Emeco's exposure to this mining region has prompted a due diligence study of prospective new mining markets in the Western regions of the USA. Given the earnings volatility and uncertainty around the earnings profile, the goodwill and deferred tax assets have been impaired. The sales inventory comprising small-sized construction equipment





has also been impaired due to significant declines in construction sector activity. Following the impairment of the Sales inventory, the strategy is to downsize the inventory levels to liberate the cash for alternative purposes.

Europe

A$M	FY08 Operating	FY09 Operating [1]	FY09 Statutory	YOY% Operating
Revenue	39.6	17.8	17.8	(55.1)
EBITDA	(0.6)	(2.6)	(18.9)	(333.3)
EBIT	(1.3)	(4.5)	(27.7)	(246.2)
Rental machines	8 units	17 units	17 units	112.5
Machine Sales	133 units	114 units	114 units	(14.3)

[1] Excludes significant items as set out on pages 10 and 11 (Europe) of the Managing Director's Report.

Due to the ongoing underperformance of the European business, management undertook a strategic review in late FY09. As a result of this review we have commenced a major downsizing and restructuring of the business. It is expected that Europe will remain a procurement hub for the Group and we will continue our presence in the region and monitor potential longer term opportunities; however, the level of invested capital and overheads will be significantly reduced.

CAPITAL EXPENDITURE AND CASH FLOW

During the year strict capital management guidelines were put in place to limit all unnecessary expenditure. As a result, working capital improved by $33 million and the Group generated cash flow from operations of $175 million. Positive free cash flow generation of $46 million was used to repay debt during the period. The Group's cash flow was not impacted by the one-off significant items as they were largely non-cash charges.

Net sustaining capital expenditure (**capex**) of $34 million and growth capex of $52.4 million was committed during the year, significantly lower than the prior period. This resulted from the strategy to focus on redeploying idle machinery between regions and/or countries before committing fresh capital.

Table below details Rental capital expenditure:

A$M	FY08 Operating	FY09 Operating	FY09 Statutory	YOY% Operating
Maintenance capex	121.6	55.3	55.3	(54.5)
Disposals	(43.8)	(21.3)	(21.3)	(51.4)
Net Sustaining capex	**77.8**	**34.0**	**34.0**	**(56.3)**
Growth capex	106.8	52.4	52.4	(50.9)
Total Net Capex	**184.6**	**86.4**	**86.4**	**(53.2)**



ROFE

%	FY08 Operating	FY09 Operating	FY09 Statutory	YOY Operating
ROFE EBITDA %	24.7	23.0	20.3	(1.7)
ROFE EBITA %	14.0	11.6	7.5	(2.4)

EBITDA ROFE of 23.0 percent and EBITA ROFE of 11.6 percent in the year ended 30 June 2009 are below historical averages given the trading conditions. The firm focus of management remains on continuing to improve utilisation and capital efficiency within the business and restoring EBITA ROFEs to historical levels of around 20 percent.

The Emeco Board



(L-R) **Michael Kirkpatrick**, General Manager Corporate Services, **Stephen Gobby**, Chief Financial Officer, **Robin Adair**, Executive Director, Corporate Strategy & Business Development, **Alec Brennan**, Chairman and Independent Non-Executive Director, **Laurie Freedman**, Managing Director, **Robert Bishop**, Independent Non-Executive Director, **Peter Johnston**, Independent Non-Executive Director and **John Cahill**, Independent Non-Executive Director.

Financial Report


Emeco

Directors' Report

The Directors of Emeco Holdings Limited ('Emeco' or 'the Company') present their report together with the financial reports of the consolidated entity, being Emeco and its controlled entities ('the Emeco Group' or 'the Consolidated Entity') for the financial year ended 30 June 2009 (FY09).

Directors

The Directors of the Company during or since the end of the financial year are:

Alec Brennan
(Age 62), Chairman and Independent Non-Executive Director

Alec was appointed an Independent, Non-Executive Director in August 2005 and Chairman from 28 November 2006.

Alec was Chief Executive Officer of CSR until March 2007. Alec holds an MBA from City University, London and a BSc from the University of NSW. He is Chair of Tomago Aluminium Pty Ltd and of PPI Corporation Pty Ltd, and a Fellow of the Senate of Sydney University.

Robin Adair
(Age 48), Executive Director, Corporate Strategy & Business Development

Robin was appointed Executive Director, Corporate Strategy and Business Development in March 2008. Robin was Chief Financial Officer of the Company from January 2005 until his appointment to his current role.

Robin has 15 years commercial experience across a breadth of business units within the CSR group. After spending 12 months as Chief Financial Officer of Beltreco, he joined Emeco's business as Chief Financial Officer in October 2000. Robin has been responsible for a number of business evaluations, start-ups, acquisitions, joint ventures, disposals, and business and system improvements over this period. His international experience includes engagements in Taiwan, Indonesia, Thailand, Europe and the USA. Robin holds a Bachelor of Business (Accountancy) from University of South Australia and a Master of Business Administration from Deakin University and is a Certified Practising Accountant.

Robert ('Bob') Bishop
(Age 64), Independent Non-Executive Director

Bob was appointed as an Independent, Non-Executive Director on 22 June 2009. He holds a Master of Science Degree in Production Engineering from the University of Birmingham, UK, and is a Member of the Institute of Engineers Australia and a Fellow of the Australian Institute of Company Directors.

Bob is a former Managing Director of Joyce Corporation Ltd (1989 to 1994) and Dorsogna Ltd (1994 to 1997). Most recently Bob was the Chief Executive Officer of the global mining and tunnelling division of DYWIDAG Systems International GmbH (DSI), a position he held from 2003 to 2008. Bob has extensive international business experience having worked in the UK, South Africa, and Europe.

John Cahill
(Age 53), Independent Non-Executive Director

John was appointed as an Independent, Non-Executive Director on 15 September 2008.

John is a former Chief Executive Officer of Alinta Infrastructure Holdings and Chief Financial Officer of Alinta Ltd. He is a Director of Electricity Networks Corporation which trades as Western Power. John is a Graduate Member of the Australian Institute of Company Directors and a Fellow, Deputy President and Director of CPA Australia Ltd.

Laurie Freedman
(Age 60), Managing Director

Laurie was appointed Managing Director of Emeco Holdings Limited in January 2005, but has been Managing Director of Emeco's business since 1999.

Laurie has over 39 years experience in the building, construction materials and contracting industries both in Australia and overseas, including senior management roles with CSR in Hong Kong, China and the United States. Laurie was a Director and Chief Executive Officer of AWP Contractors, contract miners, for five years before joining Emeco in April 1999. Laurie holds a Bachelor of Civil Engineering from Curtin University, is an Associate of the Australian Institute of Management and a Member of the Australian Institute of Company Directors.

Peter Johnston
(Age 58), Independent Non-Executive Director

Peter was appointed as an Independent, Non-Executive Director on 1 September 2006.

Peter is currently Managing Director and CEO of Minara Resources Limited, a position he has occupied since December 2001. He previously held senior executive positions with WMC and Alcoa.

Peter is a graduate from the University of Western Australia. He is a Fellow of the Australian Institute of Mining and Metallurgy and a Fellow of the Australian Institute of Company Directors. He is currently the Chairman of the Nickel Institute and is Vice Chairman of the Minerals Council of Australia. Peter is on the Executive Council of The Chamber of Minerals and Energy WA and a Director of the Australian Mines and Metals Association. He is also on the Board of Directors of Silver Lake Resources Limited.

Greg Minton
(Age 46), Independent Non-Executive Director

Greg was appointed as an Independent, Non-Executive Director and also as Chairman of the Board in December 2004. Greg resigned as Chairman with effect from 28 November 2006.

Greg is Managing Partner of Archer Capital and has been since 2000 after having spent six years in senior general management roles with CSR. Prior to his involvement with CSR, Greg was a management consultant with McKinsey & Co in Australia, Scandinavia and the UK. Greg is the Chairman of One Source Group Limited (NZ), Leasing Solutions Limited (NZ) and iNova Pharmaceuticals Pty Ltd and a former Director of RED Paper Group, BJ Ball Holdings (NZ), Repco Limited, Hirequip Limited (NZ) and Onesource Australia Pty Ltd. Greg holds a Master of Business Administration from IMD, Switzerland, a Bachelor of Engineering and a Bachelor of Economics from the University of Queensland.

Greg resigned as a Director of the Company on 25 June 2009.

Paul McCullagh
(Age 57), Independent Non-Executive Director

Paul was appointed as an Independent, Non-Executive Director in December 2004.

Paul is a founding Managing Director at Pacific Equity Partners (PEP) and his current portfolio of board positions include Xtralis Group Holdings Limited and Link Administration Holdings Pty Limited. Prior to founding PEP, Paul was the managing director of Salomon Brothers Australia. Paul was also previously head of Australasia for Prudential Securities. He has been active in Australasia since 1986 and has a wide range of transaction experience. Paul holds a Bachelor of Commerce and a Master of Business Studies from University College, Dublin, and is a Fellow of the Institute of Chartered Accountants in England, Ireland and Wales. Paul is also a member of the Institute of Chartered Accountants in Australia.

Paul resigned as a Director of the Company on 12 November 2008.

Company Secretary

Michael Kirkpatrick was appointed Company Secretary in April 2005. Michael has previously worked as legal counsel and company secretary of a large industry superannuation fund, and as a corporate lawyer with several national law firms. Michael holds Bachelor Degrees in Arts and Economics from the University of Western Australia and a Law Degree with merit honours from Murdoch University.

Directors' Meetings

The number of meetings of the Directors held during the year and the number of meetings attended by each of the Directors of the Board and committees is outlined in the table below.

Table 1 – Directors' attendance

Director	Board Meetings		Audit & Risk Management Committee		Remuneration & Nomination Committee	
	A	B	A	B	A	B
Alec Brennan	10	10	5	5	3	3
Greg Minton	9	10	5	5	3	3
Laurie Freedman	10	10	**	**	**	**
Peter Johnston	9	10	**	**	3	3
Robin Adair	10	10	**	**	**	**
John Cahill	9	9	4	4	**	**
Paul McCullagh	3	3	2	2	**	**
Robert Bishop	1	1	**	**	**	-

A – Number of meetings attended
B – Number of meetings held during the time the Director held office during the year
** Not a member of this committee

Mr Bishop was appointed a Director on 22 June 2009.
Mr Cahill was appointed a Director on 15 September 2008.
Mr McCullagh resigned as a Director on 12 November 2008.
Mr Minton resigned as a Director on 25 June 2009.

Corporate Governance Statement

Under ASX listing rule 4.10.3, the Company is required to include in its Annual Report a statement disclosing the extent to which it has followed the principles of good corporate governance (ASX Principles) and associated best practice recommendations set by the ASX Corporate Governance Council (ASX Best Practice Recommendations).

This corporate governance statement reports on the Emeco Group's current corporate governance practices and policies by reference to the revised ASX Principles and ASX Best Practice Recommendations adopted by the ASX Corporate Governance Council which took effect from 1 January 2008.

Principle 1 Lay solid foundations for management and oversight

Roles and responsibilities of the Board and management

The Board has adopted a Charter that details its functions and responsibilities.

The Charter sets out the responsibilities of:

- the Board;
- individual Directors; and
- the Chairman.

Under the Charter the Board is accountable to the shareholders for the overall performance of the Company and the management of its affairs. Key responsibilities of the Board include:

- developing and approving corporate strategy;
- evaluating, approving and monitoring the strategic and financial plans and objectives of the Company;
- determining dividend policy and the amount and timing of all dividends;
- evaluating, approving and monitoring major capital expenditure, capital management and all major acquisitions, divestitures and other corporate transactions, including the issue of securities;
- evaluating and monitoring annual budgets and business plans;
- approving all accounting policies, financial reports and external communications by the Emeco Group; and
- appointing, monitoring and managing the performance of Executive Directors.

The Charter sets a minimum number of Board meetings and provides for the establishment of the Audit and Risk Committee and the Remuneration and Nomination Committee. The Charter also sets minimum standards of ethical conduct of the Directors, which are further elaborated on in the Company's Code of Conduct, and specifies the terms on which Directors are able to obtain independent professional advice at the Company's expense.

A copy of the Board Charter is available on the Emeco website.

In May 2009 the Company adopted a Chief Executive Officer's delegation of financial authority (**DFA**). The DFA applies to the Emeco Group for the purpose of setting the limits of authority of officers and employees for committing the group to expenditure and contracts. The DFA ensures that contract commitments and expenditure is limited to:

- contractual commitments in the ordinary course of business;
- operational expenditure (those costs incurred in the day to day running of the business); and
- capital expenditure (the purchase of assets for the purpose of deriving income).

The DFA sets levels of permitted contract and expenditure commitment for employees across the Group. Authority limits have been set as a risk management tool to ensure adequate controls are in place when committing the group to a contract or incurring costs.

Evaluating the performance of senior executives
The performance of the Managing Director is constantly monitored by the Non-Executive Directors.

Formal reviews of the performance of each senior executive within the Emeco Group are conducted by the Managing Director in August/September each year. These performance reviews provide the Managing Director and each senior executive with the opportunity not only to review the executive's performance against a range of financial and operational benchmarks but also to review and assess the manager's personal and professional development objectives. A review of the performance of each senior executive was undertaken during FY09.

Principle 2 Structure the Board to add value

Skills, experience and expertise of the Directors
The Directors consider that collectively they have the relevant skills, experience and expertise to fulfil their obligations to the Company, its shareholders and other stakeholders.

The Directors and a brief description of their skills and experience are set out at pages 26 to 27 of this report.

Status of the Directors
The table below sets out details of the status of each of the current Directors as Independent or Non-Executive Directors, their date of appointment and whether they are seeking re-election at the 2009 AGM of the Company.

Table 2 – Status of the Directors

Director	Date of appointment	Independent	Non-Executive	Seeking re-election at 2009 AGM
Mr Robin Adair	21 January 2005	No	No	No
Mr Alec Brennan	16 August 2005	Yes	Yes	No
Mr Laurie Freedman	21 January 2005	No	No	No
Mr Peter Johnston	1 September 2006	Yes	Yes	Yes
Mr John Cahill	15 September 2008	Yes	Yes	No
Mr Robert Bishop	22 June 2009	Yes	Yes	Yes

(A) Mr Paul McCullagh resigned as a Director on 12 November 2008.
(B) Mr Greg Minton resigned as a Director on 25 June 2009.

Mr Brennan, Mr Johnston, Mr Cahill and Mr Bishop are independent Directors. All of them satisfy the criteria for independence set out in the Corporate Governance Principles and Recommendations. Messrs Minton and McCullagh were also independent Directors. The Company therefore complies with ASX Best Practice Recommendation 2.1.

Mr Brennan is the Chairperson of the Board and the Company therefore complies with ASX Best Practice Recommendation 2.2. Mr Freedman is the Chief Executive Officer and Managing Director.

Directors' retirement and reappointment
Under the terms of the Company's constitution, a Director other than the Managing Director must retire from office or seek re-election by no later than the third Annual General Meeting after their appointment or three years, whichever is the longer.

At least one Director must retire from office at each Annual General Meeting, unless determined otherwise by a resolution of the Company's shareholders.

Messrs Bishop and Johnston will seek reappointment at the 2009 Annual General Meeting.

The Board has established criteria for the appointment of Non-Executive Directors of the Company. These criteria provide that an incoming Director must:

- have no actual or potential conflicts of interest at the time of appointment;
- have no prior adverse history. A potential candidate's bankruptcy, a conviction for an offence of dishonesty or any other serious criminal conviction, ASIC or APRA disqualification etc would disqualify a person from further consideration as a candidate;
- have a deserved reputation for honesty, integrity and competence;
- have extensive experience at a senior executive level in a field relevant to the Emeco Group's operations and preferably with a listed company;
- have high level strategic, financial and commercial capability;
- be available and willing to devote the time required to meetings and Company business and have a real commitment to the Emeco Group and its success;
- be able to work harmoniously with fellow directors and management; and
- have skills, experience and knowledge which complement the skills, experience and knowledge of incumbent Directors.

Procedure for taking professional advice

Under the Board Charter a Director is entitled to seek professional advice at the Company's expense on any matter connected with the discharge of their duties in accordance with the procedure set out in the Charter, a copy of which is available on the Emeco website.

Remuneration and Nomination Committee

The Company has established a Remuneration and Nomination Committee, the responsibilities of which include:

- critically reviewing the performance and effectiveness of the Board and its individual members;
- periodically assessing the skills required to discharge the Board's duties, having regard to the strategic direction of the Company; and
- reviewing the membership and performance of other Board Committees and make recommendations to the Board.

Members of the Remuneration and Nomination Committee are Mr Brennan (Chair), Mr Cahill and Mr Johnston. Mr Cahill succeeded Mr Minton as a member of the committee following the latter's resignation as a Director. The charter of the Remuneration and Nomination Committee is available on the Emeco website.

Process for evaluating the Board, its Committees and Directors

A review of the performance of the Board was completed in August 2009 by the Chairman with the assistance of the Remuneration and Nomination Committee. The review was undertaken in accordance with the charter of the Remuneration and Nomination Committee using a comprehensive questionnaire, the scope of which covered the performance of the Board, its Committees, the Chairman and individual Directors. Directors' questionnaire responses (other than in relation to the Chairman) were collated and analysed by the Chairman and, where appropriate, discussed with the Board. An analysis of the questionnaire results was presented to the Board by the Chairman. In relation to the Chairman, Directors' questionnaire responses were collated and analysed by the Managing Director and discussed with the Board.

Principle 3 Promote ethical and responsible decision making

The Company considers that confidence in its integrity can only be achieved if its employees and officers conduct themselves ethically in all of their commercial dealings on the Company's behalf. The Company has therefore recognised that it should actively promote ethical conduct amongst its employees, officers and contractors.

The Company has adopted a Code of Conduct and a Share Trading Policy. The Code of Conduct and the Share Trading Policy apply to all Directors, officers, employees, consultants and contractors of the Company and its subsidiaries.

The Code of Conduct

The objectives of the Code of Conduct are to ensure that:

- high standards of corporate and individual behaviour are observed by all employees in the context of their employment with the Company or a subsidiary;
- employees are aware of their responsibilities under their contract of employment and always act in an ethical and professional manner; and

- all persons dealing with Emeco, whether it be employees, shareholders, suppliers, clients or competitors, can be guided by the stated values and practices of Emeco.

Under the Code of Conduct, employees of the Emeco Group must, amongst other things:
- act honestly and in good faith at all times and in a manner which is in the best interests of the Company as a whole;
- conduct their personal activities in a manner that is lawful and avoids conflicts of interest between the employee's personal interests and those of the Company;
- always act in a manner that is in compliance with the laws and regulations of the country in which they work; and
- report any actual or potential breaches of the law, the Code of Conduct or the Company's other policies to the Company Secretary.

The Company actively promotes and encourages ethical behaviour and protection for those who report violations of the Code or other unlawful or unethical conduct in good faith. The Company ensures that employees are not disadvantaged in any way for reporting violations of the Code or other unlawful or unethical conduct and that matters are dealt with promptly and fairly.

The Share Trading Policy
The Share Trading Policy is specifically designed to raise awareness of, and minimise any potential for breach of, the prohibitions on insider trading contained in the *Corporations Act 2001*. The policy is also designed to minimise the chance that misunderstandings or suspicions arise regarding employees trading while in possession of non-public price sensitive information by imposing restrictions on employees and officers in relation to the trading of the Company's shares.

Copies of the Code of Conduct and the Share Trading Policy are available on the Emeco website.

Principle 4 Safeguard integrity in financial reporting

The Board has established an Audit & Risk Committee to support and advise the Board in fulfilling its responsibilities to shareholders, employees and other stakeholders of the Company by:
- assisting the Board in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control relating to all matters affecting the Company's financial performance, the audit process, and the Company's process for monitoring compliance with laws and regulations and the Code of Conduct; and
- implementing and supervising the Company's risk management framework.

Members of the Audit and Risk Committee are Mr Cahill (Chair), Mr Bishop and Mr Brennan. Mr Cahill succeeded Mr McCullagh as the Chairman of the Committee following the latter's resignation as a Director. Mr Bishop succeeded Mr Minton as a member of the Committee following the latter's resignation as a Director.

The Audit & Risk Committee Charter sets out the role and responsibilities of the Committee and is available on the Emeco website.

Details regarding membership of the Committee are set out above. During FY09, the Committee comprised three Independent Non-Executive Directors all of whom have financial expertise. Details of the qualifications of the members of the Committee are set out at pages 26 to 27 of this report. During FY09, the Committee met five times. All current members of the Committee were present for each of these meetings other than Mr Bishop who was appointed to the Committee in July 2009 following the departure of Mr Minton.

Principle 5 Make timely and balanced disclosure

The Company is committed to complying with its continuous disclosure obligations under the ASX Listing Rules and disclosing to investors and other stakeholders all material information about the Company in a timely and responsive manner.

The Company has adopted a Continuous Disclosure Policy which is available on the Emeco website.

The Continuous Disclosure Policy specifies the processes by which the Company ensures compliance with its continuous disclosure obligations. The policy sets out the internal notification and decision making procedures in relation to these obligations, and the roles and responsibilities of the Company's officers and employees in the context of these obligations. It emphasises a proactive approach to continuous disclosure and requires the Company to comply with the spirit as well as the letter of the ASX continuous disclosure requirements.

The policy specifies the Company representatives who are authorised to speak publicly on behalf of the Company and procedures for dealing with analysts. It also sets out how the Company deals with market rumour and speculation.

Principle 6 Respect the rights of shareholders

The Company acknowledges the importance of effective communication with its shareholders and encourages their effective participation at general meetings.

All public announcements are posted on the Emeco website after they have been released to the ASX. The Company also places the full text of notices of meetings and explanatory material on the website.

The Company offers a number of options to shareholders in relation to electronic communications. Shareholders can elect to receive notification by email when payment advices, annual reports and notices of meetings and proxy forms are available online. They can also elect to receive email notification of important announcements.

Shareholders are given an opportunity to ask questions of the Directors at the Company's general meetings. The Company provides its auditor with notice of general meetings of the Company, as is required by section 249K of the *Corporations Act 2001*. The Company also requests its auditor to attend its Annual General Meetings and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the Auditor's Report.

Principle 7 Recognise and manage risk

The Board believes that risk management is fundamental to sound management and that oversight of such matters is an important responsibility of the Board. The Board, with assistance from the Audit and Risk Committee, is responsible for ensuring there are adequate processes and policies in place to identify, assess and mitigate risk.

Emeco has adopted a Risk Management Policy. It has also implemented a formal Enterprise Risk Management programme, and has adopted measures to ensure that risk management concepts and awareness are embedded into the culture of the organisation. This programme includes the involvement of senior executives and senior operational management. The key elements of Emeco's risk management programme are:

- classification of risk into strategic, operational, financial and compliance risks;
- the quantification and ranking of risk consequences and likelihood;
- the identification of strategic risk issues;
- the identification of operational risk issues through formalised regional-based risk workshops;
- the development of a Company database for communicating and updating activity and progress on risk matters and maintaining risk registers;
- the identification, enhancement and development of key internal controls to address risk issues including risk treatment plans and assigning accountabilities for identified risks to senior Emeco employees; and
- a comprehensive insurance programme.

The Audit and Risk Committee is responsible for reviewing the effectiveness of the overall risk management framework. It is also required to review the Risk Management Policy on an annual basis.

Emeco has established a group corporate assurance unit to assist management to ensure the Emeco Group's risk management and internal control systems are operating effectively. The internal assurance process is undertaken by the Risk and Corporate Assurance Manager who provides assurance to the Audit and Risk Committee and the Board regarding the effectiveness of the Emeco Group's risk management, governance and control frameworks.

For FY09, the Board has received an assurance from the Managing Director and the Chief Financial Officer that the declaration provided in accordance with section 295A of the *Corporations Act 2001* is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks. Management has also reported to the Board that the Emeco Group's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

The Risk Management Policy is available on the Emeco website.

Principle 8 Remunerate fairly and responsibly

The Emeco Group remuneration policy is substantially reflected in the objectives of the Remuneration and Nomination Committee. The Committee's remuneration objectives are to endeavour to ensure that:

- the Directors and senior management of the Group are remunerated fairly and appropriately;
- the remuneration policies and outcomes strike an appropriate balance between the interests of the Company's shareholders, and rewarding and motivating the Group's executives and employees in order to secure the long term benefits of their energy and loyalty; and
- the human resources policies and practices are consistent with and complementary to the strategic direction and human resources objectives of the Company as determined by the Board.

Under its Charter, the Remuneration and Nomination Committee is required to review and make recommendations to the Board about:

- the general remuneration strategy for the Group so that it motivates the Group's executives and employees to pursue the long term growth and success of the Group and establishes a fair and transparent relationship between individual performance and remuneration;
- the terms of remuneration for the Executive Directors and other senior management of the Group from time to time including the criteria for assessing performance;
- the outcomes of remuneration reviews for executives collectively, and the individual reviews for the Executive Directors, and other senior management of the Group;
- remuneration reviews for Executive and Non-Executive Directors;
- changes in remuneration policy and practices, including superannuation and other benefits;
- employee equity plans and allocations under those plans; and
- the disclosure of remuneration requirements in the Company's public materials including ASX filings and the Annual Report.

Details regarding membership of the Remuneration and Nomination Committee are set out above under Principle 2. During FY09, the Committee met three times. All members of the Committee were present for the meetings.

Emeco clearly distinguishes the structure of Non-Executive Directors' remuneration from that of Executive Directors and senior executives. Non-Executive Directors are remunerated by way of fees in the form of cash benefits and superannuation contributions. They do not receive options or bonus payments; nor are they provided with retirement benefits other than superannuation.

A remuneration report detailing the information required by section 300A of the *Corporations Act 2001* in relation to FY09 is included in the Directors' Report.

Nature of operations and principal activities

The principal activities during the financial year of the entities within the Emeco Group were the Rental, Sales, Parts and Asset Management of heavy earthmoving equipment.

As set out in this report, the nature of the Emeco Group's operations and principal activities, have been consistent throughout the financial year.

Operating and financial review

A review of Emeco Group operations, and the results of those operations for FY09, is set out on pages 17 to 23 and in the accompanying financial statements.

Dividends paid or to be paid

During the 2008/2009 financial year a fully franked interim dividend of 2.0 cents per share was paid on 9 April 2009 by the Company.

Since the end of the 2008/2009 financial year the Directors have declared a fully franked final dividend of 2.0 cents per share to be paid on 30 September 2009.

Significant changes in state of affairs

During the financial year under review there were no significant changes in the Emeco Group's state of affairs other than those disclosed in the operating and financial review section above or in the financial statements and the notes thereto.

Significant events after balance date

During the financial year under review there were no significant events after the balance date other than the declaration of dividend noted above.

Likely developments and expected results

Likely developments in, and expected results of, the operations of the Emeco Group are referred to on pages 6 to 23. This report omits information on likely developments in the Emeco Group in future financial years and the expected results of those operations the disclosure of which, in the opinion of the Directors, would be likely to result in unreasonable prejudice to the Emeco Group.

Director's interest in shares of the Company

The relevant interests of each Director in the shares, debentures, and rights or options over such shares or debentures issued by the companies within the Emeco Group and other related bodies corporate, as notified by the Directors to the ASX in accordance with section 205G(1) of the *Corporations Act 2001*, at the date of this report are as follows:

Table 3 – Directors' Interests

	Ordinary shares	Options over ordinary shares
Greg Minton	361,267	-
Laurie Freedman	20,000,000	3,200,000 (*)
Robin Adair	6,300,000	1,066,667 (*)
Alec Brennan	1,581,700	-
Peter Johnston	100,000	-
Paul McCullagh	216,707	-
John Cahill	120,000	-
Robert Bishop	-	-

(*) With effect from 26 August 2009, Mr Freedman will forfeit 1,600,000 options and Mr Adair will forfeit 533,333 options. These forfeitures will occur because, under the terms of the Options Plan, the Company's earnings per share target for FY09 was not achieved. For further details, see page 38 of this report.

Remuneration report (audited)

This report summarises the Emeco Group's remuneration practices and outcomes in respect of its Directors and senior executives for the 2009 financial year.

Principles of remuneration

The Emeco Group remuneration policy is substantially reflected in the objectives of the Board's Remuneration and Nomination Committee. The Committee's objectives are to endeavour to ensure that:

- the Directors of the Company and senior management of the Group are remunerated fairly and appropriately;
- the remuneration policies and outcomes of the Company strike an appropriate balance between the interests of the Company's shareholders, and rewarding and motivating the Group's executives and employees in order to secure the long term benefits of their energy and loyalty; and
- the human resources policies and practices are consistent with and complementary to the strategic direction and human resources objectives of the Company as determined by the Board.

Elements of remuneration

The remuneration structure for Emeco's executives consists of fixed and variable components.

Fixed remuneration

Fixed remuneration comprises base salary, employer superannuation contributions and other allowances such as motor vehicle allowances and non-cash benefits.

Each executive's fixed remuneration is reviewed and benchmarked against appropriate market comparisons annually in September. The executive's responsibilities, experience, qualifications, performance and geographic location are also taken into account.

Emeco's broad objective is to set fixed remuneration at levels which ensure the Company is able to attract and retain the best available key executives. The policy of the Company is to set fixed remuneration at levels which attract and retain appropriately qualified and experienced executives capable of:

- fulfilling their respective roles within the Group;
- achieving the Group's strategic objectives; and
- maximising Emeco Group earnings and the returns to shareholders.

Variable remuneration

Variable remuneration is performance linked remuneration which consists of short term incentives (STIs) and long term incentives (LTIs).

STI remuneration

Short term incentives are used to reward the performance of key management personnel over a full financial year. The maximum achievable STI amount payable to an executive is set as a percentage of fixed remuneration. The actual amount of STI payable is determined at the end of the financial year in light of the executive's performance against agreed key performance indicators (KPIs). These KPIs are financial in nature and are aligned to the profitability of the Emeco Group.

The combination of KPI elements varies amongst executives, however, as a fundamental principle; KPIs are set for each executive's STI plan on the basis they are aligned with the strategic objectives of the Emeco Group. KPIs therefore generally comprise elements based on the performance of the Emeco Group or a business unit within the Group, with the measurement of KPIs being objectively determined on the basis of financial information.

Whilst the maximum percentage STI grant to key executives varies, no executive other than the Managing Director, the Executive Director, Corporate Strategy and Business Development and the Chief Financial Officer is entitled to an STI grant which equals or exceeds 50 percent of the recipient's annual salary. The majority of key executives are entitled to a maximum STI grant of 40 percent of annual salary.

FY09 STI grants

In accordance with the terms of their respective STI plans, Mr Freedman and Mr Adair did not receive any proportion of their respective STI bonus entitlements for FY09 because actual earnings per share did not exceed the required earnings per share target. Details of the STI plans for Mr Freedman and Mr Adair are set out in the section of this report headed 'Service Contracts'.

Details of the vesting profile of the STI cash grants awarded to key executives in respect of FY09 are set out below:

Table 4 – Key executive STI vesting information in respect of FY09

	Nature of STI compensation	Grant date	% of bonus awarded	% of bonus forfeited
Mr L Freedman	Cash	16 October 2008	0%	100%
Mr R Adair	Cash	10 October 2008	0%	100%
Mr H Christie-Johnston	Cash	10 October 2008	0%	100%
Mr S Gobby	Cash	10 October 2008	0%	100%
Mr A Halls	Cash	10 October 2008	75%	25%
Mr M Kirkpatrick	Cash	10 October 2008	0%	100%
Mr C Moseley	Cash	10 October 2008	0%	100%
Mr I Testrow	Cash	10 October 2008	30%	70%
Mr D Tilbrook	Cash	10 October 2008	0%	100%
Mr M Turner	Cash	10 October 2008	0%	100%
Mr G Graham	Cash	10 October 2008	0%	100%
Mr M Bourke	Cash	10 October 2008	0%	100%

Notes:

(A) Amounts included in remuneration for FY09 represent the amounts that vested in the year based on the achievement of KPIs. No amounts vest in future financial years in respect of the bonus scheme for FY09.

(B) Amounts forfeited are due to the KPIs not being met in relation to FY09.

LTI remuneration

Performance Shares and Performance Rights

Emeco has established an LTI plan to apply to Emeco's senior managers (which includes key management personnel). The plan provides Emeco's senior managers with an ongoing incentive to achieve the long term objectives of the Emeco Group.

Grants under the 2009 LTI plan, which applied to key executives other than Mr Freedman and Mr Adair, have the following key terms and conditions, none of which have been altered since grants were made under the plan in December 2008:

- Unvested fully paid Emeco performance shares were granted to individual Australian-based executives, with the number of shares granted being determined by reference to the seniority of the executive and the value of the share grant as a percentage of the executive's salary. Performance shares were granted at no cost to the recipient and at a nil exercise price; they vest three years after issue if the performance condition described below is met.
- Emeco participants in the LTI plan who were working outside Australia were issued performance rights on substantially identical terms as the recipients of performance shares. Each performance right provides the recipient with the right to receive one fully paid Emeco share if the relevant performance hurdle is met. Performance rights are issued to Emeco's offshore executives instead of performance shares in order to reduce the complexity of the compliance issues associated with the issue of Emeco shares in the relevant foreign jurisdictions.
- The performance condition for the vesting of performance shares and the exercise of performance rights is a performance hurdle based on relative total shareholder return (**TSR**). Emeco's TSR during the vesting period will be measured against a peer group consisting of a group of 12 companies that are considered direct peers to Emeco and in addition companies in the S&P/ASX Small Industrials index (excluding banks, insurance companies, property trusts/companies and investment property trusts/companies and other stapled securities). The peer group currently comprises a total of 98 companies (this number may change as a result of takeovers, mergers etc) (**Peer Group**). TSR for Emeco and each company in the Peer Group is calculated by reference to share price growth, dividends and capital returns.
- Three years after the LTI grants, TSR for all companies including Emeco will be measured and ranked. Performance shares will only vest and performance rights will only be exercisable if a threshold TSR performance is achieved in comparison with the Peer Group TSR. There is a maximum and minimum vesting range and vesting occurs as follows:

(a) If Emeco's TSR is less than the TSR of 50 percent of the companies of the Peer Group then no performance shares will vest.

(b) If Emeco's TSR is equal to the TSR of 50.1 percent of the companies of the Peer Group then 50 percent of the performance shares will vest.

(c) If Emeco's TSR is equal to the TSR of 75 percent of the companies of the Peer Group then 100 percent of the performance shares will vest.

(d) If Emeco's TSR is equal to the TSR of between 50 percent and 75 percent of the companies of the Peer Group then an extra two percent of the performance shares granted vest for each percentile increase in Emeco's TSR above the 50th percentile.

- Performance shares that have not vested after the end of the performance period will be bought back or transferred to a nominee of the Company. Performance rights which do not become exercisable will lapse.
- Performance shares which have vested must be transferred into the name of the participant within two years of vesting. Performance Rights lapse five years after the date of grant.

Options

A separate LTI plan (**Options Plan**) is in place for Mr Freedman and Mr Adair. On 4 August 2006, following the successful completion of Emeco's initial public offering (**IPO**), 4,800,000 options were issued to Mr Freedman and 1,600,000 options were issued to Mr Adair under the Company's Employee Incentive Plan.

Each option granted to Mr Freedman and Mr Adair (**Option**) was provided at no cost and entitled the holder to subscribe for an ordinary Emeco share at a price of $1.925 (**Exercise Price**), which is 2.5 cents above the IPO issue price. The fair value of each Option at grant date was 19.43 cents. The Options issued to Mr Freedman and Mr Adair expire five years after their date of issue.

The Options Plan provides for the vesting of the Options in three equal tranches, subject to the following vesting conditions:

- for FY07, 1/3 of the Options were to vest on the date of release of final audited results for Emeco for that year, provided that Emeco Holdings achieved actual earnings per share equal to or greater than the Prospectus forecast earnings per share for FY07. All of these Options vested on the date of release of Emeco's FY07 results because the actual earnings per share for FY07 of 9.3 cents met the required performance target. However, neither Mr Freedman nor Mr Adair have exercised these vested Options because the Exercise Price has been greater than the market price of Emeco shares since these Options vested;
- for FY08, 1/3 of the Options were to vest on the date that final audited results for Emeco for that year were released, provided that Emeco Holdings achieved actual earnings per share equal to or greater than 110 percent of the Prospectus forecast earnings per share for FY07. None of these Options have vested because the actual earnings per share for FY08 of 10.7 cents did not meet the required performance target; and
- for FY09, 1/3 of the Options were to vest on the date that final audited results for Emeco for the year are released, provided that Emeco Holdings achieves actual earnings per share equal to or greater than 121 percent of the Prospectus forecast earnings per share for FY07. None of these Options will vest because the actual earnings per share for FY09 of 2.0 cents did not meet the required performance target.

Mr Freedman's Options vest only if he holds the position of Managing Director of the Company at the time of vesting. Mr Adair's Options vest only if he is an employee of the Company at the time of vesting or he is subject to a deemed termination, i.e. the Company materially and substantially changes his duties beyond the duties ordinarily performed by him, other than with his agreement, or the Company is removed from the official list of the ASX.

All of the Options granted to Mr Freedman and Mr Adair which were subject to a vesting condition in respect of Emeco's FY09 financial performance lapsed as a result of Emeco not meeting the earnings per share performance target set out above.

Prohibition of hedging LTI grants

On 25 August 2008, Emeco's Board of Directors resolved to amend Emeco's share trading policy to prohibit Directors and other officers of the Company from entering into transactions intended to hedge their exposure to Emeco securities which have been issued to the officer as part of the officer's remuneration.

Details of remuneration

Details of the elements comprising the remuneration of the Emeco Group's key management personnel, including each Director and each of the five named Emeco Group executives who received the highest remuneration in FY09 are set out in table 5. Table 5 does not include the following components of compensation because they were not provided to key executives during FY09: short term cash profit-sharing bonuses, payments made to a person before the person started to hold a position, long term incentives distributed in cash, post employment benefits other than superannuation and share based payments other than shares and units. Table 6 provides comparative information in relation to the remuneration of the Emeco Group's key executives for the prior financial year.

Table 5 - Directors' and executive officers' remuneration FY09 (Company and Consolidated)

	Short-term benefits			Post employment benefits	Other long term benefits	Termination benefits	Share based payments		Total	Proportion of remuneration performance related
	Salary & Fees $	STI cash bonuses $	Non-monetary benefits $	Superannuation benefits $	$	$	Shares $	Options (*) $	$	%
Non-Executive Directors										
Alec Brennan	181,885	-	8,710	16,369	-	-	-	-	206,964	-
Robert Bishop (A)	2,160	-	-	194	-	-	-	-	2,354	-
John Cahill (B)	81,307	-	-	7,318	-	-	-	-	88,625	-
Greg Minton (C)	108,099	-	-	9,729	-	-	-	-	117,828	-
Paul McCullagh (D)	38,482	-	-	3,463	-	-	-	-	41,945	-
Peter Johnston	104,130	-	-	6,658	-	-	-	-	110,788	-
Executive Directors										
Laurie Freedman Managing Director	1,001,299	-	56,070	99,470	-	-	-	(221,500)	935,339	-
Robin Adair Executive Director Corporate Strategy & Development	518,269	-	20,997	51,827	-	-	-	(73,834)	517,259	-
TOTAL ALL DIRECTORS	2,035,631	-	85,777	195,028	-	-	-	(295,334)	2,021,102	-

(A) Mr Bishop was appointed a Director on 22 June 2009.

(B) Mr Cahill was appointed a Director on 15 September 2008.

(C) Mr Minton resigned on 25 June 2009.

(D) Mr McCullagh resigned on 12 November 2008.

(*) Included in share based payments are the reversed amounts recognised as remuneration in prior years as a result of option entitlements forfeited during the year. The options were forfeited as a result of performance hurdles not being achieved.

Table 5 - Directors' and Executive officers' remuneration FY09 (Company and Consolidated) – Cont.

	Short-term benefits			Post employment benefits	Other long term benefits	Termination benefits	Share based payments		Total	Proportion of remuneration performance related
	Salary & Fees $	STI cash bonuses (E) $	Non-monetary benefits $	Superannuation benefits $	$	$	LTIP (*) $	MISP (*) $	$	%
Executives										
M Bourke President Emeco Canada (F)	465,791	-	22,388	41,921	-	-	(21,750)	(55,063)	453,287	-
H Christie-Johnston General Manager Emeco Sales	261,538	-	15,208	23,538	-	-	27,500	14,260	342,044	12.2%
S Gobby Chief Financial Officer	381,923	-	817	34,373	-	-	67,911	-	485,024	14.0%
G Graham Managing Director Emeco Europe (G)	311,714	-	45,646	8,656	-	-	(21,750)	(6,361)	337,905	-
A Halls General Manager Northern Region (H)	54,519	33,750	2,637	4,907	-	-	2,250	-	98,063	36.7%
M Kirkpatrick General Manager Corporate Services (I)	288,692	-	1,220	25,972	-	-	39,500	4,435	359,819	12.2%
C Moseley President Emeco USA (J)	330,162	-	2,424	9,014	-	-	33,088	-	374,688	8.8%
I Testrow President Emeco Canada (K)	345,056	36,000	56,448	31,055	-	-	59,000	22,213	549,772	21.3%
D Tilbrook Executive General Manager Western Region	449,538	-	-	40,458	-	-	67,000	-	556,996	12.0%
M Turner General Manager Global Asset Group (L)	318,269	-	15,598	28,644	-	-	61,500	-	424,011	14.5%
TOTAL ALL EXECUTIVES	**3,207,202**	**69,750**	**162,386**	**248,538**	**-**	**-**	**314,249**	**(20,516)**	**3,981,609**	
TOTAL ALL	**5,242,833**	**69,750**	**248,163**	**443,566**	**-**	**-**	**314,249**	**(315,850)**	**6,002,711**	

(E) The short term incentive bonus is for performance during FY09. The amount awarded to each executive was finally determined on 17 August 2009 after completion of performance reviews.

(F) Mr Bourke resigned from his employment with Emeco Canada Ltd on 9 April 2009. His remuneration has been converted to Australian dollars from Canadian dollars on the basis of an AUD/CAD exchange rate of $0.8563.

(G) Mr Graham resigned from his employment with Emeco Europe on 31 January 2009. His remuneration has been converted to Australian dollars from Euros on the basis of an AUD/EUR exchange rate of $0.5455.

(H) Mr Halls was appointed to the position of General Manager Northern Region with effect from 1 April 2009.

(I) Mr Kirkpatrick was appointed to the position of General Manager Corporate Services with effect from 2 September 2008. He became a member of the Emeco senior leadership team from 1 July 2008.

(J) Mr Moseley's remuneration has been converted to Australian dollars on the basis of an AUD/USD exchange rate of $0.7488.

(K) Mr Testrow was appointed to the position of President – Emeco Canada with effect from 1 April 2009. Prior to this appointment, Mr Testrow was the General Manager Northern Region during the preceding portion of FY09. His remuneration from 1 April 2009 – 30 June 2009 has been converted to Australian dollars from Canadian dollars on the basis of an AUD/CAD exchange rate of $0.8857.

(L) Mr Turner was appointed to the position of General Manager, Global Asset Group with effect from 1 July 2008.

(*) Included in share based payments is the reversal of amounts recognised as remuneration in prior years as a result of MISP and LTIP entitlements being forfeited during the year. The MISP and LTIP entitlements were forfeited as a result of service vesting requirements not being achieved.

Table 6 - Directors' and Executive officers' remuneration FY08 (Company and Consolidated)

	Short-term benefits			Post employment benefits	Other long term benefits	Termination benefits	Share based payments		Total	Proportion of remuneration performance related
	Salary & Fees $	STI cash bonuses $	Non-monetary benefits $	Superannuation benefits $	$	$	Shares $	Options [*] $	$	%
Non - Executive Directors										
Alec Brennan	175,494	-	-	15,795	-	-	-	-	191,289	-
Greg Minton	105,743	-	-	9,517	-	-	-	-	115,260	-
Paul McCullagh	101,076	-	-	9,097	-	-	-	-	110,173	-
Stuart Fitton (A)	13,288	-	-	1,196	-	-	-	-	14,484	-
Peter Johnston	98,743	-	-	8,887	-	-	-	-	107,630	-
Executive Directors										
Laurie Freedman Managing Director	925,062	-	19,767	96,508	-	-	-	3,495	1,044,832	0.3%
Robin Adair Executive Director Corporate Strategy & Development (B)	486,538	-	28,006	48,654	-	-	-	1,165	564,363	0.2%
TOTAL ALL DIRECTORS	1,905,944	-	47,773	189,654	-	-	-	4,660	2,148,031	

(A) Mr Fitton resigned on 17 August 2007.

(B) Mr Adair was appointed to the position of Executive Director Corporate Strategy & Development on 1 November 2007, having previously been Chief Financial Officer for the Emeco Group.

(*) Included in share based payments are the reversed amounts recognised as remuneration in prior years as a result of option entitlements forfeited during the year. The options were forfeited as a result of performance hurdles not being achieved.

Table 6 Directors' and 'Executive officers' remuneration FY08 (Company and Consolidated) – Cont.

	Short-term benefits			Post employment benefits	Other long term benefits	Termination benefits	Share based payments		Total	Proportion of remuneration performance related
	Salary & Fees $	STI cash bonuses (C) $	Non-monetary benefits $	Superannuation benefits $	$	$	LTIP $	MISP $	$	%
Executives										
M Bourke President Emeco Canada (D)	299,938	-	142,784	24,119	-	-	21,750	41,077	529,668	11.9%
A Carr General Manager Parts, Maintenance & Plant (E)	290,308	10,000	15,434	26,128	-	-	21,750	42,585	406,205	18.3%
H Christie-Johnston General Manager Emeco Sales (F)	192,308	80,000	10,471	17,308	-	-	-	4,219	304,306	27.7%
S Gobby Chief Financial Officer (G)	113,538	-	82	10,218	-	-	9,095	-	132,933	6.8%
G Graham Managing Director Emeco Europe (H)	284,807	-	119,734	11,846	-	-	21,750	16,432	454,569	8.4%
C Moseley President Emeco USA (I)	236,713	-	12,630	6,699	-	-	-	-	256,042	-
T Sauvarin General Manager Emeco Sales (J)	24,000	-	-	4,800	-	-	-	-	28,800	-
I Testrow General Manager Northern Region (K)	231,423	20,000	65,446	20,828	-	-	21,750	25,551	384,998	17.5%
D Tilbrook Executive General Manager Western Region (L)	412,615	30,000	14,574	37,135	-	-	21,750	-	516,074	10.0%
M Turner General Manager Global Procurement	294,615	20,000	9,596	26,515	-	-	21,750	-	372,476	11.2%
TOTAL ALL EXECUTIVES	2,380,265	160,000	390,751	185,596	-	-	139,595	129,864	3,386,071	
TOTAL ALL	4,286,209	160,000	438,524	375,250	-	-	139,595	134,524	5,534,102	

(C) The short term incentive bonus is for performance during FY08. The amount awarded to each executive was finally determined on 8 August 2008 after completion of performance reviews.

(D) Mr Bourke's remuneration has been converted to Australian dollars from Canadian dollars on the basis of an AUD/CAD exchange rate of $0.9045.

(E) Mr Carr was appointed to a position within the procurement management group as from 1 July 2008 and ceased to be a member of the Emeco senior leadership team from that date.

(F) Mr Christie-Johnston commenced employment with Emeco as General Manager, Emeco Sales on 30 July 2007.

(G) Mr Gobby commenced employment as Emeco's Chief Financial Officer on 4 March 2008.

(H) Mr Graham was appointed Managing Director of Emeco Europe on 12 August 2007. Mr Graham's remuneration has been converted to Australian dollars from Euros on the basis of an AUD/EUR exchange rate of $0.6098.

(I) Mr Moseley acquired executive responsibility for the financial and operational performance of Emeco Equipment (USA) LLC as from 1 July 2007. Mr Moseley's remuneration has been converted to Australian dollars on the basis of an AUD/USD exchange rate of $0.8956.

(J) Mr Sauvarin was appointed to a position within the procurement management group as from 30 July 2007 and ceased to be a member of the Emeco senior leadership team from that date.

(K) Mr Testrow was appointed to the position of General Manager Northern Region with effect from 1 March 2008. He was subsequently appointed to the position of President Emeco Canada on 1 April 2009.

(L) Mr Tilbrook was appointed Executive General Manager Western Region with effect from 1 March 2008. Prior to that time he was General Manager Australian Rental.

Equity instruments

MISP

During FY09, the Company recognised share based payments to Messrs Bourke, Christie-Johnston, Testrow, Graham and Kirkpatrick (MISP Participants) under the Company's Management Incentive Share Plan (MISP). Details of the share issue made to them under the MISP are set out below:

Table 7 – MISP grants to key executives

	Michael Bourke	Hamish Christie-Johnston	Ian Testrow	Greg Graham	Michael Kirkpatrick
Number of shares issued under the MISP	600,000	500,000	300,000	200,000 on 18/08/2005 (Tranche 1) 100,000 on 12/06/2006 (Tranche 2)	150,000
Issue price of the MISP shares	$0.92	$0.74	$1.155	$0.61 (Tranche 1) $1.155 (Tranche 2)	$0.61
Date of grant	12 June 2006	14 March 2008	12 June 2006	18 August 2005 (Tranche 1) 12 June 2006 (Tranche 2)	18 August 2005
Amount of Company loan in respect of MISP shares outstanding at reporting date	-	$347,500	$316,500	-	$76,250
Highest amount of indebtedness during the period	$519,000	$370,000	$330,000	$221,000	$83,250
Fair value recognised as remuneration during the year	$2,235	$14,260	$22,213	$3,329	$4,435

Key terms and conditions of the issue of shares to the MISP Participants under the MISP are as follows:

- In accordance with the terms of the MISP the Company provided each MISP Participant with an interest-free, limited recourse loan (**Loan**) to enable them to subscribe for the MISP shares.
- The shares vest over a five year period with the first 6.25 percent of the shares vesting two years after the issue date. The shares then vest on an annual basis until all of the shares have vested on the fifth anniversary of their issue.
- If a MISP Participant's employment with the Emeco Group is terminated before all of their MISP shares vest, then in relation to those shares which have not vested, the Company is required to buy them back, cancel them or transfer them to a nominee at a price equal to the Loan amount outstanding in respect of them and to set off the payment against the Loan amount owed to the Company. In relation to those shares which have vested, the Company must buy them back or transfer them to a nominee of the Board and pay to the MISP Participant a purchase price equal to their market value, subject to the Company setting off the Loan amount outstanding in respect of the vested shares.
- Subject to the approval of the Board, the Loan can be repaid at any time but must be repaid by the tenth anniversary of the commencement date of the MISP.
- Any dividends or capital distributions which may become payable in respect of the MISP shares may be applied by the Company in reducing the amount of the loan.

The share issues under the MISP to each MISP Participant, and the time based vesting conditions in respect of the shares, are not dependent on the satisfaction of a performance condition because the issue of shares to them and the inclusion of time based vesting conditions in the terms of issue were intended to provide them with an incentive to remain with the Emeco Group. That is, the terms upon which the shares were issued to the MISP Participants were intended to operate as a retention incentive arrangement rather than a performance incentive arrangement.

Following their resignations on 9 April 2009 and 31 January 2009 respectively, all of the MISP shares granted to Mr Bourke and Mr Graham were forfeited because the market value of these MISP shares was less than their issue price at the time of their respective resignations. Following the forfeiture of the shares, the outstanding loan amount in respect of the shares was forgiven, as required by the MISP rules, and neither Mr Bourke nor Mr Graham received any payment for their transfer.

LTI

The terms of the LTI Plan are discussed at pages 37 to 38 above.

Grants of Performance Shares made to key management personnel under the Company's LTI plan (**LTI Plan**) in FY08 and FY09 are set out in table 8.

Table 8 – FY08 and FY09 LTI Performance Share grants to key executives

	Number granted during FY08 & FY09		Grant Date	Fair value per Performance Share (*)	Number of Performance Shares vesting during FY08 (A) & FY09 (B)
Mr H Christie-Johnston	FY09	495,495	16 December 2008	$0.222	-
	FY08	-	-	-	-
Mr S Gobby	FY09	731,982	16 December 2008	$0.222	-
	FY08	150,000	17 March 2008	$0.47	-
Mr A Halls	FY09	162,162	16 December 2008	$0.222	-
	FY08	-	-	-	-
Mr M Kirkpatrick	FY09	450,450	16 December 2008	$0.222	-
	FY08	-	-	-	-
Mr I Testrow	FY09	540,541	16 December 2008	$0.222	-
	FY08	100,000	15 October 2007	$0.87	-
Mr D Tilbrook	FY09	684,685	16 December 2008	$0.222	-
	FY08	100,000	15 October 2007	$0.87	-
Mr M Turner	FY09	585,586	16 December 2008	$0.222	-
	FY08	100,000	15 October 2007	$0.87	-

(A) For Performance Shares granted in FY08 the earliest vesting date is 15 October 2010.

(B) For Performance Shares granted in FY09 the earliest vesting date is 30 September 2011.

(*) The fair value of the performance shares was determined using a Monte Carlo share price simulation model, and is allocated to each reporting period evenly over the period from grant date to costing date. The value disclosed in the directors and officers' remuneration is the portion of the fair value of the performance shares recognised in this reporting period.

Grants of Performance Rights made to key management personnel under the Company's LTI plan in FY08 and FY09 are set out in table 9.

Table 9 – FY08 and FY09 LTI Performance Rights grants to key executives

	Number granted during FY08 & FY09		Grant Date	Fair value per Performance Right (*)	Number of Performance Rights vesting during FY08 (A) & FY09 (B)
Mr M Bourke	FY09	-	-	-	-
	FY08	100,000	15 October 2007	$0.87	-
Mr G Graham	FY09	-	-	-	-
	FY08	100,000	15 October 2007	$0.87	-
Mr C Moseley	FY09	827,206	22 December 2008	$0.16	-
	FY08	-	-	-	-

(A) For Performance Rights granted in FY08 the earliest vesting date is 15 October 2010. The Performance Rights granted to Mr Bourke and Mr Graham in FY08 were forfeited following their resignations in April 2009 and January 2009 respectively.

(B) For Performance Rights granted in FY09 the earliest vesting date is 30 September 2011.

(*) The fair value of the performance rights was determined using a Monte Carlo share price simulation model, and is allocated to each reporting period evenly over the period from grant date to costing date. The value disclosed in the Directors' and officers' remuneration is the portion of the fair value of the performance rights recognised in this reporting period.

Options

The terms of the Options Plan are discussed at page 38 above of this report.

The percentage of Mr Adair's and Mr Freedman's remuneration in FY09 that consists of Options is 0 percent for each of them.

Details of the movement in the number of options held, directly, indirectly or beneficially, by each key management person during FY09, including their related parties, are set out in the following table:

Table 10 – LTI Options grants to key executives

2009 Directors & Executives	Held at 1 July 2008	Granted as Compensation	Exercised	Other Changes (*)	Held at 30 June 2009 (**)	Vested during the year	Vested and exercisable at 30 June 2009	Forfeited (***) $
L C Freedman	4,800,000	-	-	(1,600,000)	3,200,000	-	1,600,000	(180,800)
R L C Adair	1,600,000	-	-	(533,333)	1,066,667	-	533,333	(60,267)

2008 Directors & Executives	Held at 1 July 2007	Granted as Compensation	Exercised	Other Changes (*)	Held at 30 June 2008	Vested during the year	Vested and exercisable at 30 June 2008	Forfeited (***) $
L C Freedman	4,800,000	-	-	-	4,800,000	-	1,600,000	-
R L C Adair	1,600,000	-	-	-	1,600,000	-	533,333	-

(*) Other changes represent Options that were forfeited during the year.

(**) Subsequent to 30 June 2009 with effect from 26 August 2009, Mr Freedman will forfeit 1,600,000 options and Mr Adair will forfeit 533,333 options. These forfeitures will occur because under the terms of the Options Plan, the Company's earnings per share target for FY09 was not achieved. For further details, see page 38 of this report.

(***) The value of the forfeited options during the year represents the benefit forgone and is calculated at the date the option lapsed using a binomial option-pricing model assuming the performance criteria had been achieved.

Service contracts

Except as outlined below, each of the key executives named in table 5 are employed pursuant to contracts which provide for an indefinite term and which are terminable on either party giving six months' notice or on the payment to the executive of up to six months' salary in lieu of notice. No termination payments other than salary in lieu of notice and accrued statutory leave entitlements are payable under these contracts.

Mr Moseley is employed by Emeco Equipment (USA) LLC pursuant to a contract which provides for successive rolling 12 month terms, subject to either party being able to give six months notice of termination or on the payment by Emeco Equipment (USA) LLC to Mr Moseley of up to six months' salary in lieu of notice. No termination payments other than salary in lieu of notice and accrued leave entitlements are payable.

Mr Freedman's contract provided that he was to act as Managing Director of the Group until at least 31 December 2008. However, with effect from 1 October 2008 his contract was amended to provide that he would be employed as Managing Director for a one year term, at the expiry of which he will be employed on successive one year terms. Under his amended contract, Mr Freedman's remuneration continued to be structured so that he received a base salary (exclusive of superannuation and other entitlements outlined in his contract), together with the ability to qualify for a STI performance bonus in FY09 of up to 100 percent of the base salary and a LTI performance bonus on the terms set out at pages 37 to 38 above. Under his amended contract the performance criteria for Mr Freedman's FY09 STI were altered. Previously, growth in net profit after tax (**NPAT**) was the sole criterion for determining Mr Freedman's STI entitlement. Under his amended contract, a combination of NPAT and return on funds employed hurdles were the determining criteria for FY09. Under the terms of his amended contract, Mr Freedman's employment could be terminated by either Mr Freedman or Emeco during the initial one year term upon provision of six months notice of termination. Mr Freedman was required to advise the Chairman of Emeco between 1 January and 30 January in each year whether he intends to give notice of termination in the next three months. On 26 June 2009, the Company announced that Mr Freedman had decided to step down from his role as Managing Director at a mutually convenient time later in 2009 and that he would remain as Managing Director until his successor commences with the Company.

The contract that was in place for Mr Adair for the duration of FY09 provided that he was to continue his employment with the Group until 30 June 2009. Under this contract, Mr Adair's remuneration was structured so that he received a base salary (exclusive of superannuation and other entitlements outlined in his contract), together with the capacity to qualify for a STI performance bonus each year of up to 50 percent of the base amount and a LTI performance bonus on the terms set out at pages 37 to 38 above. In FY09 Mr Adair's STI entitlement was calculated by reference to a combination of NPAT and return on funds employed hurdles. Emeco and Mr Adair agreed to extend his contract for a period of three months to 30 September 2009 to allow the parties time to negotiate a new contract. At the time of releasing this annual report, those negotiations were continuing.

Mr Gobby's contract is for an indefinite term and provides that it is terminable on either party giving six months' notice or on the payment to him of up to six months' salary in lieu of notice. If, however, a change of control of Emeco Holdings Ltd occurs or his duties are materially changed within certain time periods specified in the contract, then he is entitled to terminate the contract and to be paid a maximum amount of 12 months base salary and the full amount of his STI bonus. This maximum amount applies if the relevant event occurs within one year of the commencement of his employment with Emeco and declines to an amount of six months base salary and the full amount of his STI bonus after the second anniversary of his employment with Emeco.

Non-Executive Directors

A maximum amount of $1,200,000 pa is currently prescribed in the Company's constitution as the total aggregate remuneration available to Non-Executive Directors.

The remuneration of all of the Non-Executive Directors other than Mr Brennan comprises a cash director's fee of $104,500 pa, inclusive of superannuation contributions. As Chairman, Mr Brennan is entitled to an annual fee of $182,875, inclusive of superannuation contributions. An additional annual fee of $7,838 is paid to any Director who is a member of a Board Committee; this fee is increased to $10,450 for a Director who chairs a Committee.

Remuneration and the Company's performance

The Directors consider that the remuneration policies of the Company effectively align the interests of Emeco's senior executives with the interests of the Company and its shareholders. This has been achieved by ensuring that a significant proportion of the senior executive's remuneration is 'at risk' in the form of STI and LTI components, with STI entitlements being linked to financial measures of the Company's performance and LTI entitlements being linked to measures of total shareholder return.

The KPIs used to determine STI entitlements have been devised to ensure that key management personnel are rewarded for robust earnings performance. Conversely, where the Company's earnings performance does not meet KPI thresholds, key management personnel forfeit their entitlement to the STI component of their remuneration.

The extent to which Emeco has set financial performance KPIs which are genuinely challenging - and which entail that STI entitlements are genuinely at risk - is highlighted by the fact that only two senior executives received an STI payment in FY09. Furthermore, six of eleven senior executives received no STI payment in FY08 and only one executive received 100 percent of his STI entitlement in FY08.

Based on the pro forma historical information set out in section 7 of the Emeco Prospectus dated 3 July 2006, and the consolidated results set out in the Company's financial statements for FY06 through to FY09, the Emeco Group has achieved a compound annual growth rate in operating EBITA of 14.4 percent for the period from FY05 to FY09. However, there have been two consecutive years of decline in Company earnings in FY08 and FY09. As a result of these declines, and as noted above, the STI entitlements of Emeco's senior executives in both years have been significantly reduced.

The Company's share price has declined significantly since the IPO in 2006. However, in that period the Company has maintained its dividend policy of paying shareholders between 35 percent and 45 percent of the Company's profit. The primary means available to the Company to grow shareholder wealth, whether by way of dividend distributions or increases in the Company's share price, is to strive to increase earnings. In this regard, the Company will maintain remuneration policies and practices which reward strong financial performance and align the interests of management with the interests of shareholders.

Indemnification and insurance of Directors, Officers and Auditors

The Company has entered into a deed of access, indemnity and insurance with each of its current and former Directors, the Chief Financial Officer and the Company Secretary. Under the terms of the deed, the Company indemnifies the officer or former officer, to the extent permitted by law, for liabilities incurred as an officer of the Company. The deed provides that the Company must advance the officer reasonable costs incurred by the officer in defending certain proceedings or appearing before an inquiry or hearing of a government agency.

Since the end of the previous financial year, the Company has paid premiums in respect of contracts insuring the current and former Directors and officers of the Emeco Group, including senior executives, against liabilities incurred by such a Director, officer or executive to the extent permitted by the *Corporations Act 2001*. The contracts of insurance prohibit disclosure of the nature of the liability cover and the amount of the premium.

The Emeco Group has not indemnified its auditors, KPMG.

Non-audit services

During the year, KPMG, the Company's auditor, has performed certain other services in addition to their statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services were subject to the Corporate governance procedures adopted by the Company;
- the non audit services provided do not undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants, as they did not involve reviewing or auditing the auditors own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing the risks and rewards.

A copy of the Auditor's Independence Declaration as required under Section 307C of the *Corporation Act 2001* is included in the Directors' Report.

Details of fees paid to the Company's auditors for non audit services are found in Note 9 of the financial report.

Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/100 dated 10 July 1998. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the Directors.

Laurence Freedman
Managing Director

Dated at Perth, 25th day of August 2009.

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the Directors of Emeco Holdings Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2009 there have been:

(i) no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the audit; and
(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

R Gambitta
Partner

Perth
25 August 2009

Income Statements

	Note	Consolidated 2009 $'000	Consolidated 2008[3] $'000	The Company 2009 $'000	The Company 2008 $'000
Revenue from rental income		341,857	320,478	-	-
Revenue from the sale of machines and parts		137,681	255,564	-	-
Revenue from maintenance services		48,705	41,898	-	-
		528,243	617,940	-	-
Changes in machinery and parts inventory		(131,145)	(231,091)	-	-
Impairment of tangible assets	18, 21	(19,468)	-	-	-
Repairs and maintenance		(104,121)	(91,440)	-	-
Employee expenses		(49,132)	(46,854)	-	-
Hired in equipment and labour		(1,851)	(5,798)	-	-
Gross profit		222,526	242,757	-	-
Other income	7	4,597	10,169	30,700	33,600
European restructuring costs		(1,990)	-	-	-
Other expense		(39,864)	(39,473)	(1,831)	(1,193)
EBITDA[1]		185,269	213,453	28,869	32,407
Impairment of goodwill	19	(12,567)	-	-	-
Depreciation expense	8	(104,618)	(93,113)	-	-
Amortisation expense	8	(338)	(1,117)	-	-
EBIT[2]		67,746	119,223	28,869	32,407
Financial income	8	1,279	1,624	-	-
Financial expenses	8	(27,259)	(25,169)	-	-
Profit before income tax expense		41,766	95,678	28,869	32,407
Income tax (expense)/benefit	10(c)	(28,497)	(28,149)	570	241
Profit for the period		13,269	67,529	29,439	32,648
Attributed to: Equity holders of the parent		13,269	67,529	29,439	32,648

Earnings per share:		**2009 $**	**2008 $**
Basic earnings per share from continuing operations	35	0.021	0.107
Diluted earnings per share from continuing operations	35	0.021	0.107

[1] EBITDA - Earnings before interest expense, tax, depreciation and amortisation

[2] EBIT - Earnings before interest expense and tax.

[3] Comparatives have been restated (refer to note 5).

The income statements are to be read in conjunction with the notes to and forming part of the financial statements set out on pages 54 to 110.

Balance Sheets

	Note	Consolidated 2009 $'000	Consolidated 2008 $'000	The Company 2009 $'000	The Company 2008 $'000
Current Assets					
Cash assets	15	10,422	16,804	128	4
Trade and other receivables	16	77,691	103,212	25,002	35,623
Inventories	18	142,650	187,328	-	-
Prepayments	17	5,310	7,011	-	-
Current tax asset	11	-	3,036	-	-
Total current assets		236,073	317,391	25,130	35,627
Non-current assets					
Trade and other receivables	16	85	576	472,755	511,706
Intangible assets	19	215,826	223,561	-	-
Investments	20	-	-	202,753	162,729
Property, plant and equipment	21	667,969	621,990	-	-
Deferred tax assets	12	-	3,484	2,820	4,164
Total non-current assets		883,880	849,611	678,328	678,599
Total assets		1,119,953	1,167,002	703,458	714,226
Current Liabilities					
Trade and other payables	22	57,922	46,172	6,030	3,695
Interest bearing liabilities	23	7,943	6,557	-	-
Current tax liabilities	11	12,519	24,289	12,411	24,231
Provisions	25	6,991	4,509	-	-
Total current liabilities		85,375	81,527	18,441	27,926
Non-current Liabilities					
Interest bearing liabilities	23	330,294	358,066	-	-
Deferred tax liabilities	12	20,626	24,991	-	-
Provisions	25	792	682	-	-
Total non-current liabilities		351,712	383,739	-	-
Total liabilities		437,087	465,266	18,441	27,926
Net assets		682,866	701,736	685,017	686,300
Equity					
Share capital	27	609,470	608,995	685,357	684,882
Reserves	27	(20,136)	(16,192)	(2,038)	489
Retained earnings	27	93,532	108,933	1,698	929
Total equity		682,866	701,736	685,017	686,300

The balance sheets are to be read in conjunction with the notes to and forming part of the financial statements set out on pages 54 to 110.

Statements of Recognised Income and Expense

	Consolidated		The Company	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Effective portion of cash flow hedge recognised directly in equity at beginning of the year	90	915	-	-
Effective portion of cash flow hedge recognised directly in equity at the end of the year	(10,536)	90	-	-
Movement for the year (net of tax)	(10,626)	(825)	-	-
Foreign currency translation differences for foreign operations	9,209	(8,836)	-	-
Net income recognised directly in equity	(1,417)	(9,661)	-	-
Profit for the year	13,269	67,529	29,439	32,648
Total recognised income and expense for the year	11,852	57,868	29,439	32,648
Total recognised income and expense for the year attributed to:				
Equity holders of the parent	11,852	57,868	29,439	32,648
Total recognised income and expense for the year	11,852	57,868	29,439	32,648

The statements of recognised income and expense are to be read in conjunction with the notes to and forming part of the financial statements set out on pages 54 to 110.

Statements of Cash Flows

	Note	Consolidated 2009 $'000	Consolidated 2008 $'000	The Company 2009 $'000	The Company 2008 $'000
Cash flows from operating activities					
Cash receipts from customers		569,706	599,508	-	-
Cash paid to suppliers and employees		(335,941)	(407,647)	(1,565)	(880)
Cash generated from operations		233,765	191,861	(1,565)	(880)
Dividends received		-	-	30,700	33,600
Interest received		1,279	1,624	-	-
Interest paid		(26,462)	(25,916)	-	-
Income tax paid		(33,147)	(13,978)	(32,215)	(12,118)
Net cash provided by/(used in) operating activities	30(ii)	175,435	153,591	(3,080)	20,602
Cash flows from investing activities					
Proceeds on disposal of non-current assets		21,337	43,753	-	-
Payment for controlled entities (net of cash acquired)	31	-	(4,837)	-	-
Investment in subsidiary		-	-	(40,025)	(8,872)
Payment for property, plant and equipment		(115,536)	(204,020)	-	-
Net cash used in investing activities		(94,199)	(165,104)	(40,025)	(8,872)
Cash flows from financing activities					
Proceed from loans		127,945	51,628	-	-
Repayment of borrowings		(170,807)	(11,599)	-	-
Loan to controlled entity		-	-	74,321	17,449
Purchase own shares		(2,885)	(985)	(2,885)	(985)
Payment for debt establishment costs		(4,642)	-	-	-
Finance lease payments		(9,608)	(9,019)	-	-
Dividends paid		(28,207)	(28,194)	(28,207)	(28,194)
Net cash provided by financing activities		(88,204)	1,831	43,229	(11,730)
Net (decrease)/increase in cash held		(6,968)	(9,682)	124	-
Cash at the beginning of the period		16,804	27,740	4	4
Effects of exchange rate fluctuations on cash held		586	(1,254)	-	-
Cash at the end of the financial period	30(i)	10,422	16,804	128	4

The statements of cash flows are to be read in conjunction with the notes to and forming part of the financial statements set out on pages 54 to 110.

Notes to the Financial Statements

1 Reporting entity

Emeco Holdings Limited (the "Company") is a company domiciled in Australia. The address of the Company's registered office is Ground Floor, 10 Ord Street, West Perth WA 6005. The consolidated financial statements of the Company as at and for the year ended 30 June 2009 comprise of the Company and its subsidiaries (together referred to as the "Group"). The Group is primarily involved in the rental, sales and parts of heavy earthmoving equipment (see note 14).

2 Basis of preparation

(a) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards ("AASBs") (including Australian Accounting Interpretations) adopted by the Australian Accounting Standards Board ("AASB") and the *Corporations Act 2001*. The consolidated financial report of the Group and the financial report of the Company comply with the International Financial Reporting Standards ("IFRSs") and interpretations adopted by the International Accounting Standards Board.

The financial statements were approved by the Board of Directors on 25th August 2009.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:
- derivative financial instruments are measured at fair value
- available-for-sale financial assets are measured at fair value
- liabilities for cash-settled share-based payment arrangements are measured at fair value.

The methods used to measure fair values are discussed further in note 4.

(c) Functional and presentation currency

These consolidated financial statements are presented in Australian dollars, which is the Company's functional currency and the functional currency of the majority of the Group.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, all financial information presented in Australian dollars has been rounded to the nearest thousand unless otherwise stated.

(d) Use of estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes:

- Note 6 – valuation of financial instruments
- Note 12 – utilisation of tax losses and measurement of deferred tax assets
- Note 19 – measurement of the recoverable amounts of cash-generating units containing goodwill
- Note 21 – measurement of the recoverable amounts of tangible assets
- Note 31 – business combinations
- Note 32 – measurement of share based-payments

3 Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

(a) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. In the Company's financial statements, investments in subsidiaries are carried at cost.

(ii) Acquisitions from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are accounted for as if the acquisition had occurred at the beginning of the earliest comparative period presented or, if later, at the date that common control was established; for this purpose comparatives are restated. The assets and liabilities acquired are recognised at the carrying amounts recognised previously in the Group's controlling shareholder's consolidated financial statements. The components of equity of the acquired entities are added to the same components within Group equity. Any cash paid for the acquisition is recognised directly in equity.

(iii) Transactions eliminated on consolidation

Intra-group balances, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the foreign exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

(ii) Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Australian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Australian dollars at exchange rates at the dates of the transactions.

3 Significant accounting policies Cont.

Foreign currency differences are recognised directly in equity within the foreign currency translation reserve ("FCTR"). When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

(c) Financial instruments

(i) Non-derivative financial instruments

Non-derivative financial instruments comprise of investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs, except as described below. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Accounting for finance income and expense is discussed in note 3(n).

(ii) Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised. In other cases the amount recognised in equity is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Other non-trading derivatives

When a derivative financial instrument is not held for trading, and is not designated in a qualifying hedge relationship, all changes in its fair value are recognised immediately in profit or loss.

(iii) Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity, net of any related income tax benefit.

Purchase of share capital (treasury shares)

When share capital recognised as equity is purchased by the employee share plan trust, the amount of the consideration paid, which includes directly attributable costs, is net of any tax effects, and is recognised as a deduction from equity. Purchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from retained earnings.

In the Company's financial statements the transactions of the Company sponsored employee share plan trust are treated as being executed directly by the Company (as the trust acts as the Company's agent).

Dividends
Dividends are recognised as a liability in the period in which they are declared.

(d) Property, plant and equipment

(i) Recognition and measurement
Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net within "other income" in profit or loss.

(ii) Subsequent costs
The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. Expenditure on major overhauls and refurbishments of equipment is capitalised in property, plant and equipment as it is incurred, where that expenditure is expected to provide future economic benefits. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

(iii) Depreciation
Items of property, plant and equipment, excluding freehold land, are depreciated over their estimated useful lives and are charged to the income statement. Estimates of remaining useful lives, residual values and the depreciation method are made on a regular basis, with annual re-assessments for major items.

Assets are depreciated from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use. Where subsequent expenditure is capitalised into the asset, the estimated useful life of the total new asset is reassessed and depreciation charged accordingly.

Depreciation on buildings, leasehold improvements, furniture, fixtures and fittings, office equipment, motor vehicles and sundry plant is calculated on a straight-line basis. Depreciation on plant and equipment is calculated on machine hours worked over their estimated useful life. The estimated expected useful lives are as follows:

Leasehold Improvements	15 years
Plant and Equipment	3 – 15 years
Furniture, Fixtures and Fittings	10 years
Office Equipment	3 – 10 years
Motor Vehicles	5 years
Sundry Plant	7 – 10 years

3 Significant accounting policies Cont.

(e) Intangible assets

(i) Goodwill

Goodwill (negative goodwill) arises on the acquisition of subsidiaries.

Goodwill represents the excess of the cost of the acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (negative goodwill), it is recognised immediately in profit or loss.

Acquisitions of minority interests

Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the net assets acquired at the date of exchange.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses.

(ii) Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortisation and accumulated impairment losses.

(iii) Amortisation

Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

- contract intangibles 0 – 1 year
- software 0 – 3 years

(f) Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and are not recognised on the Group's balance sheet.

(g) Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Inventory is occasionally sold under a Rental Purchase Option ("RPO"). Under the RPO the purchaser is entitled to a rebate upon exercising the option. A portion of the income received is used to offset a write down in inventory.

(h) Work in progress

Work in progress consists unbilled amounts to be collected from customers for work performed to date, and is presented as part of trade and other receivables in the balance sheet.

Progressive capital work to inventory and fixed assets are carried in work in progress accounts within their respective balance sheet classifications with fixed assets being disclosed as a "capital work in progress" in Note 21. Upon work completion the balance is capitalised.

(i) Impairment

(i) Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost, the reversal is recognised in profit or loss.

(ii) Non-financial assets

The carrying amounts of the Group's non-financial assets, excluding inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated at each reporting date.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing fair value, the Group has assessed the amount it could obtain on disposal, less realisation costs. Fair value is calculated with regard to the discounted post tax cash flows or comparable transactions for similar businesses. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit"). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a *pro rata* basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Goodwill assets were tested for impairment at 30 June 2009 as part of the Group's process of annually testing goodwill for impairment.

3 Significant accounting policies Cont.

(j) Employee benefits

(i) Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognised as a personnel expense in profit or loss when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

(ii) Other long-term employee benefits

The Group's net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods plus related on costs; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on Commonwealth Government bonds that have maturity dates approximating the terms of the Group's obligations.

(iii) Termination benefits

Termination benefits are recognised as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognised if the Group has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

(iv) Short-term benefits

Short term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(v) Share based payment transactions

(a) A Management Incentive Share Plan ("MISP") allows certain consolidated entity employees to acquire shares of the Company. The grant date fair value of the shares granted to employees is recognised as an employee expense with a corresponding increase in equity, over the period during which the employees become unconditionally entitled to the shares. The fair value of the MISP granted is measured using a Black Scholes pricing model, taking into account the terms and conditions upon which the shares were granted. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where forfeiture is only due to shares prices not achieving the threshold for vesting. Employees have been granted a limited recourse ten year interest free loan in which to acquire the shares. The loan has not been recognised as the Company only has recourse to the value of the shares.

(b) The share option programme allows certain employees to acquire shares of the Company. The grant date fair value of options granted to employees is recognised as an employee expense with a corresponding increase in equity, over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using an option-pricing model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to market conditions not being met, ie share prices not achieving the threshold for vesting.

(c) A Long Term Incentive Plan ("LTIP") allows certain senior management personnel to receive shares of the Company upon satisfying performance conditions. Under the LTIP rights or shares granted to each LTIP participant vest to the employee after three years if the prescribed performance condition is met. The performance condition is a performance hurdle based on relative total shareholder return ("TSR"). The peer group that the Company's TSR is measured against consists of 98 Companies and includes 12 Companies that are considered direct peers to Emeco, in addition to the S&P/ASX Small Industrials (excluding banks, insurance companies, property trust companies and investment property trust/companies and other stapled securities). The fair value of the performance rights or shares granted under the LTIP have been measured using a Monte Carlo simulating model and are expensed evenly over the period from grant date to vesting date.

During the period the trust acquired 6,295,000 shares on market at a fair value of $2,885,000 to be held in trust to satisfy the potential vesting of shares under the LTIP and MISP. Shares that have been forfeited under the Company's MISP due to employees under that plan not meeting the service vesting requirement have also been transferred to the trust. At year end shares held within trust and MISP Escrow account totalled 12.4 million.

(d) Dividends received while satisfying the performance conditions of share issues under the MISP are allocated against the employee outstanding loan.

(k) Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(i) Restructuring
A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs are not provided for.

(l) Revenue

(i) Rental revenue
Revenue from the rental of machines is recognised in profit and loss based on the number of hours the machines operate each month. Contracts generally have a minimum hour clause which is triggered should the machine operate under these hours during each month. Customers are billed monthly.

(ii) Goods sold
Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

(iii) Maintenance services
Revenue from services rendered is recognised in profit or loss in proportion to the stage of completion of the transaction at the reporting date.

(m) Lease payments

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

3 Significant accounting policies Cont.

(n) Finance income and expenses

Finance income comprises of interest income, dividend income, changes in the fair value of financial assets at fair value through profit or loss, and foreign currency gains. Interest income is recognised as it accrues, using the effective interest method. Dividend income is recognised on the date that the Group's right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Finance expenses comprises of interest expense on borrowings, foreign currency losses and impairment losses recognised on financial assets. All borrowing costs are recognised in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(o) Income tax

Income tax expense comprises of current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend is recognised.

(i) Tax consolidation

The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 16 December 2004 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Emeco Holdings Limited.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the 'separate taxpayer within group' approach by reference to the carrying amounts of assets and liabilities in the separate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries are assumed by the head entity in the tax-consolidated group and are recognised by the Company as amounts payable (receivable) to/(from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by the Company as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognised by the head entity only.

(ii) Nature of tax funding arrangements and tax sharing arrangements

The head entity, in conjunction with other members of the tax-consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability/(asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivable/(payable) equal in amount to the tax liability/(asset) assumed. The inter-entity receivables/(payables) are at call.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity in conjunction with other members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

(p) Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(q) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise convertible notes, management performance shares, and share options granted to employees.

3 Significant accounting policies Cont.

(r) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns that are different from those of other segments. Segment information is presented in respect of the Group's business and geographical segments. The Group's primary format for segment reporting is based on business segments. The business segments are determined based on the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly loans and borrowings and related expenses, corporate assets (primarily the Company's headquarters) and head office expenses, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(s) New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2009, but have not been applied in preparing this financial report.

- Revised AASB 3 *Business Combinations* (2008) incorporates the following changes that are likely to be relevant to the Group's operations:
  - The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations
  - Contingent consideration will be measured at fair value, with subsequent changes therein recognised in profit or loss
  - Transaction costs, other than share and debt issue costs, will be expensed as incurred
  - Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognised in profit or loss
  - Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

  Revised AASB 3, which becomes mandatory for the Group's 30 June 2010 financial statements, will be applied prospectively and therefore there will be no impact on prior periods in the Group's 2010 consolidated financial statement.
- Amended AASB 127 *Consolidated and Separate Financial Statements* (2008) requires accounting for changes in ownership interests by the Group in a subsidiary, while maintaining control, to be recognised as an equity transaction. When the Group loses control of subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognised in profit or loss. The amendments to AASB 127, which become mandatory for the Group's 30 June 2010 financial statements are not expected to have a significant impact on the consolidated financial statements.
- AASB 8 *Operating Segments* introduces the "management approach" to segment reporting. AASB 8, which becomes mandatory for the Group's 30 June 2010 financial statements, will require a change in the presentation on and disclosure of segment information based on the internal reports regularly reviewed by the Group's executive management order to assess each segment's performance and to allocate resources to them. Currently the Group presents segment information in respect of its business and geographical segments (see note 14).
- Revised AASB 101 *Presentation of Financial Statements* (2007) introduces the term total comprehensive income, which represents changes in equity during a period. Total comprehensive income may be presented in either a single statement of comprehensive income (effectively combining both the income statement and all non-owner changes in equity in a single statement) or, in a income statement and a separate statement of comprehensive income. Revised AASB 101, which becomes mandatory for the Group's 30 June 2010 financial statements, is expected to have a significant impact on the presentation of the consolidated financial statements. The Group plans to provide total comprehensive income

in a single statement of comprehensive income for its 2010 consolidated financial statement.

- AASB 2008-1 *Amendments to Australian Accounting Standard - Share-based Payment: Vesting Conditions and Cancellations* clarifies the definition of vesting conditions, introduces the concept of non-vesting conditions, requires non-vesting conditions to be reflected in grant-date fair value and provides the accounting treatment for non-vesting conditions and cancellations. The amendments to AASB 2 will be mandatory for the Group's 30 June 2010 financial statements, with retrospective application. The Group has not yet determined the potential effect of the amendment.
- AASB 2008-5 *Amendments to Australian Accounting Standards Arising from the Annual Improvements Process* and 2008-6 *Further Amendments to Australian Accounting Standards Arising from the Annual Improvements Process* affect various AASBs resulting in minor changes for presentation, disclosure, recognition and measurement purposes. The amendments, which become mandatory for the Group's 30 June 2010 financial statements, are not expected to have any impact on the financial statements.
- AASB 2008-8 *Amendments to Australian Accounting Standard - Eligible Hedged Items* clarifies the effect of using options as hedging instruments and the circumstances in which inflation risk can be hedged. The amendments become mandatory for the Group's 30 June 2010 financial statements, with retrospective application. The Group has not yet determined the potential effect of the amendment.

4 Determination of fair values

A number of the Group's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i) Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

(ii) Intangible assets

The fair value of contract intangibles acquired in a business combination is based on the discounted estimated net future cash flows that are expected to arise as a result of the contracts that are in place when the business combination was finalised.

(iii) Inventory

The fair value of inventory acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventory.

(iv) Trade and other receivables

The fair value of trade and other receivables, excluding construction work in progress, is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(v) Derivatives

The fair value of forward exchange contracts is based on the discounted value of the difference between the rate in which the forward exchange contract was entered and the year end exchange rate.

The fair value of interest rate swaps is based on broker quotes. Those quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date.

(vi) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

4 Determination of fair values Cont.

(vii) Share-based payment transactions

The fair value of employee share options, management incentive plan shares and long term incentive plan shares are measured using an option pricing model. Measurement inputs include share price on issue, exercise price of the instrument, expected volatility, weighted average expected life of the instruments, market performance conditions, expected dividends and the risk-free interest rate. Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

5 Restatement of prior period comparatives

The prior period income statement has been restated to more accurately reflect income and expenses according to their function. Other expenses of $22.3 million have been reclassified to costs relating to machinery and parts purchases and consumables and employee expenses of ($18.5 million) and ($3.8 million) respectively. Gross profit also decreased by $22.3 million in line with the retrospective restatement. There was no underlying change in total EBITDA and EBIT.

6 Financial risk management

Overview

The Company and Group have exposure to the following risks from their use of financial instruments:

- credit risk;
- liquidity risk; and
- market risk.

This note presents information about the Company's and Group's exposure to each of the above risks, their objectives, policies and processes for measuring and managing risk, and the management of capital. Further quantitative disclosures are included throughout this financial report.

The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. The Board has established the Audit and Risk Management Committee, which is responsible for developing and monitoring risk management policies. The committee reports regularly to the board of Directors on its activities.

Risk management policies are established to identify and analyse the risks faced by the Company and Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company's and Group's activities. The Company and Group, through their training and management standards and procedures, aim to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Audit and Risk Committee oversees how management monitors compliance with the Company's and Group's risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company and Group.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers. For the Company it arises from receivables due from subsidiaries.

Exposure to credit risk

The carrying amount of the Group's financial assets represents the maximum credit exposure. The Group's maximum exposure to credit risk at the reporting date was:

		Consolidated	
		Carrying amount	
	Note	2009	2008
In thousands of AUD			
Trade receivables	16	78,852	101,412
Other receivables	16	7,655	7,178
Cash and cash equivalents	15	10,422	16,804
Interest rate swaps used for hedging:			
Assets	16	-	361
		96,929	125,755

The Company's financial assets are all intercompany and does not represent a credit risk.

Trade and other receivables

The Company's and Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the Group's customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. The Group sets individual counter party limits and where possible insures its rental income within Australia, Indonesia and Canada and generally operates on a "cash for keys" policy within its sales business.

Both insured and uninsured debtors are subject to the Group's credit policy. The Group's credit policy requires each new customer to be individually analysed for credit-worthiness before the Group's standard payment and delivery terms and conditions are offered. The Group's review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the responsible General Manager. In the instance that a customer fails to meet the Group's credit-worthiness and the Group is unable to secure credit insurance, future transactions with the customer will only be on a prepayment basis, or similar security such as a bank guarantee or letter of credit.

Where commercially available the Group aims to insure the majority of rental customers that are not considered either blue chip customers, subsidiaries of blue chip companies or Government. Blue chip customers are determined as those customers who have a market capitalisation of greater than $750 million (2008: $1 billion).

The Group has established an allowance for impairment that represents their estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a general loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The specific loss component is made up of the insurance excess for insured debts that have been classified as doubtful plus a probability weighting to uninsured debts that are also considered doubtful. The general loss allowance is determined based on historical data of payment statistics for similar financial assets. For the purpose of allocating the general loss component to the aging trade receivable table, the total general loss component has been allocated to the not past due.

6 Financial risk management Cont.

The Group's maximum exposure to credit risk for trade receivables at the reporting date by geographic region was:

	Consolidated Carrying amount 2009	Consolidated Carrying amount 2008
In thousands of AUD		
Australia	45,243	66,469
Asia	15,785	9,965
North America	11,536	17,333
Europe	4,846	5,209
Africa	1,442	2,436
	78,852	101,412

The Group's maximum exposure to credit risk for trade receivables at the reporting date by type of customer was:

	Consolidated Carrying amount 2009	Consolidated Carrying amount 2008
In thousands of AUD		
Insured	35,181	54,202
Blue Chip (including subsidiaries)	12,117	15,115
Government	185	358
Other security	7,653	-
Uninsured	23,716	31,737
	78,852	101,412

None of the Company's receivables are past due (2008: nil). The aging of the Group's trade receivables at the reported date was:

	Consolidated Gross 2009	Consolidated Impairment 2009	Consolidated Gross 2008	Consolidated Impairment 2008
In thousands of AUD				
Not past due	31,614	1,896	52,291	1,362
Past due 0-30 days	19,684	1,006	29,943	1,006
Past due 31-60 days	7,048	147	9,685	33
Past due 61 days	20,506	5,767	9,493	2,977
	78,852	8,816	101,412	5,378

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	Consolidated 2009	Consolidated 2008
In thousands of AUD		
Balance at 1 July	5,378	1,598
Bad debt expense recognised	(3,475)	(571)
Doubtful debt recognised	6,913	4,351
Balance at 30 June	8,816	5,378

Guarantees
Financial guarantees are generally only provided to wholly-owned subsidiaries or when entering into a premise rental agreement. Details of outstanding guarantees are provided in note 29.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation.

The Group monitors working capital limits and employs maintenance planning and life cycle costing modules to price its rental contracts. These processes assist it in monitoring cash flow requirements and optimising cash return in its operations. Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The Group refinanced its syndicated senior debt facility ("debt facility") on 15 August 2008. The facility comprises a three year $595 million revolving senior debt facility and a one year revolving $35 million working capital facility. At year end it had undrawn facilities of $302 million.

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements.

6 Financial risk management Cont.

Consolidated 30 June 2009	Carrying amount	Contractual cash flows	6 mths or less	6-12 mths	1-2 years	2-5 years	More than 5 years
In thousands of AUD							
Non-derivative financial liabilities							
Secured bank loans	(327,575)	(336,002)	(2,107)	(2,107)	(4,214)	(327,574)	-
Finance lease liabilities	(14,094)	(14,640)	(5,419)	(2,973)	(5,818)	(430)	-
Trade and other payables (*)	(41,612)	(41,612)	(35,843)	(5,769)	-	-	-
	(383,281)	(392,254)	(43,369)	(10,849)	(10,032)	(328,004)	-
Derivative financial liabilities							
Interest rate swaps used for hedging asset/(liability)	(16,310)	(17,010)	(4,061)	(2,848)	(5,697)	(4,404)	-
Forward exchange contracts used for hedging:							
Outflow	27	(1,437)	(1,437)	-	-	-	-
Inflow	(36)	1,446	1,446	-	-	-	-
	(16,319)	(17,001)	(4,052)	(2,848)	(5,697)	(4,404)	-

(*) Excludes derivatives (shown separately)

Consolidated 30 June 2008	Carrying amount	Contractual cash flows	6 mths or less	6-12 mths	1-2 years	2-5 years	More than 5 years
In thousands of AUD							
Non-derivative financial liabilities							
Secured bank loans	(347,275)	(364,499)	(8,612)	(8,612)	(347,275)	-	-
Finance lease liabilities	(17,965)	(19,481)	(3,735)	(3,735)	(7,400)	(4,611)	-
Trade and other payables(*)	(45,943)	(45,943)	(45,943)	-	-	-	-
	(411,183)	(429,923)	(58,290)	(12,347)	(354,675)	(4,611)	-
Derivative financial liabilities							
Interest rate swaps used for hedging asset/(liability)	361	472	124	124	512	(288)	-
Forward exchange contracts used for hedging:							
Outflow	(229)	(19,375)	(19,375)	-	-	-	-
Inflow	-	19,145	19,145	-	-	-	-
	132	242	(106)	124	512	(288)	-

(*) Excludes derivatives (shown separately)

Company 30 June 2009	Carrying amount	Contractual cash flows	6 mths or less	6-12 mths	1-2 years	2-5 years	More than 5 years
In thousands of AUD							
Payables	6,030	(6,030)	(6,030)	-	-	-	-

Company 30 June 2008	Carrying amount	Contractual cash flows	6 mths or less	6-12 mths	1-2 years	2-5 years	More than 5 years
In thousands of AUD							
Payables	3,695	(3,695)	(3,695)	-	-	-	-

The following table indicates the periods in which the consolidated cash flows associated with derivatives that are cash flow hedges are expected to occur.

Consolidated 30 June 2009	Carrying amount	Expected cash flows	6 mths or less	6-12 mths	1-2 years	2-5 years	More than 5 years
In thousands of AUD							
Interest rate swaps:							
Assets	(16,310)	(17,010)	(4,061)	(2,848)	(5,697)	(4,404)	-
Liabilities	-	-	-	-	-	-	-
Forward exchange contracts:							
Assets	27	(1,437)	(1,437)	-	-	-	-
Liabilities	(36)	1,446	1,446	-	-	-	-
	(16,319)	(17,001)	(4,052)	(2,848)	(5,697)	(4,404)	-

Consolidated 30 June 2008	Carrying amount	Expected cash flows	6 mths or less	6-12 mths	1-2 years	2-5 years	More than 5 years
In thousands of AUD							
Interest rate swaps:							
Assets	361	472	124	124	512	(288)	-
Liabilities	-	-	-	-	-	-	-
Forward exchange contracts:							
Assets	(229)	(19,375)	(19,375)	-	-	-	-
Liabilities	-	19,145	19,145	-	-	-	-
	132	242	(106)	124	512	(288)	-

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

The Group enters into derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by the Group's hedging policy. Generally the Group seeks to apply hedge accounting in order to manage volatility in profit or loss.

Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings costs that are denominated in a currency other than the respective functional currencies of Group entities, primarily the Australian dollar (AUD), but also the United States Dollars (USD), Canadian Dollars (CAD), and Euro Dollars (EURO). The currencies in which these transactions primarily are denominated are AUD, USD, CAD, EURO and Japanese Yen (YEN).

6 Financial risk management Cont.

The Group hedges all trade receivables and trade payables that are denominated in a currency that is foreign to its functional currency and greater than $50,000. The Group uses forward exchange contracts to hedge this currency risk. Most of the forward exchange contracts have maturities of less than six months.

In respect of other monetary assets and liabilities held in currencies other than the AUD, the Group ensures that the net exposure is kept to an acceptable level by matching foreign denominated financial assets with matching financial liabilities and vice versa.

Interest on borrowings is denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily AUD, but also USD, CAD and EURO. This provides an economic hedge without derivatives being entered into and therefore no application of hedge accounting.

The Group's investments in its subsidiaries and their earnings for the year are not hedged as these currency positions are considered long term in nature.

The Group's foreign denominated debt is not hedged to manage the risk of breaching its facility limit of $595 million as the Group considers there to be appropriate headroom for any adverse movement in exchange rates (refer note 24).

Exposure to currency risk
The Group's exposure to foreign currency risk at balance date was as follows, based on notional amounts:

	30 June 2009		30 June 2008	
	AUD	USD	AUD	USD
Effect inn thousands of AUD				
Trade receivables	-	(35)	7,800	559
Trade payables (#)	-	-	-	-
Gross balance sheet exposure	-	(35)	7,800	559
Forward exchange contracts	-	-	(7,800)	-
Net exposure	-	(35)	-	559

(#) Trade payables does not include future purchase commitments denominated in foreign currencies. The Group hedges these purchases in accordance with its hedging policy. The payable is not recognised until the asset is received. The fair value of outstanding derivatives are recognised in the balance sheet at period end.

The Company had no exposure to foreign currency risk (2008: nil)

The following significant exchange rates applied during the year:

	Average rate		Reporting date spot rate	
	2009	2008	2009	2008
CAD	0.8628	0.9045	0.9366	0.9722
USD	0.7488	0.8956	0.8119	0.9653
EURO	0.5423	0.6098	0.5761	0.6107
IDR	7,770	8,266	8,261	8,895

Sensitivity analysis – financial instruments

A 10 percent strengthening of the AUD against the following currencies at 30 June 2009 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2008.

	Consolidated	
	Equity	Profit or loss
Effect in thousands of AUD		
30 June 2009		
USD	(245)	-
EURO	47	(77)
YEN	(1)	-
CAD	(439)	-
30 June 2008		
USD	(940)	-
EURO	(18)	-
YEN	(259)	-

A 10 percent weakening of the AUD against the above currencies at 30 June would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

The effect on the Company would be nil (2008: nil).

Interest rate risk

The Group adopts a policy of ensuring that a minimum of 50 percent of its exposure to changes in interest rates on borrowings is on a fixed rate basis. This is achieved by entering into interest rate swaps.

6 Financial risk management Cont.

Profile

At the reporting date the interest rate profile of the Company's and the Group's interest-bearing financial instruments was:

	Note	Consolidated 2009 $'000	Consolidated 2008 $'000	Company 2009 $'000	Company 2008 $'000
Cash at bank	15	10,422	16,804	128	4
Variable interest bearing liabilities		327,575	347,275	-	-
Variable interest bearing finance leases		14,094	17,965	-	-
Total interest bearing liabilities	24	341,669	365,240	-	-

Effective interest rate swaps to hedge interest rate risk

	Consolidated 2009 $'000	Consolidated 2008 $'000	Company 2009 $'000	Company 2008 $'000
Australian dollars	70,000	82,500	-	-
Canadian dollars C$80M (2008: C$80M)	85,415	82,288	-	-
United States dollars USD$40M (2008: USD$30M)	49,267	31,078	-	-
Euro dollars €Nil (2008: €10M) [1]	-	16,375	-	-
	204,682	212,241	-	-
The interest rate swaps principle amount expiring over the next 5 years:				
No later than one year	155,415	12,500	-	-
Later than one year but not later than two	-	152,288	-	-
Later than two years but not later than three	49,267	-	-	-
Later than three years but not later than four	-	31,078	-	-
Later than four years but not later than five	-	16,375	-	-
	204,682	212,241	-	-

[1] At year end the Group had a €10 million swap, which was considered ineffective under AASB's as the Group's EURO denominated debt totalled €7.8 million. The swap is due to mature 21 January 2013.

The Company does not directly hold any derivative transactions. All derivatives are held by subsidiaries. All trade receivables and trade payables of the Company are to entities that are part of its tax Consolidated Group. No interest is charged on these balances.

Fair value sensitivity analysis for fixed rate instruments

Where a derivative is considered ineffective the Group recognises the fair value of the instrument in the profit and loss. Therefore a change in interest rates of the Group's ineffective hedge at reporting date would be recognised in the Group's profit or loss.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) equity and profit or loss by the amounts shown below. The analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2008.

	Profit or loss		Equity	
	100bp increase	100bp decrease	100bp increase	100bp decrease
Effect in thousands of AUD				
30 June 2009				
Cash flow sensitivity	415	(415)	5,123	(5,123)
30 June 2008				
Cash flow sensitivity	(1,806)	1,806	4,532	(4,532)

Fair values

Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the balance sheet, are as follows:

Consolidated	30 June 2009		30 June 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
In thousands of AUD				
Receivables	77,691	77,691	103,212	103,212
Cash and cash equivalents	10,422	10,422	16,804	16,804
Interest rate swaps used for hedging:				
Assets	-	-	361	361
Liabilities	(16,310)	(16,310)	-	-
Forward exchange contracts used for hedging:				
Assets	27	27	-	-
Liabilities	(36)	(36)	(229)	(229)
Secured bank loans	(327,575)	(324,303)	(347,275)	(346,658)
Finance lease liabilities	(14,094)	(14,094)	(17,965)	(17,965)
Trade and other payables (*)	(41,612)	(41,612)	(45,943)	(45,943)
	(311,487)	(308,215)	(291,035)	(290,418)

(*) Excludes derivatives (shown separately)

Company	30 June 2009		30 June 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
In thousands of AUD				
Trade and other receivables	497,757	497,757	547,329	547,329
Cash and cash equivalents	128	128	4	4
Trade and other payables	(6,030)	(6,030)	(3,695)	(3,695)
	491,855	491,855	543,638	543,638

The basis for determining fair values is disclosed in note 4.

6 Financial risk management Cont.

Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, where applicable, are based on the Government yield curve at the reporting date plus an adequate credit spread, and were as follows:

	2009			2008		
Derivatives	**2.0%**	-	**8.0%**	3.0%	-	8.0%
Loans and borrowings	**2.0%**	-	**8.0%**	3.0%	-	8.0%
Leases	**3.0%**	-	**10.0%**	4.0%	-	10.0%

The Group has not identified other price risks that it considers it is materially exposed to, other than those identified.

Capital management

The Board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return on capital, which the Group defines as earnings before interest, tax and amortisation ('EBITA') divided by total closing net tangible assets plus interest bearing liabilities. The Board of Directors also monitors the level of dividends to ordinary shareholders.

The Board seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The Group's EBITA return on funds employed for the year was 8.8 percent (2008: 14.0 percent). This includes significant items of $25.6 million as a result of asset impairments, doubtful debt provisioning and business restructure costs. Had the significant items not occurred the Group EBITA return on funds employed for the year would have been 11.6 percent.

Primarily for satisfying potential future obligations under its employee share plans the Group purchases its own shares on the market. The timing of these purchases depends on the number of shares that have been issued under either of its employee share plans. Buy and sell decisions are made on a specific transaction basis; the Group does not have a defined share buy-back plan.

There were no changes in the Group's approach to capital management during the year.

Throughout the year the Group has maintained a debt covenant gearing ratio of less than three times. The gearing ratio is determined as total debt over the last 12 months EBITDA.

7 Other income

	Consolidated		The Company	
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000
Net profit on sale of non current assets [1]	3,858	9,476	-	-
Sundry income	739	693	-	-
Dividend received	-	-	30,700	33,600
	4,597	10,169	30,700	33,600

[1] Included in net profit on the sale of non current assets is the sale of rental equipment which occurs in the ordinary course of business.

8 Profit before income tax expense

	Note	Consolidated 2009 $'000	Consolidated 2008[1] $'000	The Company 2009 $'000	The Company 2008 $'000
Profit before income tax expense has been arrived at after charging/(crediting) the following items:					
Cost of sale of machines and parts		131,145	231,091	-	-
Cost of sales inventory on rent		6,968	8,294	-	-
Impairment of tangible assets:					
- inventory		12,966	-	-	-
- property, plant and equipment		6,502	-	-	-
		19,468	-	-	-
Employee expenses:					
- superannuation		3,446	3,099	48	-
Depreciation of:					
- buildings		802	378	-	-
- plant and equipment - owned		97,679	86,961	-	-
- plant and equipment - leased		1,172	1,204	-	-
- furniture fittings and fixtures		231	164	-	-
- office equipment		620	601	-	-
- motor vehicles		1,297	1,661	-	-
- leasehold improvements		632	489	-	-
- sundry plant		2,185	1,655	-	-
		104,618	93,113	-	-
Amortisation of:					
- contract intangible		65	911	-	-
- other intangibles		273	206	-	-
		338	1,117	-	-
Impairment of goodwill	19	12,567	- -	-	-
Total depreciation, amortisation and impairment of goodwill		117,523	94,230	-	-
Financial expenses:					
- interest expense		23,203	23,517	-	-
- ineffective hedge realised on European restructure		1,231	-	-	-
- amortisation of debt establishment costs		1,543	294	-	-
- other facility costs		1,282	1,358	-	-
		27,259	25,169	-	-
Financial income:					
- interest revenue		(1,279)	(1,624)	-	-
Net financial expenses		25,980	23,545	-	-
Net foreign exchange (gain)/loss		754	316	-	-

[1] Comparatives have been restated (refer note 5).

9 Auditor's remuneration

	Consolidated 2009 $	Consolidated 2008 $	The Company 2009 $	The Company 2008 $
In thousands of AUD				
Audit services				
Auditors of the Company				
KPMG Australia:				
- audit and review of financial reports	391,700	392,528	391,700	392,528
Overseas KPMG Firms:				
- audit and review of financial reports	309,698	249,413	-	-
	701,398	641,941	391,700	392,528
Other services				
Auditors of the Company				
KPMG Australia:				
- other assurance services	4,200	116,030	-	-
- taxation services	94,785	108,953	94,785	108,953
- accounting assistance	9,070	-	9,070	-
Overseas KPMG Firms:				
- taxation services	121,176	115,960	-	-
- accounting assistance	7,935	2,081	-	-
- transaction services	4,629	440,107 [1]	-	-
	241,795	783,131	103,855	108,953
	943,193	1,425,072	495,555	501,481

[1] Included in these amounts are fees for transaction and assurance services for offshore business combinations.

10 Income tax expense

		Note	Consolidated 2009 $'000	Consolidated 2008 $'000	The Company 2009 $'000	The Company 2008 $'000
(a)	Recognised in the income statement					
	Current tax expense:					
	Current year		26,267	28,856	(471)	(264)
	Adjustments for prior years		(99)	23	(99)	23
			26,168	28,879	(570)	(241)
	Deferred tax expenses:					
	Origination and reversal of temporary differences		6,327	5,997	-	-
	Reduction in tax rate		(563)	(1,024)	-	-
	Adjustment for prior years		(3,435)	(5,703)	-	-
		12	2,329	(730)	-	-
	Total income tax expense in income statement		28,497	28,149	(570)	(241)
(b)	Deferred tax recognised directly in equity:					
	Capital raising costs		1,344	1,328	1,344	1,328
	Cashflow hedges		(4,554)	(379)	-	-
			(3,210)	949	1,344	1,328
(c)	Numercial reconciliation between tax expense and pre tax net profit:					
	Prima facie income tax expense calculated at 30% on net profit		12,530	28,703	8,659	9,715
	Increase/(decrease) in income tax expense due to:					
	Effect on tax rate in foreign jurisdictions		(384)	(124)	-	-
	Share based payments		106	145	80	101
	Current year losses for which no deferred tax asset was recognised		9,702	-	-	-
	Reduction in tax rate in foreign jurisdictions		(563)	(1,024)	-	-
	Derecognition of previously recognised deferred tax assets [1]		6,977	-	-	-
	Tax - investment allowance		(269)	-	-	-
	Sundry		497	426	-	-
	Decrease in income tax expense due to:					
	Dividend from subsidiary		-	-	(9,210)	(10,080)
	Under/(over) provided in prior years		(99)	23	(99)	23
	Income tax expense/(benefit)		28,497	28,149	(570)	(241)

[1] Tax assets in the Group were derecognised to the extent that it was no longer probable that sufficient taxable profit will be available in a sufficient time frame to allow the benefit of the deferred tax asset to be utilised. Any such reduction shall be reversed to the extent that it becomes probable that sufficient taxable profit will be available.

11 Current tax assets and liabilities

The current tax asset for the Group of $nil (2008: $3,036,000) and for the Company of $nil (2008: $nil) represents income taxes recoverable in respect of prior periods and that arise from payment of taxes in excess of the amount due to the relevant tax authority. The current tax liability for the Group of $12,519,000 (2008: $24,289,000) and for the Company of $12,411,000 (2008: $24,231,000) represents the amount of income taxes payable in respect of current and prior financial periods.

The Company liability includes the income tax payable by all members of the tax consolidated group in Australia.

12 Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

Consolidated	Assets		Liabilities		Net	
	2009	2008	2009	2008	2009	2008
	$'000	$'000	$'000	$'000	$'000	$'000
Property, plant and equipment	(383)	(474)	33,456	25,333	33,073	24,859
Intangible assets	-	-	7	90	7	90
Receivables	(2,791)	(3,926)	2	10	(2,789)	(3,916)
Inventories	(608)	(51)	2,355	13,650	1,747	13,599
Payables	(1,412)	(1,130)	7	-	(1,405)	(1,130)
Derivatives	(4,893)	(69)	8	107	(4,885)	38
Interest-bearing loans and borrowings	(718)	(3,908)	895	2,721	177	(1,187)
Employee benefits	(1,759)	(1,434)	-	-	(1,759)	(1,434)
Equity - capital raising costs	(2,820)	(4,164)	-	-	(2,820)	(4,164)
Provisions	(23)	(50)	-	-	(23)	(50)
Other items	-	(294)	-	-	-	(294)
Tax losses carried forward	(697)	(4,904)	-	-	(697)	(4,904)
Tax (assets) / liabilities	(16,104)	(20,404)	36,730	41,911	20,626	21,507
Set off of tax	16,104	16,920	(16,104)	(16,920)	-	-
Net tax (assets) / liabilities	-	(3,484)	20,626	24,991	20,626	21,507

The Company	Assets		Liabilities		Net	
	2009	2008	2009	2008	2009	2008
	$'000	$'000	$'000	$'000	$'000	$'000
Equity - capital raising costs	(2,820)	(4,164)	-	-	(2,820)	(4,164)
Net tax (assets) / liabilities	(2,820)	(4,164)	-	-	(2,820)	(4,164)

Movement in temporary differences during the year

	Consolidated					The Company			
	Balance 1 July 07	Acquired through business combination	Recognised in income	Recognised in equity	Balance 30 June 08	Balance 1 July 07	Recognised in income	Recognised in equity	Balance 30 June 08
Property, plant and equipment	20,360	38	4,461	-	24,859	-	-	-	-
Intangible assets	300	-	(210)	-	90	-	-	-	-
Receivables	(3,221)	-	(695)	-	(3,916)	-	-	-	-
Inventories	12,950	529	120	-	13,599	-	-	-	-
Payables	(1,039)	-	(91)	-	(1,130)	-	-	-	-
Derivatives	417	-	-	(379)	38	-	-	-	-
Interest-bearing loans and borrowings	381	-	(1,568)	-	(1,187)	-	-	-	-
Employee benefits	(1,221)	-	(213)	-	(1,434)	-	-	-	-
Equity - capital raising costs	(5,492)	-	-	1,328	(4,164)	(5,492)	-	1,328	(4,164)
Provisions	(254)	-	204	-	(50)	-	-	-	-
Other items	222	-	(516)	-	(294)	-	-	-	-
Tax losses carried forward	(2,682)	-	(2,222)	-	(4,904)	-	-	-	-
	20,721	567	(730)	949	21,507	(5,492)	-	1,328	(4,164)

	Consolidated					The Company			
	Balance 1 July 08	Acquired through business combination	Recognised in income	Recognised in equity	Balance 30 June 09	Balance 1 July 08	Recognised in income	Recognised in equity	Balance 30 June 09
Property, plant and equipment	24,859	-	8,214	-	33,073	-	-	-	-
Intangible assets	90	-	(83)	-	7	-	-	-	-
Receivables	(3,916)	-	1,127	-	(2,789)	-	-	-	-
Inventories	13,599	-	(11,852)	-	1,747	-	-	-	-
Payables	(1,130)	-	(275)	-	(1,405)	-	-	-	-
Derivatives	38	-	(369)	(4,554)	(4,885)	-	-	-	-
Interest-bearing loans and borrowings	(1,187)	-	1,364	-	177	-	-	-	-
Employee benefits	(1,434)	-	(325)	-	(1,759)	-	-	-	-
Equity - capital raising costs	(4,164)	-	-	1,344	(2,820)	(4,164)	-	1,344	(2,820)
Provisions	(50)	-	27	-	(23)	-	-	-	-
Other items	(294)	-	294	-	-	-	-	-	-
Tax losses carried forward	(4,904)	-	4,207	-	(697)	-	-	-	-
	21,507	-	2,329	(3,210)	20,626	(4,164)	-	1,344	(2,820)

13 Dividends

(i) Dividends recognised in the current year by the Group are:

2009	Cents per share	Total amount $	Franked/ unfranked	Date of payment
In thousands of AUD				
Final 2008 ordinary	2.5	15,781	Franked	30 September 2008
Interim 2009 ordinary	2.0	12,625	Franked	9 April 2009
Total amount		28,406		

Franked dividends declared or paid during the year were franked at the tax rate of 30 percent.

13 Dividends Cont.

Subsequent to 30 June 2009

After the balance sheet date the following dividends were proposed by the Directors. The dividends have not been provided for. The declaration and subsequent payment of dividends have no income tax consequences.

2009	Cents per share	Total amount $	Franked/ unfranked	Date of payment
In thousands of AUD				
Final 2009 ordinary	2.0	12,625	Franked	30 September 2009
Total amount		12,625		

The financial effect of these dividends has not been brought to account in the financial statements for the financial year ended 30 June 2009 and will be recognised in subsequent financial reports.

Dividends recognised in the prior year by the Group are:

2008	Cents per share	Total amount $	Franked/ unfranked	Date of payment
In thousands of AUD				
Interim 2008 ordinary	2.0	12,625	Franked	4 April 2008
Total amount		12,625		

(ii) Franking account

	The Company	
	2009	2008
	$'000	$'000
Dividend franking account		
30% franking credits available to shareholders of Emeco Holdings Limited for subsequent financial years	48,259	39,181

The above available amounts are based on the balance of the dividend franking account at year-end adjusted for:

(a) franking credits that will arise from the payment of current tax liabilities and recovery of current tax receivables;
(b) franking debits that will arise from the payment of dividends recognised as a liability at the year end;
(c) franking credits that will arise from the receipt of dividends recognised as receivables by the tax consolidated group at the year-end; and
(d) franking credits that the entity may be prevented from distributing in subsequent years.

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends. The impact on the dividend franking account of dividends proposed after the balance sheet date but not recognised as a liability is to reduce it by $5,411,000 (2008: $6,763,000). In accordance with the tax consolidation legislation, the Company as the head entity in the tax-consolidated group has also assumed the benefit of $48,259,000 (2008: $39,181,000) franking credits.

14 Segment reporting

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise interest earnings assets and revenue, interest-bearing loans, borrowings, and expenses, and corporate assets.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

Business Segments

The Group comprises the following main business segments, based on the Group's management reporting system:

Rental	Provides a wide range of earthmoving equipment and maintenance services to customers.
Sales	Sells a wide range of earthmoving equipment to customers in the civil construction and mining industries.
Parts	Procuring and supplying global sourced used and reconditioned parts to external customers and internally to the rental and sales division.

On 1 July 2008 the maintenance segment was consolidated with the rental segment in line with management reports. Comparatives have been restated.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

The Group's business segments operate geographically as follows:

Australia	Rental, sales and parts divisions throughout Australia
Asia	Rental division in Indonesia
North America	Rental, sales and parts divisions throughout North America
Europe	Rental and sales division in The Netherlands

14 Segment reporting Cont.

Business segments	Rental [1]		Sales		Parts		Other		Eliminations		Consolidated	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
External revenues	391,279	372,319	110,225	210,589	26,739	34,949	-	-	-	-	528,243	617,857
Inter segment revenue	1,323	1,235	14,866	33,796	2,117	7,414	-	-	(18,306)	(42,445)	-	-
Total segment revenue	392,602	373,554	125,091	244,385	28,856	42,363	-	-	(18,306)	(42,445)	528,243	617,857
Unallocated revenue											-	-
Total revenue											528,243	617,857
Segment result [2]	87,426	106,917	(20,377)	8,593	697	3,713	-	-	-	-	67,746	119,223
Unallocated revenues and expenses											-	-
Net financing expense											(25,980)	(23,545)
Profit before income tax											41,766	95,678
Income tax expense											(28,497)	(28,149)
Net profit											13,269	67,529
Depreciation and amortisation	101,879	91,914	2,737	1,878	340	438	-	-	-	-	104,956	94,230
Segment Assets	887,492	915,132	158,954	156,329	63,072	72,207	-	-	-	-	1,109,518	1,143,668
Unallocated corporate assets											10,435	23,334
Consolidated total assets											1,119,953	1,167,002
Segment Liabilities	44,937	16,063	8,688	12,891	2,108	1,772	-	-	-	-	55,733	30,726
Unallocated corporate liabilities											381,354	434,540
Consolidated total liabilities											437,087	465,266
Capital expenditure	118,259	197,176	5,039	6,884	939	4,231	-	-	-	-	124,237	208,291

Geographical segments	Australia		Asia		North America		Europe		Consolidated	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Segment Revenue	363,546	459,524	50,483	23,837	96,409	94,917	17,805	39,579	528,243	617,857
Segment Assets	740,722	820,010	128,015	90,937	208,443	219,394	42,773	36,661	1,119,953	1,167,002
Capital expenditure	72,295	113,125	28,351	29,779	22,966	58,162	625	7,225	124,237	208,291

[1] On 1 July 2008 the maintenance segment was consolidated with rental in line with management reports. Comparatives have also been restated. Total maintenance segment revenue, segment result, depreciation and amortisation and capital expenditure were $3.4 million, $0.3 million, $0.2 million and $0.1 million respectively.

[2] The segment result includes significant items such as impairment changes and restructure costs for the rental, sales and parts segments of $7.3 million, $26.9 million and $4.0 million respectively. After excluding the significant items, the segment result for Rental, Sales and Parts would be $94.7 million, $6.5 million and $4.7 million respectively.

15 Cash assets

	Consolidated		The Company	
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000
Cash at bank	10,422	16,804	128	4

16 Trade and other receivables

	Consolidated		The Company	
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000
Current				
Trade receivables	78,852	101,412	-	-
Less: Impairment of receivables	(8,816)	(5,378)	-	-
	70,036	96,034	-	-
Receivables from subsidiaries - tax balances	-	-	25,002	35,623
Other receivables	7,655	7,178	-	-
	77,691	103,212	25,002	35,623
Non-Current				
Other receivables	85	215	-	-
Fair value derivatives	-	361	-	-
Loans to controlled entities	-	-	472,755	511,706
	85	576	472,755	511,706

The Group's exposure to credit and currency risks and impairment losses associated with trade and other receivables are disclosed in note 6.

Intercompany loans

The Group does not charge interest on loans established within the Australian group. Interest is charged on intercompany cross boarder loans at arms length interest rates. Loans are repayable at call but are not expected to be repaid within 12 months with the exception of intercompany tax balances.

17 Prepayments

	Consolidated		The Company	
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000
Tyre prepayments	2,792	4,644	-	-
Other prepayments	2,518	2,367	-	-
	5,310	7,011	-	-

18 Inventories

	Consolidated		The Company	
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000
Equipment and Parts - at cost	113,380	145,446	-	-
Work in progress - at cost	3,362	5,620	-	-
Consumables, spare parts - at cost	4,765	36,262	-	-
Total at cost	121,507	187,328	-	-
Equipment and Parts - at NRV [1]	21,143	-	-	-
Total inventory	142,650	187,328	-	-
Balance at 1 July 2008	187,328	142,075	-	-
Additions	109,250	257,921	-	-
Reclassification of consumables to fixed assets [2]	(26,851)	-	-	-
Impairment loss on inventory [1]	(12,966)	-	-	-
Disposals	(114,111)	(212,668)	-	-
Balance at 30 June 2009	142,650	187,328	-	-

(1) During the year ended 30 June 2009 the write-down of inventories to net realisable value ("NRV") recognised as an expense in the Income Statement amounted to $12,966,000 (2008: $nil).

(2) The Group reclassified the spare parts inventory of tyres and parts stock on hand to property, plant and equipment as they are solely used for the rental fixed assets.

19 Intangible assets

	Consolidated		The Company	
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000
Goodwill				
Carrying amount at the beginning of the year	222,885	221,927	-	-
Acquisition through business combination	-	3,868	-	-
Impairment of goodwill	(12,567)	-	-	-
Effects of movement in foreign exchange	5,015	(2,910)	-	-
	215,333	222,885	-	-
Contract intangibles - at cost	712	712	-	-
Less: Accumulated amortisation	(688)	(623)	-	-
	24	89	-	-
Other intangibles - at cost	1,614	1,388	-	-
Less: Accumulated depreciation	(1,145)	(801)	-	-
	469	587	-	-
Total intangible assets	215,826	223,561	-	-
Movement in contract intangibles				
Carrying amount at the beginning of the year	89	1,000	-	-
Acquisition through business combination	-	-	-	-
Less : Accumulated amortisation	(65)	(911)	-	-
	24	89	-	-

Amortisation and impairment losses

The amortisation charge and impairment of goodwill are recognised in the following line item in the income statement:

	Consolidated		The Company	
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000
Amortisation expense	338	1,117		
Impairment of goodwill	12,567	-	-	-
Total expensed for the year	12,905	1,117	-	-

19 Intangible assets Cont.

Impairment tests for cash generating units contained goodwill

For the purpose of impairment testing, goodwill is allocated to the Group's geographical operating divisions which represents the lowest level within the Group at which the goodwill is monitored for internal management purposes.

The aggregate carrying amounts of goodwill allocated to each unit are as follows:

	Consolidated		The Company	
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000
Australian rental	168,591	168,591	-	-
Canada rental	6,272	5,995	-	-
USA rental	-	1,450	-	-
Asian rental	20,365	17,129	-	-
Total rental	195,228	193,165	-	-
Australian sales	16,376	16,376	-	-
European sales	-	6,323	-	-
Australian parts	3,729	3,729	-	-
USA parts	-	3,292	-	-
	215,333	222,885	-	-

The Group has determined the recoverable amount of its cash generating units ("CGU") using a value in use methodology (2008: fair value less cost to sell). Although a fair value less cost to sell valuation methodology is generally more aligned in the principals adopted by the Group in valuing potential business acquisitions, the change in valuation methodology reflects the fact that there has been little activity in the market during the year in which to compare similar transactions of assets and the associated valuations.

The Group's value in use calculation is based on discounted cash flows for five years plus a terminal value. Real post tax discount rates have been derived as a weighted cost of equity and debt. Cost of equity is calculated using country specific ten year bond rates plus an appropriate market risk premium. The cost of debt is determined using the CGU's functional currencies three year swap rate plus a margin for three year tenure debt of equivalently credit rated businesses at 30 June 2009. The three year swap rates were used as the base rate to reflect the relative illiquidity for longer tenure debt in the current market. The pre-tax discount rates applied were equivalent to post-tax discount rates. The real post tax discount rates for determining the rental CGU's valuations range between 7.0 percent and 13.7 percent. For the future cashflows of each CGU, the Group has revenue growth rates between 1.0 percent and 7.5 percent for the first five years and then applied a 1.0 percent growth rate for the terminal value for all CGU's.

The CGU valuations are sensitive to changes in the discount rate. The Company has further tested those CGU's that were not impaired during the year (refer below) by increasing the discount rate for each of the CGU's by an additional 2.0 percent. The sensitised testing confirmed that no impairment would be recognised under this scenario.

Impairment loss

As a result of the general market downturn the Group's impairment testing at 30 June 2009 resulted in the impairment of the goodwill within the CGU's of USA rental, European sales and USA parts in the amounts of $1,689,000, $6,911,000 and $3,967,000 respectively.

The current year's CGU's were valued using a value in use methodology. The prior years valuations were determined using a fair value less cost to sell methodology. The rationale for the change in methodologies has been noted above.

20 Investments

	Note	Consolidated 2009 $'000	Consolidated 2008 $'000	The Company 2009 $'000	The Company 2008 $'000
Investments in subsidiaries	31	-	-	202,753	162,729

The Company's investment in subsidiaries represents its investment in Emeco (UK) Limited.

21 Property, plant and equipment

	Consolidated 2009 $'000	Consolidated 2008 $'000	The Company 2009 $'000	The Company 2008 $'000
Freehold Land and Buildings - at cost	30,352	23,171	-	-
Less: Accumulated depreciation	(1,450)	(706)	-	-
	28,902	22,465	-	-
Leasehold Improvements - at cost	4,753	4,551	-	-
Less: Accumulated depreciation	(1,726)	(1,180)	-	-
	3,027	3,371	-	-
Plant and Equipment - at cost	846,270	752,064	-	-
Less : Accumulated depreciation	(240,856)	(185,420)	-	-
	605,414	566,644	-	-
Leased Plant and Equipment - at capitalised cost	22,176	19,523	-	-
Less : Accumulated depreciation	(4,251)	(1,980)	-	-
	17,925	17,543	-	-
Furniture, Fixtures and Fittings - at cost	2,002	1,915	-	-
Less : Accumulated depreciation	(724)	(624)	-	-
	1,278	1,291	-	-
Office Equipment - at cost	3,120	2,808	-	-
Less : Accumulated depreciation	(2,062)	(1,639)	-	-
	1,058	1,169	-	-
Motor Vehicles - at cost	6,834	5,970	-	-
Less : Accumulated depreciation	(2,804)	(1,823)	-	-
	4,030	4,147	-	-
Sundry Plant - at cost	12,074	9,041	-	-
Less : Accumulated depreciation	(5,739)	(3,681)	-	-
	6,335	5,360	-	-
Total Property, Plant and Equipment - at net book value	667,969	621,990	-	-

21 Property, plant and equipment Cont.

	Consolidated 2009 $'000	Consolidated 2008 $'000	The Company 2009 $'000	The Company 2008 $'000
Reconciliations				
Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:				
Freehold Land and Buildings				
Carrying amount at the beginning of the year	22,465	8,601	-	-
Additions	6,877	15,207	-	-
Acquisition through entity acquired	-	-	-	-
Disposal	-	(569)	-	-
Depreciation	(802)	(378)	-	-
Effects of movements in foreign exchange	362	(396)	-	-
Carrying amount at the end of the year	28,902	22,465	-	-
Leasehold Improvements				
Carrying amount at the beginning of the year	3,371	2,462	-	-
Additions	109	1,075	-	-
Acquisition through entity acquired	-	323	-	-
Disposals	(3)	-	-	-
Depreciation	(632)	(489)	-	-
Effects of movement in foreign exchange	182	-	-	-
Carrying amount at the end of the year	3,027	3,371	-	-
Plant and Equipment				
Carrying amount at the beginning of the year	566,644	507,550	-	-
Additions	112,874	175,391	-	-
Capital work in progress	2,872	6,116	-	-
Transfer from leased plant and equipment	4,200	9,672	-	-
Reclassification of inventory	26,851	-	-	-
Acquisition through entity acquired	-	110	-	-
Disposals	(17,242)	(30,366)	-	-
Depreciation	(97,679)	(86,961)	-	-
Impairment loss [1]	(6,285)	-	-	-
Effects of movements in foreign exchange	13,179	(14,868)	-	-
Carrying amount at the end of the year	605,414	566,644	-	-
Furniture, Fixtures and Fittings				
Carrying amount at the beginning of the year	1,291	1,108	-	-
Additions	170	176	-	-
Acquisition through entity acquired	-	177	-	-
Disposals	(1)	(6)	-	-
Depreciation	(231)	(164)	-	-
Effects of movement in foreign exchange	49	-	-	-
Carrying amount at the end of the year	1,278	1,291	-	-

(1) The loss was incurred as a result of the impairment of certain small civil construction equipment in the Group's North American fleet due to a decline in construction activity which resulted in significant oversupply.

	Consolidated		The Company	
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000
Office Equipment				
Carrying amount at the beginning of the year	1,169	1,305	-	-
Additions	450	605	-	-
Acquisition through entity acquired	-	-	-	-
Disposals	(21)	(140)	-	-
Depreciation	(620)	(601)	-	-
Effects of movement in foreign exchange	80	-	-	-
Carrying amount at the end of the year	1,058	1,169	-	-
Motor Vehicles				
Carrying amount at the beginning of the year	4,147	6,360	-	-
Additions	1,095	2,638	-	-
Acquisition through entity acquired	-	59	-	-
Disposals	(171)	(3,180)	-	-
Depreciation	(1,297)	(1,661)	-	-
Effects of movement in foreign exchange	256	(69)	-	-
Carrying amount at the end of the year	4,030	4,147	-	-
Sundry Plant				
Carrying amount at the beginning of the year	5,360	4,258	-	-
Additions	2,662	2,813	-	-
Acquisition through entity acquired	-	-	-	-
Disposals	(41)	(17)	-	-
Depreciation	(2,185)	(1,655)	-	-
Effects of movement in foreign exchange	539	(39)	-	-
Carrying amount at the end of the year	6,335	5,360	-	-
Leased Plant and Equipment				
Carrying amount at the beginning of the year	17,543	12,659	-	-
Additions	1,842	17,208	-	-
Transfer to owned plant and equipment	(4,200)	(9,672)	-	-
Depreciation	(1,172)	(1,204)	-	-
Effects of movements in foreign exchange	3,912	(1,448)	-	-
Carrying amount at the end of the year	17,925	17,543	-	-

Security

The Group's assets are subject to a fixed and floating charge under the terms of the syndicated debt facility. Refer to note 23 for further details.

22 Trade and other payables including derivatives

	Consolidated		The Company	
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000
Trade creditors	17,696	18,660	-	-
Other creditors and accruals	23,916	27,512	387	-
Derivatives used for hedging	16,310	-	-	-
Payable to subsidiaries - tax balances	-	-	5,643	3,695
	57,922	46,172	6,030	3,695

The Group's exposure to currency and liquidity risk associated with trade and other payables is disclosed in note 6.

23 Interest bearing liabilities

	Consolidated		The Company	
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000
Current				
Working capital facility	-	-	-	-
Lease liabilities - secured	7,943	6,557	-	-
	7,943	6,557	-	-
Non-Current				
Bank loans - secured	327,575	347,275	-	-
Lease liabilities - secured	6,151	11,408	-	-
Debt raising costs	(3,432)	(617)	-	-
	330,294	358,066	-	-

Bank loans

Under the terms of the Group's syndicated loan facility the banks hold a fixed and floating charge over the assets and undertakings of the Group. The $595.0 million facility was established on 15 August 2008 and has an expiration date of 15 August 2011. Each entity of the consolidated group is a guarantor. The syndicated facility allows for funds to be drawn in Australian, United States, Canadian and Euro dollars. At year end the Group had drawn A$104.0 million, US$84.5 million (A$104.1 million), C$99.2 million (A$105.9 million) and €7.8 million (A$13.6 million) (2008: A$110.2 million, US$86.6 million (A$89.7 million), C$114.8 million (A$118.1 million) and €17.8 million (A$29.2 million).

Working capital facility

The working capital facility is secured under the syndicated facility mentioned above, and has a limit of $35.0 million (2008: $25.0 million). The facility expires on 13 November 2009 and it is the intention that it will be renegotiated for another 12 months.

Other financial liabilities

Under the terms of the syndicated loan facility the Group can enter other permitted indebtedness totalling $100.0 million (2008: $40.0 million). At year end the Group had established finance lease facilities totalling $32.5 million (2008: $36.3 million) which are included within this limit. Assets leased under the facility are secured by the facility.

Company Directory

Directors
Robin Adair
Robert Bishop
Alec Brennan
John Cahill
Laurie Freedman
Peter Johnston

Secretary
Michael Kirkpatrick

Registered Office
Ground Floor, 10 Ord Street
West Perth WA 6005
Telephone: (08) 9420 0222
Facsimile: (08) 9321 1366

Share registry
Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Telephone: 1300 554 474
www.linkmarketservices.com.au

Auditors
KPMG
235 St George's Terrace
Perth WA 6000

Stock Exchange Listing
Emeco Holdings Ltd ordinary shares are listed on the Australian Stock Exchange Ltd.
ASX code: EHL

Photography by James Sallie
Design and artwork by Image 7 Group

20 LARGEST SHAREHOLDERS

The names of the 20 largest holders of the Company's ordinary shares as at 31 August 2009 are:

Name	Shares	%
J P Morgan Nominees Australia Limited	125,136,830	19.82
HSBC Custody Nominees (Australia) Limited	58,630,566	9.29
RBC Dexia Investor Services Australia Nominees Pty Limited	55,120,011	8.73
National Nominees Limited	53,955,900	8.55
UBS Wealth Management Australia Nominees Pty LTD	27,052,283	4.29
ANZ Nominees Limited	25,403,723	4.02
Citicorp Nominees Pty Limited	20,821,228	3.30
Archer Capital 3A Pty Limited	13,154,000	2.08
Archer Capital 3B Pty Limited	13,154,000	2.08
AMP Life Limited	11,811,558	1.87
Pacific Custodians Pty Limited	9,010,000	1.43
Elphinstone Holdings Pty Limited	6,860,000	1.09
UBS Nominees Pty Limited	5,737,065	0.91
Mr Michael Anthony Turner	5,500,000	0.87
Goldking Enterprises Pty Limited	4,995,000	0.79
Merlin Investments BVBA	4,942,000	0.78
Queensland Investment Corporation	4,841,402	0.77
Cogent Nominees Pty Limited	4,281,839	0.68
Linda Dorothy Sauvarin	4,145,998	0.66
G Harvey Nominees Pty Limited	3,661,800	0.58

VOTING RIGHTS OF ORDINARY SHARES

Voting rights of shareholders are governed by the Company's constitution. The Constitution provides that on a show of hands every member present in person or by proxy has one vote and on a poll every member present in person or by proxy has one vote for each fully paid ordinary share held by the member.

Shareholder Information

ANNUAL GENERAL MEETING

The annual general meeting of the Company will be held at the Sydney Hilton Hotel, 488 George Street, Sydney, at 12 noon on Wednesday, 18 November 2009. Shareholders who are unable to attend the meeting are encouraged to complete and return the proxy form that will accompany the Notice of Meeting.

SUBSTANTIAL SHAREHOLDERS

Details regarding substantial holders of the Company's ordinary shares as at 31 August 2009, as disclosed in the substantial holding notices, are as follows:

Name	Shares	%
Franklin Resources Inc and its affiliates	71,479,322	11.32
Maple-Brown Abbott Limited	59,032,971	9.35
Barclays Group	46,228,582	7.33

DISTRIBUTION OF SHAREHOLDERS

As at 31 August 2009, there were 7,681 holders of the Company's ordinary shares. The distribution of shareholders as at 31 August 2009 was as follows:

Size of holding	No. of holders	Number of shares
1-1,000	811	530,315
1,001- 5,000	2,574	7,662,264
5,001-10,000	1,768	13,441,548
10,001-100,000	2,312	61,323,857
100,001 and over	216	548,279,602
Total	**7,681**	**631,237,586**

As at 31 August 2009, the number of shareholders holding less than a marketable parcel of shares is 646.

KPMG

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion

In our opinion:

(a) the financial report of Emeco Holdings Limited is in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the Company's and the Group's financial position as at 30 June 2009 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

(b) the financial report also complies with International Financial Reporting Standards as disclosed in note (2a).

Report on the remuneration report

We have audited the Remuneration Report included in pages 36 to 47 of the Directors' Report for the year ended 30 June 2009. The Directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with Section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with auditing standards.

Auditor's opinion

In our opinion, the remuneration report of Emeco Holdings Limited for the year ended 30 June 2009, complies with Section 300A of the *Corporations Act 2001*.

KPMG

R Gambitta
Partner
Perth
25 August 2009

Independent Auditor's Report

KPMG

Independent auditor's report to the members of Emeco Holdings Limited

Report on the financial report

We have audited the accompanying financial report of Emeco Holdings Limited (the Company), which comprises the balance sheets as at 30 June 2009, and the income statements, statements of recognised income and expense and cash flow statements for the year ended on that date, a description of significant accounting policies and other explanatory notes and the Directors' declaration of the Group comprising the Company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The Directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 2(a), the Directors also state, in accordance with Australian Accounting Standard AASB 101 *Presentation of Financial Statements*, that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial report.

We performed the procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001* and Australian Accounting Standards (including the Australian Accounting Interpretations), a view which is consistent with our understanding of the Company's and the Group's financial position and of their performance.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Directors' Declaration

1. In the opinion of the Directors of Emeco Holdings Limited ("the Company"):

   (a) the financial statements and notes as set out on pages 50 to 110, and Remuneration report in the Directors' report, set out on pages 36 to 47 are in accordance with the *Corporations Act 2001*, including:

      (i) giving a true and fair view of the Company's and the Group's financial position as at 30 June 2009 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

      (ii) complying with Accounting Standards and the Corporations Regulations 2001;

   (b) the financial report also complies with International Financial Reporting Standards as disclosed in note 2(a);

   (c) there are reasonable grounds to believe that the Company is able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that the Company and the group of entities identified in Note 36 will be able to meet any obligation or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those group entities pursuant to ASIC Class Order 98/1418.

3. The Directors have been given the declarations required by Section 295A of the *Corporations Act 2001* from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2009.

Dated at Perth, 25th day of August 2009.

Signed in accordance with a resolution of the Directors:

Laurence Freedman
Managing Director

Robin Adair
Director

36 Deed of cross guarantee Cont.

Balance Sheet

	Consolidated 2009 $'000	Consolidated 2008 $'000
Current Assets		
Cash assets	4,909	12,067
Trade and other receivables	48,283	77,401
Inventories	97,650	134,543
Total current assets	150,842	224,011
Non-current assets		
Trade and other receivables	37,631	60,405
Intangible assets	188,714	188,965
Property, plant and equipment	403,575	398,394
Total non-current assets	629,920	647,764
Total assets	780,762	871,775
Current Liabilities		
Trade and other payables	49,566	70,982
Interest bearing liabilities	2,264	2,001
Provisions	4,427	4,038
Total current liabilities	56,257	77,021
Non-current Liabilities		
Interest bearing liabilities	139,735	169,649
Non interest bearing liabilities	472,754	514,717
Deferred tax liabilities	8,453	15,339
Provisions	761	660
Total non-current liabilities	621,703	700,365
Total liabilities	677,960	777,386
Net assets	102,802	94,389
Equity		
Issued capital	-	-
Reserves	(10,535)	90
Retained earnings	113,337	94,299
Total equity attributable to equity holders of the parent	102,802	94,389

Weighted average number of ordinary shares (diluted)	Consolidated 2009	Consolidated 2008
In thousands of shares		
Weighted average number of ordinary shares at 30 June	631,238	631,238
Effect of conversion of options	-	-
Weighted average number of ordinary shares (diluted) at 30 June	631,238	631,238
Earnings per share		
Basic earnings per share		
In AUD	0.021	0.107
Diluted earnings per share		
In AUD	0.021	0.107

Comparative information

The average market value of the Company's shares for the purpose of calculating the dilutive effect of share options was based on quoted market prices for the period that options were outstanding.

36 Deed of cross guarantee

Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998, the wholly-owned subsidiaries listed below are relieved from the *Corporations Act 2001* requirements for preparation, audit and lodgement of financial reports, and Directors' Report.

It is a condition of the Class Order that the Company and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the *Corporations Act 2001*. If a winding up occurs under other provisions of the Act, the Company will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Company is wound up.

The subsidiaries subject to the Deed entered into during the year are:

- Emeco Pty Ltd
- Emeco International Pty Limited

A consolidated income statement and consolidated balance sheet, comprising the Company and controlled entities which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee, at 30 June 2009 is set out as follows:

Summarised income statement and retained profits

	Consolidated 2009 $'000	Consolidated 2008 $'000
Profit before tax	70,765	87,566
Income tax expense	(21,027)	(26,360)
Profit after tax	49,738	61,206
Retained profits at beginning of year	94,299	66,693
Dividends paid during the year	(30,700)	(33,600)
Retained profits at end of year	113,337	94,299
Attributable to:		
Equity holders of the Company	113,337	94,299
Profit for the period	49,738	61,206

33 Non key management personnel disclosures

The classes of non key management personnel are:

- subsidiaries (Note 31)

	Consolidated		The Company	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Transactions				
The aggregate amounts included in the profit before income tax expense that resulted from transactions with non director related parties are:				
Dividends	-	-	30,700	33,600
Aggregate amount of other transactions with non director related parties:				
Loan advances to:				
Subsidiaries	-	-	472,755	511,706

Subsidiaries

Loans are made between wholly owned subsidiaries of the Group for capital purchases. Loans outstanding between the different wholly owned entities of the Company have no fixed date of repayment. Loans made between subsidiaries within a common taxable jurisdiction are interest free. Cross border subsidiary loans are charged at LIBOR plus a relevant arms length mark up.

Ultimate parent entity

Emeco Holdings Limited is the ultimate parent entity of the Group.

34 Subsequent events

Subsequent to 30 June 2009 the Company declared a 2.0 cent fully franked dividend payable 30 September 2009.

35 Earnings per share

Basic earnings per share

The calculation of basic earnings per share at 30 June 2009 was based on the profit attributable to ordinary shareholders of $13,269,000 (2008: $67,529,000) and a weighted average number of ordinary shares outstanding for the year ended 30 June 2009 of 631,237,586 (2008: 631,237,586).

Weighted average number of ordinary shares	Consolidated 2009	Consolidated 2008
In thousands of shares		
Issued ordinary shares at 1 July	631,238	631,238
Effect of shares issued during the year	-	-
Effect of conversion of performance shares	-	-
Effect of 2:1 share split	-	-
Weighted average number of ordinary shares at 30 June	631,238	631,238

Diluted earnings per share

The calculation of diluted earnings per share at 30 June 2009 was based on profit attributable to ordinary shareholders of $13,269,000 (2008: $67,529,000) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2009 of 631,238,000 (2008: 631,238,000). Options are considered potential ordinary shares and have been included in the dilutive earnings per share.

2008	Held at July 2007 Ordinary Shares	Purchases	Sales	Held at 30 June 2008 Ordinary Shares
Directors				
L C Freedman	18,000,000	1,000,000	-	19,000,000
R L C Adair	6,000,000	100,000	-	6,100,000
G J Minton	161,267	200,000	-	361,267
P J McCullagh	184,907	31,800	-	216,707
A N Brennan	1,031,420	350,000	-	1,381,420
P B Johnston	20,000	80,000	-	100,000
Executives				
D O Tilbrook	5,500,000	-	(2,200,000)	3,300,000
M A Turner	5,500,000	-	-	5,500,000
S G Gobby	-	50,000	-	50,000
I M Testrow	186,368	-	-	186,368
H A Christie-Johnston	-	150,000	-	150,000

Loans

Other than the loan issued under the management incentive share plan no specified director or executive has entered into any loan arrangements with the Group.

Other key management personnel transactions

A number of key management persons, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.

A number of these entities transacted with the Company or its subsidiaries in the reporting period. The terms and conditions of the transactions with management persons and their related parties were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-director related entities on an arm's length basis.

The aggregate amount recognised during the year related to key management personnel and their related parties were as follows:

			Transaction value year ended 30 June		Balance outstanding as at 30 June	
		Note	2009	2008	2009	2008
			$'000	$'000	$'000	$'000
Key management person and their related parties	**Transaction**					
Mr M A Turner Mr D O Tilbrook - Ivy Street Unit Trust	Rental of 510 Great Eastern Highway	(1)	245	245	-	-

(1) The Group rents its premises at 510 Great Eastern Highway, Redcliffe in Western Australia from Demol Investments Pty Ltd as trustee of the Ivy Street Unit Trust ("Trust") for an annual consideration of $243,419. The price was negotiated on an arms length basis. Two of the Group's key management personnel, Mr David Tilbrook and Mr Michael Turner, hold units in the Trust and each of them has a significant influence over the Trust.

32 Key management personnel disclosure Cont.

Options over equity instruments granted as compensation under a share option programme

During the prior year options were issued to Mr L C Freedman and Mr R L C Adair following the successful completion of the Company's IPO, the term of which are disclosed in the Remuneration report. The movement during the reporting year in the number of options held, directly, indirectly or beneficially, by each key management person, including their related parties is as follows:

2009	Held at 1 July 2008	Granted as compensation	Exercised	Options* Forfeited	Other Changes	Held at 30 June 2009	Vested during the year	Vested and exercisable at 30 June 2009
Directors & Executives								
L C Freedman	4,800,000	-	-	(1,600,000)	-	3,200,000	-	1,600,000
R L C Adair	1,600,000	-	-	(533,333)	-	1,066,667	-	533,333

2008	Held at 1 July 2007	Granted as compensation	Exercised	Options Forfeited	Other Changes	Held at 30 June 2008	Vested during the year	Vested and exercisable at 30 June 2008
Directors & Executives								
L C Freedman	4,800,000	-	-	-	-	4,800,000	-	1,600,000
R L C Adair	1,600,000	-	-	-	-	1,600,000	-	533,333

* On the 26 August 2009 Mr Freedman will forfeit 1,600,000 options and Mr Adair will forfeit 533,333 options. These forfeitures will occur because, under the terms of the Options Plan, the Company's earnings per share target for the year ended 30 June 2009 was not achieved. For further details, see page 38 of this report.

Equity holdings and transactions

The shares in the Company held, directly, indirectly or beneficially, by each key management person, including their personally-related entities at year end, is as follows. Directors or executives with no holdings are not included in these tables.

2009	Held at 1 July 2008 Ordinary Shares [1]	Purchases	Sales	Held at 30 June 2009 Ordinary Shares [1]
Directors				
L C Freedman	19,000,000	1,000,000	-	20,000,000
R L C Adair	6,100,000	200,000	-	6,300,000
G J Minton	361,267	-	-	361,267
P J McCullagh	216,707	-	144,422	72,285
A N Brennan	1,381,420	200,280	-	1,581,700
P B Johnston	100,000	-	-	100,000
J R Cahill	-	120,000	-	120,000
R P Bishop	-	-	-	-
Executives				
D O Tilbrook	3,300,000	-	-	3,300,000
M A Turner	5,500,000	-	-	5,500,000
S G Gobby	50,000	293,000	-	343,000
I M Testrow	186,368	-	186,368	-
H A Christie-Johnston	150,000	200,000	50,000	300,000
M R Kirkpatrick	73,000	20,000	-	93,000
A G Halls	4,000	16,773	5,000	15,773

[1] Total does not include shares held under the Company's share plans.

The movement during the reporting year in the number of shares issued under the management incentive share plan and the long term incentive plan in the Company held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows. Directors or executives with no holdings are not included in the following tables.

2009	Held at 1 July 2008	Granted as compensation [3]	Exercised	Forfeited/ lapsed	Held at 30 June 2009 [1]	Vested during the year	Vested at 30 June 2009
Directors & Executives							
Alec Brennan	500,000	-	-	-	500,000	-	500,000
Michael Bourke	700,000	-	-	(700,000)	-	-	-
Anthony Carr	600,000	-	-	(600,000)	-	-	-
Hamish Christie-Johnston	500,000	495,495	-	-	995,495	-	-
Stephen Gobby	150,000	731,982	-	-	881,982	-	-
David Tilbrook	100,000	684,685	-	-	784,685	-	-
Michael Turner	100,000	585,586	-	-	685,586	-	-
Ian Testrow	400,000	540,541	-	-	940,541	-	-
Greg Graham	400,000	-	-	(400,000)	-	-	-
Michael Kirkpatrick	200,000	450,450	-	-	650,450	-	-
Anthony Halls	-	162,162	-	-	162,162	-	-

2008	Held at 1 July 2007 [2]	Granted as compensation [3]	Exercised	Forfeited/ lapsed	Held at 30 June 2008	Vested during the year	Vested at 30 June 2008
Directors & Executives							
Alec Brennan	500,000	-	-	-	500,000	-	500,000
Michael Bourke	600,000	100,000	-	-	700,000	-	-
Anthony Carr	500,000	100,000	-	-	600,000	-	-
Hamish Christie-Johnston	-	500,000	-	-	500,000	-	-
Stephen Gobby	-	150,000	-	-	150,000	-	-
David Tilbrook	-	100,000	-	-	100,000	-	-
Michael Turner	-	100,000	-	-	100,000	-	-
Ian Testrow	300,000	100,000	-	-	400,000	-	-
Greg Graham	300,000	100,000	-	-	400,000	-	-

No shares held by key management personnel have vested under the Management Incentive Share Plan and are therefore not included in issued capital.

[1] Included in this balance of equity instruments Messrs Brennan, Christie-Johnston and Kirkpatrick held MISP shares at 30 June 2009 of 500,000, 500,000 and 150,000 respectively.

[2] All shares held by key management personnel at 1 July 2007 were held under the Company's MISP.

[3] Equity instruments granted to Hamish Christie-Johnston during 2008 were issued under the Company's MISP. All other equity instruments issued to key management personnel during 2008 and 2009 were issued under the Company's LTIP.

32 Key management personnel disclosure Cont.

Key management personnel compensation

The key management personnel compensation is as follows:

	Consolidated		The Company	
	2009	2008	2009	2008
In AUD				
Short-term employee benefits	5,560,746	4,884,734	-	-
Other long term benefits	-	-	-	-
Post-employment benefits	443,566	375,250	-	-
Termination benefits	-	-	-	-
Equity compensation benefits	(1,601)	274,119	-	-
	6,002,711	5,534,103	-	-

Remuneration of key management personnel by the Group

The compensation disclosed above represents an allocation of the key management personnel's compensation from the Group in relation to their services rendered to the Company.

Individual Directors and Executives compensation disclosures

Information regarding individual Directors and executives compensation and some equity instruments disclosures as required by Corporations Regulations 2M.3.03 and 2M.6.04 are provided in the Remuneration Report section of the Directors' Report on pages 36 to 47.

Apart from the details disclosed in this note, no Director has entered into a material contract with the Company or the Group since the end of the previous financial year and there were no material contracts involving Directors' interests existing at year-end.

Equity Instruments
Shares and rights over equity instruments granted as compensation under management incentive share plan

The Company has an ongoing Management Incentive Share Plan in which shares have been granted to certain directors and employees of the Company. The shares vest over a five year period and are accounted for as an option in accordance with AASB 2 *Share Based Payments.* The Company has provided a ten year interest free loan to facilitate the purchase of the Shares under the management incentive share plan.

Shares and rights over equity instruments granted as compensation under long term incentive plan

The Company has an ongoing long term incentive plan in which shares have been granted to certain employees of the Company. The shares vest after three years depending upon the Company's total shareholder return ranking against a peer group of 98 Companies. The shares have been accounted for as an option in accordance with AASB 2 *Share Based Payments.*

In thousands of AUD	Recognised value	Fair value adjustment	Carrying amounts
Cash and cash equivalents	274	-	274
Property, plant and equipment	669	-	669
Inventories	2,978	1,435	1,543
Trade and other receivables	919	-	919
Interest bearing loans and borrowings	(2,317)	-	(2,317)
Trade and other creditors	(83)	-	(83)
Deferred tax liability	(567)	(529)	(38)
Net identifiable assets and liabilities	1,873	906	967
Goodwill on acquisition	3,238		
Total consideration	5,111		
Consideration paid, satisfied in cash (cash outflow)	5,111		
Cash (acquired)	(274)		
Net cash outflow	4,837		

32 Key management personnel disclosure

The following were key management personnel of the Group at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period.

Non-Executive Directors
A N Brennan (Chairperson)
P B Johnston
J R Cahill (appointed 15 September 2008)
P J McCullagh (resigned 12 November 2008)
R P Bishop (appointed 22 June 2009)
G J Minton (resigned 25 June 2009)

Executives Directors
L C Freedman (Managing Director)
R L C Adair (Executive Director Corporate Strategy and Business Development)

Executives
S G Gobby (Chief Financial Officer)
C A Moseley (President Emeco USA)
D O Tilbrook (Executive General Manager Western Region Rental)
H A Christie-Johnston (General Manager Southern Region Rental & Australian Sales)
M A Turner (General Manager Global Asset Group)
M R Kirkpatrick (General Manager Corporate Services appointed 2 September 2008)
G P Graham (Managing Director Europe resigned 31 January 2009)
I M Testrow (General Manager Northern Region Rental until 31 March 2009, appointed President Emeco Canada Ltd 1 April 2009)
A G Halls (General Manager Northern Region Rental appointed 1 April 2009)
M J Bourke (President Emeco Canada Ltd resigned 9 April 2009)

31 Controlled entities

(a) Particulars in relation to controlled entities

	Note	Country of Incorporation	Ownership Interest 2009 %	2008 %
Parent entity				
Emeco Holdings Limited				
Controlled entities				
Emeco Pty Limited		Australia	100	100
Emeco International Pty Limited		Australia	100	100
Emeco Sales Pty Ltd		Australia	100	100
Emeco Parts Pty Ltd		Australia	100	100
Emeco (UK) Limited	(i)	United Kingdom	100	100
Emeco Equipment (USA) LLC	(ii)	United States	100	100
Wildcat Tractor Company LLC	(iii)	United States	100	100
PT Prima Traktor IndoNusa (PTI)	(iv)	Indonesia	100	100
Emeco International Europe BV	(v)	Netherlands	100	100
Emeco Europe BV	(v)	Netherlands	100	100
Euro Machinery BV	(vi)	Netherlands	100	100
Emeco Canada Ltd	(vii)	Canada	100	100

Notes

(i) Emeco (UK) Limited was incorporated in and carries on business in the United Kingdom. Emeco (UK) Limited is the parent entity of Emeco Equipment (USA) LLC, PT Prima Traktor IndoNusa ("PTI"), Emeco International Europe BV and Emeco Canada Limited.

(ii) Emeco Equipment (USA) LLC was incorporated in and carries on business in the United States.

(iii) Wildcat Tractor Company LLC was acquired by Emeco Equipment (USA) LLC on 4 January 2008 and is incorporated in and carries on business in the United States.

(iv) PT Prima Traktor IndoNusa was incorporated in and carries on business in Indonesia.

(v) Emeco International Europe BV and Emeco Europe BV were incorporated in and carries on business in the Netherlands. Emeco International Europe BV is the parent entity of Emeco Europe BV, and Euro Machinery BV.

(vi) Euro Machinery BV was acquired on 4 January 2007 and carries on business in the Netherlands.

(vii) Emeco Canada Ltd was incorporated and carries on business in Canada. On 2 August 2005 Emeco Canada Ltd acquired River Valley Equipment Company Ltd, which operates within Emeco Canada Ltd.

(b) Acquisition of entities in the current year

There was no acquisition of entities this financial year.

(c) Acquisition of entities in the prior year

On 4 January 2008, Emeco Equipment (USA) LLC, a subsidiary of the Company acquired the business of Wildcat Tractor Company Inc, a parts business based in London, Kentucky USA. The consideration paid was US$4,500,000 (A$5,111,000). Subsequent to acquisition the business changed its name to Wildcat Tractor Company LLC. From the date of acquisition to 30 June 2008 the subsidiary contributed a net profit after tax of $526,000.

(ii) Reconciliation of net profit to net cash provided by operating activities

	Note	Consolidated 2009 $'000	Consolidated 2008 $'000	The Company 2009 $'000	The Company 2008 $'000
Net profit		13,269	67,529	29,439	32,648
Add/(less) items classified as investing/financing activities:					
Net profit on sale of non-current assets		(3,858)	(9,476)	-	-
Add/(less) non-cash items:					
Amortisation		338	1,117	-	-
Depreciation		104,618	93,113	-	-
Amortisation of borrowing costs		1,614	295	-	-
Loss on ineffective hedge		1,231	-	-	-
Unrealised foreign exchange (gain)/loss		754	502	-	-
Impairment losses on property, plant & equipment		6,502	-	-	-
Impairment losses on inventory		12,966	-	-	-
Impairment of goodwill		12,567	-	-	-
Cost of sales equipment on rent		6,968	8,294	-	-
Derecognition of previously recognised deferred tax asset		(6,977)	-	-	-
Equity settled share based payments		353	451	265	335
(Decrease)/increase in income taxes payable		(9,593)	13,571	(10,476)	6,871
(Decrease)/increase in deferred taxes		2,881	(1,105)	-	-
Net cash provided by operating activities before change in assets liabilities adjusted for assets and liabilities acquired		143,633	174,291	19,228	39,854
(Increase)/decrease in trade and other receivables		31,074	(14,591)	(24,643)	(5,166)
(Increase)/decrease in inventories		16,087	(2,197)	-	-
Increase/(decrease) in payables		(17,897)	(4,943)	2,335	(14,086)
Increase/(decrease) in provisions		2,538	1,031	-	-
Net cash provided by operating activities		175,435	153,591	(3,080)	20,602

(iii) Non-cash investing and financing activities

During the year there were $1.8 million in acquisitions of plant and equipment by means of finance lease (2008: $17.2 million). Finance lease acquisitions are not reflected in the cash flow statements.

28 Commitments

(a) Operating Lease Commitments

	Consolidated		The Company	
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000
Future non-cancellable operating leases not provided for in the financial statements and payable:				
Within one year	6,086	6,208	-	-
One year or later but not later than five years	11,763	11,736	-	-
Later than five years	4,963	924	-	-
	22,812	18,868	-	-

The Group leases the majority of their operating premises. The terms of the tenure are negotiated in conjunction with the Group's in-house and external advisors and is dependent upon market forces.

During the financial year the Group recognised an expense in the income statement in respect to operating leases of $9,359,000 (2008: $11,642,000).

(b) Capital Commitments

The Group has entered into commitments with certain suppliers for purchases of fixed assets, primarily rental fleet assets, in the amount of $10,071,000 (2008: $49,108,000) payable within one year.

29 Contingent Liabilities

Details of contingent liabilities where the probability of future payments/receipts is not considered remote as set out below, as well as details of contingent liabilities, which although considered remote, the directors consider should be disclosed.

Guarantees

The Group has guaranteed the repayments of $342,500 (2008: $381,250) with varying expiry dates out to 30 June 2013.

30 Notes to the statements of cash flows

(i) Reconciliation of Cash

For the purposes of the statements of cash flow, cash includes cash on hand and at bank and short term deposits at call, net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

		Consolidated		The Company	
	Note	2009	2008	2009	2008
		$'000	$'000	$'000	$'000
Cash assets	15	10,422	16,804	128	4

Company	Issued capital	Share based payment reserve	Reserve of own shares	Retained earnings	2008 Total equity
In thousands of AUD					
Balance at 1 July 2007	685,165	1,023	-	(3,525)	682,663
Total recognised income and expense	-	-	-	32,648	32,648
Dividend paid	-	-	-	(28,194)	(28,194)
Share based payments	-	451	-	-	451
Shares issued (net of expenses) [1]	(283)	-	-	-	(283)
Own shares acquired by employee share plan trust	-	-	(985)	-	(985)
Balance at 30 June 2008	684,882	1,474	(985)	929	686,300

Company	Issued capital	Share based payment reserve	Reserve of own shares	Retained earnings	2009 Total equity
In thousands of AUD					
Balance at 1 July 2008	684,882	1,474	(985)	929	686,300
Total recognised income and expense	-	-	-	29,439	29,439
Dividend paid	199 [3]	-	-	(28,406)	(28,210)
Dividend paid in prior period for MISP holders [2]	264	-	-	(264)	-
Share based payments	-	358	-	-	358
Shares issued (net of expenses) [1]	12	-	-	-	12
Own shares acquired by employee share plan trust	-	-	(2,885)	-	(2,885)
Balance at 30 June 2009	685,357	1,832	(3,870)	1,698	685,014

[1] Costs incurred as a result of the Company's Initial Public Offering settled during 2008/2009.

[2] Dividend payments for prior periods which were not allocated from retained earnings to payment of shares loans under the Company's MISP (refer to note 3(j)(v)(d)).

[3] Dividend payment to MISP holders allocated to the payment of share loans (refer to note 3(j)(v)(d)).

Reserve of own shares

The reserve of own shares comprises of shares purchased on market to satisfy the vesting of shares and rights under the LTIP. Shares that are forfeited under the Company's MISP due to employees not meeting the service vesting requirement are transferred to the reserve.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Share based payment reserve

The share based payment reserve comprises the expenses incurred from the issue of the Company's securities under its employee share/option plans (refer to note 3(j)(v)).

27 Share capital and contributed equity Cont.

Reconciliation of movement in capital and reserves attributable to equity holders of the parent

Consolidated	Issued capital	Share based payment reserve	Hedging reserve	Foreign currency translation reserve	Reserve for own share	Retained earnings	Total 2008
In thousands of AUD							
Balance at 1 July 2007	609,278	1,023	915	(7,935)	-	69,598	672,879
Total recognised income and expense	-	-	(825)	(8,836)	-	67,529	57,868
Dividend paid during the year	-	-	-	-	-	(28,194)	(28,194)
Shares issued (net of expenses) [1]	(283)	-	-	-	-	-	(283)
Share based payments	-	451	-	-	-	-	451
Own shares acquired by employee share plan trust	-	-	-	-	(985)	-	(985)
Balance at 30 June 2008	608,995	1,474	90	(16,771)	(985)	108,933	701,736

Consolidated	Issued capital	Share based payment reserve	Hedging reserve	Foreign currency translation reserve	Reserve for own share	Retained earnings	Total 2009
In thousands of AUD							
Balance at 1 July 2008	608,995	1,474	90	(16,771)	(985)	108,933	701,736
Total recognised income and expense	-	-	(10,626)	9,209	-	13,269	11,852
Dividend paid during the year	199 [3]	-	-	-	-	(28,406)	(28,210)
Dividend paid in prior period for MISP holders [2]	264	-	-	-	-	(264)	-
Shares issued (net of expenses) [1]	12	-	-	-	-	-	12
Share based payments	-	358	-	-	-	-	358
Own shares acquired by employee share plan trust	-	-	-	-	(2,885)	-	(2,885)
Balance at 30 June 2009	609,470	1,832	(10,536)	(7,562)	(3,870)	93,532	682,863

(1) Costs incurred as a result of the Company's Initial Public Offering settled during 2008/2009.

(2) Dividend payments for prior periods which were not allocated from retained earnings to payment of shares loans under the Company's MISP (refer to note 3(j)(v)(d)).

(3) Dividend payment to MISP holders allocated to the payment of share loans (refer to note 3(j)(v)(d)).

Employee expenses

	Consolidated		Company	
	2009	2008	2009	2008
In AUD				
Performance shares/rights [1]	716,899	257,045	-	-
Options	(295,334)	4,660	-	-
MISP	(63,524)	195,495	-	-
Total expense recognised as employee costs [2]	358,041	457,200	-	-
Total intrinsic value of liability for vested MISP benefits	-	$230,000	-	-
Total intrinsic value for vested options	-	-	-	-

[1] At year end no performance shares or rights had vested.

[2] Included in share based employee expenses for the year is the write back of prior year share based employee expenses as a result of the shares, rights or options being forfeited during the year because the employee does not meet the required performance hurdles or service requirements.

27 Share capital and contributed equity

	Consolidated		The Company	
	2009	2008	2009	2008
Share capital	$'000	$'000	$'000	$'000
631,237,586 (2008: 631,237,586) ordinary shares, fully paid and unpaid	685,357	684,882	685,357	684,882
Acquisition reserve	(75,887)	(75,887)	-	-
	609,470	608,995	685,357	684,882

Share options

On 4 August 2006 the Company issued 6,400,000 options over ordinary shares under an Employee Incentive Plan. These options had a fair value at grant date of $1.2 million and will be recognised over the vesting period of the options.

Terms and conditions

Ordinary shares

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of the Company, the ordinary shareholder ranks after all other creditors are fully entitled to any proceeds of liquidation.

26 Share-based payments Cont.

Grant date / employees entitled	Number of Instruments	Vesting conditions	Contractual life of MISP
MISP 2006	1,690,000	Service requirement. Partial vesting entitlement after 2 years with full vesting after 5 years.	10 years
MISP 2007	1,120,000	Service requirement. Partial vesting entitlement after 2 years with full vesting after 5 years.	10 years
MISP 2008	560,000	Service requirement. Partial vesting entitlement after 2 years with full vesting after 5 years.	10 years
	3,370,000		

The number and weighted average exercised prices of MISPs are as follows:

	Weighted average exercise price 2009	Number of MISP 2009	Weighted average exercise price 2008	Number of MISP 2008
Outstanding at 1 July	$0.80	4,770,000	$0.79	4,850,000
Forfeited during the period	$0.97	(1,400,000)	$0.71	(640,000)
Exercised during the period	-	-	-	-
Granted during the period	-	-	$0.79	560,000
Outstanding at 30 June	$0.72	3,370,000	$0.80	4,770,000
Exercisable at 30 June [1]	-	-	-	-

[1] While satisfying the service requirements under the MISP, the shares are not considered exercisable until the full vesting period has been satisfied.

The fair value of services received in return for the performance shares and rights issued during the year are based on the fair value of the LTIPs granted, measured using the Monte Carlo share price simulation model with the following inputs.

	Key management personnel 2009	Key management personnel 2008	Senior employees 2009	Senior employees 2008
Fair value of performance shares/rights at grant date				
Share price	$0.40 - $0.85	$1.57	$0.40 - $0.85	$1.57
Exercise price	$Nil	$Nil	$Nil	$Nil
Expected volatility (weighted average volatility)	50%	30%	50%	30%
Option life (expected weighted average life)	4 years	4 years	4 years	4 years
Expected dividends	5.2%	4.0%	5.2%	4.0%
Risk-free interest rate (based on government bonds)	4.5%	6.6%	4.5%	6.6%

Grant date / employees entitled	Number of Instruments 30 June 2009	Vesting conditions	Contractual life of performance shares/rights
Performance shares/rights 2007	990,000	**3 years service TSR ranking to a basket of direct and indirect peers of 98 listed companies. 50 percent entitlement for a 50.1 percent ranking within TSR group. Pro rata entitlement up to 100 percent vesting for a ranking of 75 percent better to TSR group.**	**5 years**
Performance shares/rights 2008	9,819,790	**3 years service TSR ranking to a basket of direct and indirect peers of 98 listed companies. 50 percent entitlement for a 50.1 percent ranking within TSR group. Pro rata entitlement up to 100 percent vesting for a ranking of 75 percent better to TSR group**	**5 years**
Total performance shares/rights	10,809,790		

The movement of performance shares and performance rights on issue during the year were as follows:

	Number of performance shares/rights 2009	Number of performance shares/rights 2008
Outstanding at 1 July	1,290,000	-
Forfeited during the period	(300,000)	-
Exercised during the period	-	-
Granted during the period	9,819,790	1,290,000
Outstanding at 30 June	10,809,790	1,290,000
Exercisable at 30 June	-	-

Grant date / employees entitled	Number of Instruments	Vesting conditions	Contractual life of options
Option grant to executive directors on 4 August 2006	4,266,667	Achievement of forecast prospectus NPAT 2006. 10 percent compounding growth in NPAT for 2 years there after. Options vest equally over 3 years upon satisfying each hurdle	5 years
	4,266,667		

The number and weighted average exercised prices of share options are as follows:

	Weighted average exercise price 2009	Number of options 2009	Weighted average exercise price 2008	Number of options 2008
Outstanding at 1 July	$1.92	6,400,000	$1.92	6,400,000
Forfeited during the period	$1.92	(2,133,333)	-	-
Exercised during the period	-	-	-	-
Granted during the period	-	-	-	-
Outstanding at 30 June	$1.92	4,266,667	$1.92	6,400,000
Exercisable at 30 June	$1.92	2,133,333	$1.92	2,133,333

25 Provisions

	Consolidated		The Company	
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000
Current				
Employee benefits:				
- annual leave	4,597	4,087	-	-
- long service leave	486	422	-	-
Restructuring	1,908	-	-	-
	6,991	4,509	-	-
Non-Current				
Employee benefits - long service leave	792	682	-	-

Defined contribution superannuation funds

The Group makes contributions to defined contribution superannuation funds. The expense recognised for the year was $3,446,000 (2008: $3,099,000).

Restructuring

During the year ended 30 June 2009 a provision of $1.9 million was made to cover the costs associated with restructuring and downsizing the operations of the European subsidiaries. Estimated restructuring costs mainly include employee termination benefits and contract termination costs and associated legal fees. This is based on a detailed plan approved by the board and communicated to management and employee representatives.

26 Share-based payments

During the year the Company issued performance shares and performance rights to key management personnel and senior employees of the Group under its LTIP (refer to note 3j(v)).

During the prior year LTIP performance shares and rights were also issued under similar terms and conditions and priced relative to the time of issue.

Prior to establishing the L[illegible]
MISP (refer to note 3j(v)).

Only the Company's execu[illegible]
been disclosed in note 32.

Performance shares, perf[illegible]

Finance lease liabilities

Finance lease liabilities of the Group are payable as follows:

Consolidated	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
	2009	2009	2009	2008	2008	2008
In thousands of AUD						
Less than one year	8,350	(407)	7,943	7,471	(914)	6,557
Between one and five years	6,290	(139)	6,151	12,010	(602)	11,408
More than five years	-	-	-	-	-	-
	14,640	(546)	14,094	19,481	(1,516)	17,965

The Company has no finance lease liabilities.

The Group leases plant and equipment under finance leases. The Group's lease liabilities are secured by the leased assets of $17,925,000 (2008: $17,543,000). In the event of default, the leased assets revert to the lessor.

24 Financing arrangements

	Consolidated		The Company	
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000
The Group has the ability to access the following lines of credit:				
Total facilities available:				
Bank loans	595,000	490,000	-	-
Finance leases	32,492	36,258	-	-
Working capital	35,000	25,000	-	-
	662,492	551,258	-	-
Facilities utilised at reporting date:				
Bank loans	327,575	347,275	-	-
Finance leases	14,094	17,965	-	-
Working capital	-	-	-	-
	341,669	365,240	-	-
Facilities not utilised or established at reporting date:				
Bank loans	267,425	142,725	-	-
Finance leases	18,398	18,293	-	-
Working capital	35,000	25,000	-	-
	320,823	186,018	-	-



Emeco

www.emecogroup.com

Exemption File No. 82-35011


174
Emeco
789C
789

Emeco

Emeco Holdings Limited

Notice of Annual General Meeting

The annual general meeting of Emeco Holdings Limited
will be held at the Sydney Hilton Hotel
488 George Street, Sydney, NSW
on Wednesday 18 November 2009
commencing at 12 noon

Emeco Holdings Limited (ACN 112 188 815)



Exemption File No. 82-35011

NOTICE OF ANNUAL GENERAL MEETING 2009

The Annual General Meeting of the shareholders of Emeco Holdings Limited (**Company**) will be held at the Sydney Hilton Hotel, 488 George Street, Sydney on Wednesday 18 November 2009 commencing at 12 noon. Registrations will commence at 11.00am.

Business

1. CONSIDERATION OF REPORTS

To receive and consider the Financial Report, the Directors' Report and the Independent Audit Report of the Company for the financial year ended 30 June 2009.

2. QUESTIONS AND COMMENTS

Shareholders will be given a reasonable opportunity to ask questions about or comment on the management and audit of the Company.

3. ITEMS FOR APPROVAL

Resolution 1: Election of Mr Robert Bishop

To consider and, if thought fit, to pass the following as an ordinary resolution:

> *"That Mr Robert Bishop, who will be retiring by rotation at the close of the meeting in accordance with the Company's constitution, is elected as a Non-Executive Director of the Company."*

Resolution 2: Election of Mr Peter Johnston

To consider and, if thought fit, to pass the following as an ordinary resolution:

> *"That Mr Peter Johnston, who will be retiring by rotation at the close of the meeting in accordance with the Company's constitution, is elected as a Non-Executive Director of the Company."*

Resolution 3: Adoption of Remuneration Report

To consider and, if thought fit, to pass the following as an advisory resolution of shareholders of the Company:

> *"That the Remuneration Report for the financial year ended 30 June 2009 is adopted."*

The Remuneration Report forms part of the Directors' Report (included in the Company's 2009 Annual Report to shareholders at pages 36 to 47).

Information For Shareholders

AVAILABILITY OF THE ANNUAL REPORT

For those shareholders who have not elected to receive a printed copy, the Annual Report comprising the Financial Report, the Directors' Report and the Independent Audit Report of the Company for the financial year ended 30 June 2009 is available online on the Company's website at **www.emecogroup.com/view/investors-centre/annual-reports/**

DETERMINATION OF ENTITLEMENT TO VOTE

You will be entitled to attend and vote at the Meeting if you are registered as a holder of the Company's shares as at 7.00pm (Sydney time) on Monday, 16 November 2009. If you are not registered as a holder of the Company's shares as at this time, you will not be entitled to attend or vote at the Meeting as a shareholder.

PROXIES

Appointing a proxy

If you are a shareholder entitled to attend and vote, you are entitled to appoint a proxy. Shareholders can appoint a body corporate as well as an individual as their proxy. A shareholder who is entitled to attend and cast a vote at the Meeting may appoint not more than two other persons as that shareholder's proxy or proxies and may specify the proportion or the number of votes each proxy is appointed to exercise. If the shareholder does not specify the proportion or number of votes to be exercised by each proxy, each proxy may exercise half of the shareholder's votes.

A proxy need not be a shareholder of the Company.

A proxy form and the original power of attorney (if any) under which the proxy form is signed (or a certified copy of that power of attorney or other authority) must be received by the Company at least 48 hours before the time for holding the Meeting.

Lodging your proxy form

You can lodge your completed proxy form by:

- mailing it to Link Market Services using the reply paid envelope; or
- posting it to Locked Bag A14, Sydney South, Sydney NSW 1235; or
- lodging it online at Link Market Services' website, www.linkmarketservices.com.au. You will be taken to have signed your proxy form if you lodge it in accordance with the instructions on the website; or
- faxing it to (02) 9287 0309 or to +61 2 9287 0309 (from outside Australia); or
- hand deliver it to Level 12, 680 George Street, Sydney NSW 2000.

Your completed proxy form (and any necessary supporting documentation) must be received by Link Market Services by no later than 12 noon (Sydney time) on Monday, 16 November 2009.

If the proxy form is signed by an attorney, the original power of attorney under which the proxy form was signed (or a certified copy) must also be received by Link Market Services by no later than 12 noon (Sydney time) on Monday, 16 November 2009 unless it has previously been provided to Link Market Services.

A proxy form accompanies this Notice of Meeting. Additional proxy forms will be supplied by Link Market Services on request.

P[illegible]orate representative

[illegible]eholder being a body corporate may authorise [illegible]n to act as its representative at the Meeting. The [illegible]tative so appointed is entitled to exercise the same [illegible]s as the body corporate could have exercised as a shareholder if it were a natural person. The appointment of a corporate representative must comply with the requirements of section 250D of the Corporations Act 2001. The appointment may be a standing one. Unless the appointment states otherwise, the representative may exercise all of the powers that the appointing body could exercise at a general meeting or in voting on a resolution.

Corporate shareholders who wish to appoint a representative to attend the Meeting on their behalf must provide that person with a properly executed letter or other document confirming that they are authorised to act as the company's representative. That formal notice of appointment must be brought to the Meeting.

Explanatory notes

Please refer to the explanatory notes attached to this Notice of Meeting in relation to the items of business set out in this Notice.

Michael Kirkpatrick
Company Secretary
8 October 2009

Explanatory notes

1. CONSIDERATION OF REPORTS

The Financial Report, Directors' Report and the Independent Audit Report for the financial year ended 30 June 2009 will be presented for consideration.

2. QUESTIONS AND COMMENTS

Following consideration of the Reports, the Chairman will give shareholders a reasonable opportunity to ask questions about or comment on the management of the Company.

The Chairman will also give shareholders a reasonable opportunity to ask the Auditor questions relevant to:

(a) the conduct of the audit;
(b) the preparation and content of the Independent Audit Report;
(c) the accounting policies adopted by the Company in relation to the preparation of the financial statements; and
(d) the independence of the Auditor in relation to the conduct of the audit.

The Chairman will also give the Auditor a reasonable opportunity to answer written questions submitted by shareholders that are relevant to the content of the Independent Audit Report or the conduct of the audit. A list of written questions, if any, submitted by shareholders will be made available at the start of the Meeting and any written answer tabled by the Auditor at the Meeting will be made available as soon as practicable after the Meeting.

3. ITEMS FOR APPROVAL

Resolution 1: Election of Mr Robert Bishop

Robert ("Bob") Bishop (Age 64), Independent Non - Executive Director

Bob was appointed an independent, Non-Executive Director in June 2009.

He holds a Master of Science Degree in Production Engineering from the University of Birmingham, UK and is a Member of the Institute of Engineers Australia and a Fellow of the Australian Institute of Company Directors.

Bob is a former Managing Director of Joyce Corporation Ltd (1989 to 1994) and Dorsogna Ltd (1994 to 1997). Most recently Bob was the Chief Executive Officer of the global mining and tunneling division of DYWIDAG Systems International GmbH (DSI), a position he held from 2003 to 2008. Bob has extensive international business experience having worked in the UK, South Africa, and Europe.

The Directors (with Robert Bishop abstaining) unanimously recommend that shareholders vote in favour of his election.

Resolution 2: Election of Mr Peter Johnston

Peter Johnston (Age 58), Independent Non-Executive Director

Peter was appointed an independent, Non-Executive Director in September 2006.

Peter is currently Managing Director and CEO of Minara Resources Limited, a position he has occupied since December 2001. He previously held senior executive positions with WMC and Alcoa.

Peter is a graduate from the University of Western Australia. He is a Fellow of the Australian Institute of Mining and Metallurgy and a Fellow of the Australian Institute of Company Directors. He is currently the Chairman of the Nickel Institute and is Vice Chairman of the Minerals Council of Australia. Peter is on the Executive Council of The Chamber of Minerals and Energy WA and a Director of the Australian Mines and Metals Association. He is also on the Board of Directors of Silver Lake Resources Limited.

The Directors (with Peter Johnston abstaining) unanimously recommend that shareholders vote in favour of his re-election.

Resolution 3: Adoption of Remuneration Report

The Corporations Act 2001 requires that a resolution that the Remuneration Report be adopted be put to a vote of shareholders at the Meeting. The vote on the resolution is advisory only and does not bind the directors.

The Remuneration Report **(Report)** is contained in the Company's 2009 Annual Report to shareholders at pages 36 to 47.

The Chairman will give shareholders a reasonable opportunity to ask questions about or make comments on the Report.

The Directors unanimously recommend that shareholders vote in favour of this advisory resolution.

Exemption File No. 82-35011

Emeco

Emeco Holdings Limited
ACN 112 188 815

LODGE YOUR VOTE

By mail:
Emeco Holdings Limited
C/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia

By fax: +61 2 9287 0309

ONLINE www.linkmarketservices.com.au

All enquiries to:
Telephone: 1800 689 300

X99999999999

SHAREHOLDER VOTING FORM

I/We being a member(s) of Emeco Holdings Limited and entitled to attend and vote hereby appoint:

STEP 1 APPOINT A PROXY

the Chairman of the Meeting (mark box) ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered shareholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy and to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 12 noon on Wednesday, 18 November 2009, at the Sydney Hilton Hotel, 488 George Street, Sydney, NSW and at any adjournment or postponement of the meeting.

Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting.

Please read the voting instructions overleaf before marking any boxes with an X

STEP 2 VOTING DIRECTIONS

	For	Against	Abstain*
Resolution 1 Election of Mr Robert Bishop	☐	☐	☐
Resolution 2 Election of Mr Peter Johnston	☐	☐	☐
Resolution 3 Adoption of Remuneration Report	☐	☐	☐

SAMPLE

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

STEP 3 SIGNATURE OF SHAREHOLDERS - THIS MUST BE COMPLETED

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company's constitution and the *Corporations Act 2001* (Cth).

EHL PRX901

HOW TO COMPLETE THIS PROXY FORM

Your Name and Address

This is your name and address as it appears on the company's share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note: you cannot change ownership of your shares using this form.**

Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in Step 1. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person in Step 1. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a shareholder of the company. A proxy may be an individual or a body corporate.

Votes on Items of Business - Proxy Appointment

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form and return them both together.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together.

Signing Instructions

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, either shareholder may sign.

Power of Attorney: to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

Corporate Representatives

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission in accordance with the Notice of Meeting. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy Form

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below by 12 noon on Monday, 16 November 2009, being not later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Proxy Forms may be lodged using the reply paid envelope or:

by mail:
Emeco Holdings Limited
C/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235
Australia

by fax:
+61 2 9287 0309

online: ONLINE www.linkmarketservices.com.au

lodging it online at Link's website (www.linkmarketservices.com.au) in accordance with the instructions given there (you will be taken to have signed your Proxy Form if you lodge it in accordance with the instructions given on the website);

by hand:
delivering it to Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000.

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

PFAX201

Exemption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	15-Oct-2009
Time	10:42:09
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Annual Report to shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.